06017636

Atos Origin
WORLDWIDE IT PARTNER

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

RECEIVED OCT 16 2006

September [illegible] 2006 PROCESSED OCT 26 2006 THOMSON FINANCIAL

SUPPL

Re: Atos Origin – File Number 082-04323

Ladies and Gentlemen:

Atos Origin, a corporation incorporated under and having its domicile in France and having its securities listed on the Euronext Paris Stock Exchange (the "Company"), hereby furnishes to you pursuant to Rule 12g3-2(b)(i) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act") the enclosed information because we believe that our holders of record resident in the United States, determined in accordance with Rule 12g5-1 under the Exchange Act now exceed 300.

Attached hereto as Appendix A is a list identifying, since June 2006, the following documentation in English:

(A) information made public pursuant to the laws of France,

(B) information filed with the Euronext Paris Stock Exchange, and

(C) information distributed to the Company's security holders

As required by Rule 12g3-2(b)(i), we have indicated when and by whom such information is required to be made public, filed with the stock exchange or distributed to security holders.

The Company hereby also provides the following information:

- The estimated number of holders of our common stock resident in the United States is in excess of 300.
- We are currently unable to estimate the percentage of outstanding common stock held by residents in the United States
- We believe that most securities held by United States Resident's were acquired as a result of open market purchases.
- We have not made a public distribution of securities in the United States.

As required by Rule 12g3-2(b), English versions of each press release and all other communications or materials distributed directly to shareholders are available under Appendix A (as documents have been made available both in French and in English upon release by the Company). Accordingly, we have not attached a second copy of the documents as Appendix B.

If you have any questions or comments, please call the undersigned at 33(0)1.55.91.23.18.

Very truly yours,

Bernard BOURIGEAUD
Chairman of the Board

Enclosures

Appendix A

I. Information Made Public Pursuant to the Law of France.

Document	When Required to be Made Public
2006 Half-Year report	Half-year accounts to be made public within 4 months of the half year

II. Information Filed with Euronext Paris Stock Exchange.

Document	When Required to be Filed
None	

III. Information Distributed to the Company's Security Holders.

Document	When Required to be Distributed
Press releases in English	General information requirement : whenever an important event is taking place

- Black Duck Partners with Atos Origin to deliver Software Compliance Management Solutions to Enterprise Customers in the UK Market (3 July 2006)
- Atos Origin signs global alliance with Microsoft to develop and market innovative solutions (3 July 2006)
- ING signs Memorandum of Understanding with Preferred Supplier Team for outsourcing of workplace service provisions (4 July 2006)
- Atos Origin in top three current rankings for Germany (10 July 2006)
- Atos Origin signs a contract with Wm Morrisons for Fuel Card Management (11 July 2006)
- Atos Origin supports Hospices Civils de Lyon in Largest-Ever Deployment of Oracle Applications Solution in French Hospital Sector (11 July 2006)
- **Atos Origin 2006 first half revenues up 2,9 %** - 2006 revenues growth estimated at + 3 % - Consensus operating margin too high for 2006 (18 July 2006)
- Creating a European Leader in Payment Services : Atos Origin Acquisition of Banksys and BCC (20 July 2006)
- Atos Origin takes responsibility for processing the first German combined debit and credit card program with bonus miles (24 July 2006)
- Atos Origin Promotes Ryan Schebler to Vice-President of Sales and Marketing in North America (7 August 2006)

- Atos Origin honoured as Partner of the Year for Sales and Marketing at 2006 Microsoft Worldwide Partner Program Awards (9 August 2006)
- Atos Origin selected as preferred bidder by British Department of Health for diagnostics procurement programme – South West Region (23 August 2006)
- Atos Origin launches new server consolidation service to reduce total cost of ownership and increase performance (29 August 2006)
- DELTA outsources its IT infrastructure, office management and part of application management to Atos Origin (5 September 2006)
- Atos Origin 2006 first half earnings announcement (6 September 2006)
- NFU Mutual announces Atos origin as preferred external IT partner (6 September 2006)
- Atos Origin selected by British Department of Health as preferred bidder for second independent sector diagnostics procurement programme contract (7 September 2006)
- Choose and Book upgrade successfully implemented at NHS Connecting for Health (7 September 2006)
- Atos Origin is organizing the 7th Poseidon Forum on payment terminals (7 September 2006)
- Atos Origin and Intelliden form alliance in telecom sector to improve networks management services (12 September 2006)
- Atos Origin delivers first stage of ePharmacy Programme for NHSScotland (13 September 2006)
- The Louvre Museum selects Atos Origin to operate its website (13 September 2006)
- Wolfgang Sturm appointed Chief Operation Officer for Atos Origin in Germany and Central Europe (13 September 2006)
- Atos Origin awarded £350m Government IT contract (15 September 2006)
- Atos Origin awarded highest partner accreditation by Oracle (18 September 2006)
- Government Gateway selects Atos Origin to provide IT managed services (19 September 2006)
- Atos Origin starts implementation at Alfasan International – the first to choose latest mySAP All-in-One solution for the process industry (20 September 2006)
- Atos Origin presents its electronic invoicing offer at the European EXPP Summit 2006 (20 September 2006)
- Atos Origin supports 1euro.com in the deployment of its new eCommerce payment solution (21 September 2006)
- Atos Origin announced the divestment of its operation in the Middle East to local management (21 September 2006)
- CONSOB selected Atos Origin as its unique IT partner (25 September 2006)
- Atos Origin offers German banks the processing of "Instant cards (25 September 2006)
- Unique postage stamp with images of Olympic Champions issued by Atos Origin and TPG Post crowned with International design award (28 September 2006)

4.

Appendix B

I. English Translations of Press Releases and other Distributions to Security Holders.

Not used.

II. Other translations.

Not used.

Atos Origin

PRESS RELEASE

Black Duck Partners with Atos Origin to Deliver Software Compliance Management Solutions to Enterprise Customers in the UK Market

International IT services company to fulfill UK demand for Black Duck's protexIP™ suite of software compliance management solutions

London and Waltham, MA, 3 July 2006 - Black Duck Software, the leading provider of software compliance management solutions, today announced an alliance with Atos Origin, a leading international IT services company. The companies will collaborate on the implementation of joint market offerings, bundling Black Duck's protexIP suite with Atos Origin's consulting, systems integration, and application management services. These unique offerings will enable UK enterprise customers to better understand and manage the increasingly complex intellectual property issues and licensing requirements associated with their software assets. Atos Origin is an industry leader in technology services, with annual revenues of EUR 5.5 billion and more than 47,000 employees worldwide.

Under this agreement, Atos Origin will leverage the automated code review and analysis capabilities of Black Duck's protexIP suite to deliver software compliance management assessments as part of their compliance and governance practice areas. Using Black Duck's software, the firm will establish policies related to installations of large software applications to ensure compliance with the software licenses governing those applications. Additionally, Atos Origin will provide strategies for the adoption of compliance, governance, and intellectual property (IP) management best practices.

"As software developers change their approach and incorporate much more open source and other third-party code in their work, more challenging regulatory and compliance scenarios emerge," said Jacques Cosnefroy, Senior Vice President, Systems Integration, Atos Origin UK. "At Atos Origin, we work with clients to ensure that they have effective strategies in place so that they can embrace and gain competitive advantages from these changes. By working with Black Duck and the innovative protexIP platform, we can help our enterprise customers realize the full benefits of open source and component-based development, while protecting their valuable software intellectual property."

"We are pleased to team with Atos Origin to extend Black Duck's reach into the UK market," said Douglas A. Levin, CEO of Black Duck Software. "Our combined expertise will help Atos Origin customers capitalize on the productivity gains and cost reductions of open source without compromising valuable intellectual property. By establishing a process for software compliance management with protexIP, together we can unlock the promise of open source and component development for more enterprises and government organizations."

The protexIP platform creates a collaborative environment that helps organizations effectively manage their increasingly complex software licensing policies and procedures. By validating software contents, verifying license compliance, and finding and addressing issues early in the development cycle – or well in advance of a due diligence event – the protexIP platform helps companies reduce business risks, complete software projects on time and on budget, and stay on track with their go-to-market strategies and business plans.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext Market Solutions, Atos Worldline and Atos Consulting.

Press Contact:

Margherita Bartocci, Manning Selvage & Lee
margherita.bartocci@mlspr.co.uk
+44 (0) 20 7878 3182

José de Vries, Atos Origin
jose.devries@atosorigin.com
+ 33 1 55 91 24 53

About Black Duck Software
Black Duck Software™ is the leading provider of software compliance management solutions that help companies govern how software assets are created, managed and licensed. Black Duck's offerings help businesses take maximum advantage of open source software while at the same time ensure that they satisfy the obligations associated with the code they use. Black Duck's customer base includes enterprises, product developers, outsourcers, law firms and other organizations worldwide that are concerned with protection of software intellectual property. For more information about Black Duck, visit www.blackducksoftware.com.

Press Contact:

John Riley, Black Duck Software
jriley@blackducksoftware.com
+1 (781) 891-5100 Ext. 404

Ross Levanto, Schwartz Communications
rossl@schwartz-pr.com
+1 (781) 684-0770

Atos Origin

PRESS RELEASE

Atos Origin signs global alliance with Microsoft to develop and market innovative solutions

Paris, 3 July 2006 - Atos Origin, an international IT services company, today announced a strategic global alliance with Microsoft Corp. to develop and market Atos Origin solutions based on a wide array of Microsoft products, including Windows Vista, Office 2007 system, Windows Server "Longhorn" as well as current versions of each. Under the alliance, new solutions will be designed to enhance productivity and improve responsiveness to customers. Both companies will collaborate on providing training, marketing and sales activities around the new solutions.

One of the first solutions to benefit from this new agreement is Atos Origin's innovative workplace management solution, Atos™ Workplace Solutions. This solution is used both to manage operating system migration and full outsourcing, and 600,000 desktops are already deployed, with more planned. Microsoft has been a key partner in this offering and through this alliance continues further developments to extend the value of Atos™ Workplace solutions to existing and new customers. A joint roadmap is created to ensure that today's solution and supporting technologies are compliant with future innovations and product releases. The current version uses Windows® XP and Microsoft® Client and Back Office® in combination with the latest Intel® vProTM technology.

Atos™ Workplace Solutions provide a full range of modular and flexible desktop and end-user support services, allowing the end user to work anywhere, anyplace, at anytime. Built on extensive and proven experience in all industry sectors, Atos™ Workplace Solutions currently manage more than 600,000 seats, 20,000 servers, 8 million calls per year and 350,000 corporate mailboxes.

Mike Sievert, corporate vice president of Windows Client Marketing at Microsoft says: "Atos Origin has been a long-standing alliance partner of Microsoft. Together, we have undertaken significant projects across Europe in many different sectors such as the public, telecom, and manufacturing sector. A key aspect of the Atos™ Workplace Solutions vision is the addition of new software releases as part of a continuous refresh cycle. This ensures that existing and new customers will be able to benefit from new releases such as Windows Vista when adopting and/or migrating to Atos™ Workplace Solutions."

Wilbert Kieboom, Management Board Member and CEO of Atos Origin Northern Europe concludes: "Atos Origin has always taken a partnership approach in order to develop the best solutions for its clients. A global alliance between Atos Origin and Microsoft is evidence of our commitment to provide our customers flexible and innovative solutions to reach the agility required in a constantly changing businesses environment.

Atos Origin

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For more information:

Marie-Tatiana Collombert
+ 33 1 55 91 26 33
marie-tatiana.collombert@atosorigin.com

Jose de Vries
+ 33 1 55 91 24 53
jose.devries@atosorigin.com

Atos Origin

PRESS RELEASE

ING signs Memorandum of Understanding with Preferred Supplier Team for outsourcing of workplace service provisions

Amsterdam, 4 July 2006 - Preferred Supplier Team (PST) Accenture, Atos Origin, Getronics and KPN have signed a Memorandum of Understanding with ING for the outsourcing of workplace service provisions to 53,000 ING employees in Europe. This entails that, in addition to the service provisions, approximately 550 ING employees in The Netherlands and Belgium will transfer to the PST-parties. The expected contractual value is in excess of 800 million Euro and has a five year duration. A contract signature is expected in the fourth quarter of 2006.

The PST will facilitate a smooth transfer of the workplace service provisions, in compliance to specific needs of ING. In addition to a proven level of expertise in all areas of the workplace service provisions sector, the career opportunities which the parties can provide ING employees have played an important role in the selection process.

The workplace service provisions are supplied as 3rd generation outsourcing. In this form all parties of the PST have individual contracts with ING, whereby the Integrator holds responsibility for the co-ordination of the service provision and the alignment between demand and supply. This expected agreement will be among the first 3rd generation outsourcing agreements in Europe.

The intended agreement to outsource workplace services is a component of ING's Operations & IT efficiency program in the Benelux region. In accordance with all formal procedures, Works Councils of both ING and PST parties have been provided with all necessary information. The unions have also been informed about the intended transaction.

Atos Origin, Getronics and KPN welcome the ING-employees and will provide, together with ING, a smooth and thorough transfer. It is anticipated that the definitive contract will be signed after the works councils have submitted recommendations. As soon as the contracts have been signed, further information about the services to be provided by the individual parties will be available.

About Accenture
Accenture is a global management consulting, technology services and outsourcing company. Committed to delivering innovation, Accenture collaborates with its clients to help them become high-performance businesses and governments. With deep industry and business process expertise, broad global resources and a proven track record, Accenture can mobilize the right people, skills and technologies to help clients improve their performance. With more than 129,000 people in 48 countries, the company generated net revenues of US$15.55 billion for the fiscal year ended Aug. 31, 2005. Its home page is www.accenture.com.

Atos Origin

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

About Getronics
With some 25,000 employees in 30 countries and approximate revenues of EUR 2.6 billion, Getronics is one of the world's leading providers of vendor independent Information and Communication Technology (ICT) solutions and services. Getronics designs, builds, deploys and manages flexible and innovative end-to-end solutions, working together with our partners and clients, in order to optimise and increase the productivity of our clients' mobile knowledge workers. Getronics headquarters are in Amsterdam, with regional offices in Boston, Madrid and Singapore. Getronics' shares are traded on Euronext Amsterdam ('GTN'). For further information about Getronics, visit www.getronics.com.

About KPN
KPN provides telephone, internet and television services to personal customers through its fixed network in the Netherlands. For business customers, KPN provides a range of services, from voice, internet and data services to fully managed outsourced ICT solutions, in the Netherlands and international. For both personal and business customers, KPN offers mobile services in the Netherlands, Germany, Belgium and Western Europe. On March 31, 2006, KPN served 6.7 million fixed-line subscribers and 2.2 million internet customers in the Netherlands as well as 21.6 million mobile customers in Germany, the Netherlands and Belgium, while employing 28,647 individuals (26,176 FTEs). KPN was incorporated in 1989 and our shares are listed on the Amsterdam, New York, London and Frankfurt stock exchanges. For more information, visit KPN on the internet: www.kpn.com.

For more information:

Accenture
François Luu – Corporate Communications – Financial Services
Telephone: + 33 1 53 23 68 55; e-mail: francois.luu@accenture.com
Atos Origin
Marie-tatiana Collombert, SVP Global Public Relations
Telephone : + 33 1 55 91 26 33, e-mail : marie-tatiana.collombert@atosorigin.com
Getronics PinkRoccade
Sonja Kok, Vice President Communications
Telephone: + 31 30 663 52 32; e-mail: sonja.kok@getronics.com
KPN Media Relations
Telephone: +31 70 446 63 00, fax: (070) 446 63 10, e-mail: press@kpn.com

PRESS RELEASE

Atos Origin in top three current rankings for Germany

Essen, 10 July 2006 - Top ranking for Atos Origin in Germany: leading international IT services provider Atos Origin is number three in the current Lünendonk list of the top 25 IT consultancy and system integration companies in Germany. The company's market position reflects the record year enjoyed by Atos Origin in Germany in 2005.

Total sales for the region including activities in Germany, Austria, Switzerland and Poland increased from around EUR 334 million to EUR 562 million last year. The enormous growth was driven by the signing of a number of significant contracts with companies such as KarstadtQuelle AG or the Pay-TV broadcaster Premiere.

"*We now intend to consolidate our market position,*" said Gerhard Fercho, the recently appointed Chief Executive Officer of Atos Origin in Germany & Central Europe. "*To do this we will have to continue to play to our strengths. As well as our detailed knowledge of our customers' markets, we will concentrate on 'softer' corporate skills, such as the smooth integration of our employees from different corporate cultures or the establishment of partnership-based relationships with customers and long-term collaboration.*"

In the Lünendonk list for the previous year, Atos Origin was four places lower at number seven.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Press Contact
Atos Origin
Katrin Morhenne
Phone: +49 (0)201 4305 9267
eMail: katrin.morhenne@atosorigin.com

Atos Origin

PRESS RELEASE

Atos Origin signs a contract with Wm Morrisons for Fuel Card Management

London, 11 July 2006 - Atos Worldline, an Atos Origin Company, today announced that it has been awarded a five year contract by Morrisons Supermarkets to provide support and business account services for its new Business Fuel Card. It is the first card in the UK retail fuel market to be EMV compliant and Chip & PIN based.

Following the successful takeover and integration of Safeway sites, Morrisons intends to substantially grow its retail fuel business and as part of this drive is launching a new business-to-business fuel card, EMV compliant with Chip and PIN functionality.

Atos Worldline was chosen by Morrisons to manage all services related to the fuel card from application processing via a Web portal with telephone support, credit checking and insurance, account holder database management ; transaction processing, such as online authorisation and invoice & statement production; management information; credit and debt risk management services; through to customer support services.

A key component of the service offered by Atos Worldline is its market leading approval rating for new applications. Experience has shown that this capability has assisted in enabling customers to significantly grow their business account revenues and increase market share.

Atos Worldline was awarded this contract for its in-depth understanding of the fuel market needs as well as proven capabilities in supporting and enabling customers to significantly optimise their business account relationships with powerful and innovative solutions in the domain of payment.

Atos Worldline has for many years been processing the cards and payment business of many large fuel based organisations, which includes credit, debit, loyalty, fuel, fleet and charge cards. The Atos Worldline system provides for transaction authorisation, data acquisition, application processing and fulfilment, credit checking and insurance, account holder management plus merchant reimbursement of all card payment transactions; an end-to end proven solution that delivers tangible benefits and measurable customer growth in a competitive market.

Phil Maud, Director, Petrol Filling Stations, at Wm Morrisons, Wakefield, *"We chose Atos Worldline because of its considerable expertise in the delivery and development of fuel card management services. They clearly understand the opportunities and challenges that face this sector today and the future needs of this market. The choice of Atos Worldline as our business partner met our need for a specialist who understands our business requirements, has the technology focus and innovation to deliver and possesses the right mix of creativity, knowledge and experience".*

"This contract provides Atos Worldline with a sound basis from which to develop our relationship together into a new era", states Peter Phillips, Business Unit Director, Electronic Payments & Card Processing, Atos Worldline in the UK. *"The new Morrisons fuel card will be the first of its kind in the UK retail fuel market. It is unique in that it is EMV compliant, Chip & PIN based and includes the required levels of security and compliance to meet Morrisons business needs"*.

About Morrisons
Morrisons is the UK's 4th largest supermarket with an 11.8% market share. Quality, value and unbeatable service is experienced by nine million customers every week throughout Morrisons network of over 370 stores. The Company currently employs more than 120,000 people in its stores, factories, distribution centres and head office functions.

For further information please contact The Morrison Press Office on 0845 611 5111.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5,5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors . Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Atos Worldline, an Atos Origin company - Atos Worldline is a major European player in the processing of large-volume electronic exchanges, specialising in electronic payment services, CRM and e-services (internet, voice and mobile services). With the focus on technological innovation, Atos Worldline implements its solutions in processing or integration mode. Atos Worldline has 2,600 employees in Europe and has an annual turnover of €400 million.

For further information, please contact:
Emilie Moreau
Tel: +33 1 55 91 24 74
Email: emilie.moreau@atosorigin.com

Sam Routley
Tel: +44 20 7878 3000
sam.routley@mslpr.co.uk

Atos Origin

PRESS RELEASE

Atos Origin Supports Hospices Civils de Lyon in Largest-Ever Deployment of Oracle Applications Solution in French Hospital Sector

Paris/Lyon, 11 July 2006 - Hospices Civils de Lyon, the second-largest university hospital in France, has selected Atos Origin to help it deploy a new business and financial management system based on Oracle's E-Business Suite. The system marks one of the first large-scale deployments of an ERP system in France's hospital sector.

"*Ensuring that users embrace the deployment of ERP is a key success factor. Efficient management of a vast project like the revamping of the management system and the planning and development of the information system at the Hospices Civils de Lyon requires an unyielding focus on respecting deadlines. Atos Origin met our expectations by making an active contribution to the deployment of this new system, whose primary functionalities have been on stream since January 2006,*" said Philippe Castets, Hospices Civils de Lyon Chief Information Officer.

Management of Hospices Civils de Lyon decided to implement a new management system based on the Oracle ERP solution to support the shift to new management processes more focused on driving higher performance in both medical services and business efficiency. The system's powerful management accounting capabilities will enable the hospital to address the challenges inherent in the major reforms now underway in French hospital care, such as budget planning and controls, while at the same time improving management productivity. In particular, these upgrades are designed to enhance the administrative services provided for healthcare delivery units.

The project also aims to plan and develop the Hospices Civils de Lyon information system through the native integration of best management practices into the ERP system and by reducing the number of applications in the system, thus lowering maintenance costs.

Likewise, the input of uniform, secure data collected via powerful tools guarantees the near-term availability of a reliable reporting system, ensuring exhaustive coverage and precise traceability. In this way, the new information system will support a broader management project by enabling the hospital to structure management processes and optimize processing of business and financial information thanks to several key functionalities:

- Preparation and application of budgets and year-end forecasts.
- Procurement management (supplier contracts, purchasing, reception, payments).
- Central listing of products and suppliers.
- Management, general ledger and budget accounting.
- Fixed assets.
- Cash receipts.

HCL management supervised training sessions that were successfully completed in a very short timeframe. In line with objectives, the sessions were adapted to deployment

requirements, thus guaranteeing changeover to the new service on the scheduled date. Atos Origin consultants effectively stewarded the process, swiftly addressing the challenges of a highly specific and complex system and functional environment.

Training teams maintained steady progress by implementing a user education program tailored to the project needs. Training was broken down into 27 modules with sessions lasting one to three days, covering the entire scope of the ERP system for the different profiles identified. In all, the training team of HCL experts and Atos Origin consultants led by a Hospices Civils de Lyon project manager provided 2,300 days of training for 750 users between November and mid-April.

A dedicated change management support team helped ensure that personnel embraced the new resources and operating procedures, explaining the expected benefits, thus transforming staff into active participants in the deployment process. The initial objectives centered on building awareness and nurturing employee commitment to the project, empowering users with a sense of initiative and developing shared competencies.

"*We are delighted to have had this opportunity to support Hospices Civils de Lyon in this forward-looking initiative and we are proud of the confidence HCL expressed by choosing Atos Origin for a task that draws on critical skills to address functional, methodology and relationship management challenges,*" added François Guillemot, Regional Director of Atos Origin.

About Hospices Civils de Lyon
Hospices Civils de Lyon (HCL) provides efficient healthcare through a coordinated pool of expertise that spans all clinical specialties. To address the individual needs of each patient, its 17 member hospitals include establishments with cross-disciplinary expertise, others with a more specialized focus and a number of geriatric care centers. Flexible solutions for hospital stays and treatment are continually developed to increase patient satisfaction. In 2005, HCL provided care during hospital stays for 160,176 patents, as well as 825,130 outpatient visits. The emergency services treated 204,533 patients. The organization counts a total of 5,484 beds.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For more information:
Anne de Beaumont - + 33 (0)1 55 91 24 15 - anne.debeaumont@atosorigin.com

PRESS RELEASE

Atos Origin 2006 first half revenues up 2.9%
2006 revenues growth estimated at +3%
Consensus operating margin too high for 2006

Paris, 18 July 2006 - Atos Origin, a leading international information technology services provider, today announced that unaudited revenues for the six months ended June 30th, 2006 amounted to EUR 2,696 million, showing 2.9% organic increase on a constant scope and exchange rate basis. Due to delays in new business in the UK, the annual organic growth guidance for 2006 has been revised down to +3%. As a result, the consensus margin forecast is too high.

Analysis of Revenue Performance

Reported Group revenues for the first half ended June 30th, 2006 were EUR 2,696 million, compared with EUR 2,725 million for the equivalent period last year. After adjusting for disposals, mainly Nordic and Middle East activities, for EUR 119 million, and at constant exchange rates, the Group generated organic growth of +2.9%.

Euro Millions	H1 2006 revenues	H1 2005 revenues	% change
Growth	**2,696**	**2,725**	**-1.1%**
Disposals		(119)	
Exchange Rate impact		12	
Organic growth (*)	**2,696**	**2,619**	**+2.9%**

(*) Organic growth at constant scope and exchange rates.

The appendix to this statement provides an analysis of revenues by service line and geographic region for the 1st half and the 2nd quarter.

Revenues analysis for 1st half 2006

On an organic basis, growth in the first half reached 2.9%, with a slight acceleration in the second quarter to +3.2%, as expected. Nevertheless, the second quarter performance was lower than budget due to slower than expected new businesses in the UK. Despite a good pipe-line since the end of 2005, new business wins are behind schedule due to significant delays in decision-making by clients. As a result, part of the 2006 pipeline has been pushed back to 2007. In the second quarter, UK revenues were down 5% on an organic basis, better than in the first quarter (-11%), but under budget. In the rest of the world, revenue growth remains exactly in line with budget, up +6.0%.

By service line, Consulting was down -6.8%, weakening further in the second quarter due to a shortfall in new business in the UK. All other countries have achieved positive organic growth, with particular strength in France and Spain.

Systems Integration grew by 3.2% organically in the 1st half, with a strong Q1, up 6 %, offset by a limited +1% in Q2, resulting from a reduced number of working days in the quarter due to the later than usual Easter holidays. All countries, except the UK, performed in line with budget. In the UK, revenues were impacted by a few loss-making contracts. They impacted our capacity to transfer people to available new business and did not generate revenue. The new estimate of the costs to complete on these loss-making contracts will impact the operating margin in Systems Integration in the UK at the end of June by 25 million euros.

Managed operations organic growth is up +4.3% during the first half, boosted by Q2 organic growth of 8%. Strong performance was achieved in all countries, including a rebound in the UK, thanks to continued fertilization and penetration of existing clients combined with several medium-size contract wins, with new customers.

The operating margin for the first half of 2006 will be slightly above 5%, 1 point below our initial target, due to the new estimate of the costs to complete of a few loss-making contracts in the UK.

Book-to-bill

The book-to-bill ratio (excluding the long-term Business Process Outsourcing activities) declined to 96% in the first half due to the lack of any large wins during the period, and despite particularly active contract renewals and business fertilisation during the period.

Pipeline and backlog

The full qualified pipeline reached EUR 2.8 billion at the end of June, up +44% year on year and +9% since the beginning of the year. On the other hand, the full backlog at the end of June 2006 was over EUR 7.2 billion, representing 1.4 annual revenues, down slightly on March. Delays in the signatures of several large, long-term government contracts, particularly in the UK, explain these trends. We expect the order in-take to pick up in Q3, as several large deals are being negotiated and will contribute to revenues in 2007.

Action plan for Atos Origin UK

Atos Origin UK business has undergone a major change over the last few years, moving from a Consulting & Systems Integration organization to a fully-fledged “design, build and operate” organization. At the same time, it has established 4 service lines (Consulting, Systems Integration, Managed operations and BPO Medical services) capable of competing with the best. This dual positioning of “best-in-class” service line

capability combined with an ability to aggregate the services into a "design, build and operate" proposition is key for the future.

The UK team has been focused on several large deals, resolving and closing the loss-making contracts and reorganising its sales organisation.

Several specific commercial actions are being implemented to strengthen the commercial effort to reflect Atos Origin's strong strategic position and operational capacity. This includes:

- Increasing the commercial capacity of the consulting operations with the recruitment of new Consulting partners by July 2007 to win new business and thereby improve the utilization rate
- Reorganizing the UK Systems Integration sales teams, by focusing on one hand on large account management for large, end-to-end contracts at the UK level, and, on the other, pushing the dedicated sales teams down in to the business units in order to bring them closer to the business for more reactivity and speed to market.
- Rebalancing the public/private sector mix and the mix of large to small-medium-sized deals.

Outlook for the remainder of 2006

The 1st half Operating margin will be slightly above 5%, 1 point below initial target, due to the new estimate of costs to complete of UK public sector legacy contracts, as mentioned above. The delay in the signature of several large contracts will have an effect on 2006 organic growth. While reducing our target, we still expect to see growth at around +3%. This revenue performance including the one-off impact of the new estimate for the loss-making contracts in the UK will have an impact of more than 1.5 point on fiscal year 2006 operating margin.

The cash flow from operating activities before working capital reached 7.1% of revenues in the first half 2006 compared with 5.8% in 1st half 2005. This performance is temporarily impacted by an increase in working capital of around 200 million euros in the period due to seasonal effects, as last year at the same period. After inclusion of other cash items, net debt at 30 June 2006 increased to 339 million euros versus 363 million euros at 30 June 2005.

We expect to generate a free cash flow of around 250 million euros in the second half, by the combination of a reduction in working capital and a higher cash flow from operations linked to the operating margin level in H2. Net debt is consequently expected to fall to below 100 million euros by year-end.

Outlook for 2007

In the UK, we are confident that the action plan will deliver the desired results and generate a pick-up in activity. As we go into the second half, the pipe-line is strong and under-performing contracts have been cut, our sales organizations are being reorganised to accelerate growth in new business and there are some good opportunities nearing completion.

In the rest of the Group, progress is being made in line with expectations.

In Europe, Atos Origin strategy is constant: the Group deploys a design, build and operate approach, with a balanced mix of consulting, systems integration and managed operations. The Group has strong client base with long-term relationships. We have also carved out some strong niche positions in Exchanges, Payments Systems and Medical BPO services that are all expected to generate higher growth as demand consolidates.

Based on these healthy fundamentals, the Group is confident in its capacity to grow profitably in its key markets. Decisions taken in 2006 will prepare the Group for a rebound in 2007.

Atos Origin

Next date

September 6th, 2006 Announcement of 2006 1st half results

A conference call in English will be held at 10.00 am, CET time,

to discuss these figures.

The call is accessible on www.atosorigin.com

Disclaimers

This document contains preliminary unaudited figures that should be finalised during the half-year closing and reviewed by the external auditors.

This document contains further forward-looking statements that involve risks and uncertainties concerning the Group's expected growth and profitability for the second half of the year 2006. Actual events or results may differ from those described in this document due to a number of risks and uncertainties that are described within the 2005 annual report filed with the Autorités des Marchés Financiers (AMF) on May 15th, 2006 as a Document de Référence under the registration number : D06-402.

Glossary of terms used in the press release

External revenue. External revenue represents Atos Origin sales to third parties (excluding VAT, nil margin pass-through revenue).

Book-to-bill. A ratio expressed in percentage terms based on order entry in the period divided by revenue of the same period.

Order entry / bookings. The total value of contracts (TCV), orders or amendments signed during a defined period. When an offer is won (contract signed), the total contract value is added to the backlog and the order entry is recognised.

TCV (Total Contract Value). The total value of a contract at signature (prevision or estimation) over its duration. It represents the firm order and contractual part of the contract excluding any clause on the decision of the client, as anticipated withdrawal clause, additional option or renewal.

Backlog/ Order cover. The value of signed contracts, orders and amendments that remain to be recognised over their contract lives.

Pipeline. The value of revenues that may be earned from outstanding commercial proposals issued to clients. Qualified pipeline applies an estimated percentage likelihood of proposal success.

Organic growth. Organic growth represents the % growth of a unit based on a constant scope and exchange rates basis.

Atos Origin

About Atos Origin international
Atos Origin is an information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors.

Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Contact for Press:

Marie-Tatiana Collombert, Tel: +33 (0) 1 55 91 26 33, marie-tatiana.collombert@atosorigin.com

Contact for Investors:

Virginia Jeanson, Tel: +33 (0) 1 55 91 26 32, virginia.jeanson@atosorigin.com

Bertrand Labonde, Tel : +33 (0) 1 5591 24 45, bertrand.labonde@atosorigin.com

ANALYSIS OF 1st half REPORTED REVENUE

By Service Line *6 months ended June 30th, 2006*

Euro Millions	2006	2005	% change	2005 organic (*)	% organic change (*)
Consulting	207	227	-9.0%	222	-6.8%
Systems Integration	1,129	1,134	-0.4%	1,094	+3.2%
Managed Operations	1,360	1,364	-0.3%	1,304	+4.3%
Total	**2,696**	**2,725**	**-1.1%**	**2,619**	**+2.9%**

(*) Organic growth at constant scope and exchange rates

6 months ended June 30th, 2006

By Geographic Region

Euro Millions	2006	2005	% change	2005 organic (*)	% organic change (*)
France	808	731	+10.4%	731	+10.4%
United-Kingdom	541	588	-7.9%	587	-7.8%
The Netherlands	518	508	+2.1%	505	+2.8%
Germany + Central Europe	290	273	+6.2%	273	+6.2%
Rest of EMEA	374	467	-19.8%	353	+6.2%
Americas	99	93	+6.8%	101	-2.4%
Asia-Pacific	65	65	-1.0%	69	-5.7%
Total	**2,696**	**2,725**	**-1.1%**	**2,619**	**+2.9%**

(*) Organic growth at constant scope and exchange rates

ANALYSIS OF 2nd Quarter REPORTED REVENUE

3 months ended June 30th, 2006

By Service Line

Euro Millions	2006	2005	% change	2005 organic (*)	% organic change (*)
Consulting	104	120	-14.1%	117	-11.8%
Systems Integration	560	575	-2.6%	556	+0.6%
Managed Operations	691	674	+2.4%	639	+8.1%
Total	**1,354**	**1,370**	**-1.2%**	**1,312**	**+3.2%**

(*) Organic : at constant scope and exchange rates

3 months ended June 30th, 2006

By Geographic Region

Euro Millions	2006	2005	% change	2005 organic (*)	% organic change (*)
France	403	377	+6.7%	377	+6.7%
United-Kingdom	272	289	-5.9%	285	-4.6%
The Netherlands	260	251	+3.4%	250	+4.1%
Germany + Central Europe	147	138	+6.6%	138	+6.5%
Rest of EMEA	188	234	-19.5%	179	+5.1%
Americas	52	49	+4.7%	52	-0.4%
Asia-Pacific	32	31	+3.9%	31	+2.9%
Total	**1,354**	**1,370**	**-1.2%**	**1,312**	**+3.2%**

(*) Organic growth at constant scope and exchange rates

PRESS RELEASE

Creating a European Leader in Payment Services: Atos Origin Acquisition of Banksys and BCC

Paris / Brussels, 20 July 2006 -Atos Origin, Banksys and Bank Card Company (BCC), as well as the four major shareholders of Banksys and BCC (Dexia, Fortis, ING, KBC), announce the agreement of the acquisition of Banksys and BCC by Atos Origin, an international information technology services company. This new partnership will allow Banksys and BCC to play a key role in the current international market and it will allow Atos Origin to become a European leader in payment services. The agreement, for an undisclosed amount, was signed on Wednesday 19 July 2006 and the acquisition is expected to be finalized by the end of 2006, subject to approval by the European Competition Authorities.

Within the context of SEPA, the process of European standardisation, the four major shareholders seek to leverage Banksys and BCC's positioning in the new pan-European market for transactions processing, commercial affiliation for electronic payments and payment terminals. The acquisition of Banksys and BCC by Atos Origin, through its subsidiary Atos Worldline, reinforces their role as powerful and innovative forerunners, which is key in the strategic positioning in the future European market of electronic payments.

Atos Origin was selected based on the following strict criteria:
its extensive experience in payment operations in Germany, France and the United Kingdom, Spain, Italy and Asia Pacific;
its ambition to develop the payment activities on a European scale;
its reputation as a professional European partner in the banking sector;
its ability to accompany the transition to SEPA, in particular, the migration of the Bancontact/Mister Cash payment scheme to Maestro (as a first step) and at a later stage to all SEPA-compliant schemes;
its proven ability to develop the companies it acquires;
its commitment to ensure the business continuity of Banksys and BCC and to develop their activities;
its proven complementarity with the activities and company culture of the two companies.
Banksys and BCC are currently owned by a consortium of Belgium Banks including Fortis, Dexia, KBC and ING. They have combined 2005 revenues of EUR 309 million under Belgian GAAP and employ 1,100 people.

Atos Worldline's and Banksys' / BCC's operational fit is excellent both from a business and geographical perspective. The new entity will be part of Atos Worldline. The combination will deliver substantial development synergies and will be able to respond to the challenges and opportunities presented by SEPA. The selling banks will remain customers of the new group for the processing of their credit and debit transactions and for related services such as CardStop.

Atos Origin

Bernard Bourigeaud, Atos Origin's Chief Executive Officer commented: "This transaction allows Atos Origin to acquire a strong payment processor while also entering into long term commercial relationships with the selling banks. It represents a major step forward in our strategy to become a leader in the payment processing areas in the post-SEPA environment. We are pleased to welcome Banksys and BCC staff into the Group and I am confident that the integration of the companies will be successful."

Michel Bouteille and Pierre Jolie, Chairmen of the Board of Directors of Banksys and BCC, have declared that " It was essential for the new partner to guarantee, in the European area which is currently being outlined, the preservation of the quality of electronic payment standards and the level of security Banksys and BCC are used to. The Belgian banks are confident in the ability of the new group to further improve the already high service level and their future positioning on the European market."

Vincent Roland, CEO of Banksys and Dirk De Cock, General Manager of Bank Card Company add: " This partnership will allow an acceleration of our European expansion. With a partner of the size of Atos Origin, our know-how and competitiveness will be extended to Europe at large. This will strengthen our ability to meet the needs of our customers who are already present in Europe and wish to concentrate their payments on a European scale".

Fortis Corporate Finance and Linklaters De Bandt acted respectively as financial and legal advisors to the Sellers, while ABN AMRO Corporate Finance and Debevoise & Plimpton acted respectively as financial and legal advisors to the Buyer.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations.
The company's annual revenues are more than EUR 5,5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Atos Worldline, an Atos Origin company
Atos Worldline is a major European player in the processing of large-volume electronic exchanges, specialising in electronic payment services, CRM and e-services (internet, voice and mobile services). With the focus on technological innovation, Atos Worldline implements its solutions in processing or integration mode. Atos Worldline has 2,600 employees in Europe and has an annual turnover of €400 million.

About Banksys
Banksys was founded in 1989, as the result of the merger of the Mister Cash and Bancontact networks. Its principal mission is the authorization, security and guarantee of electronic payments in Belgium. Next to its processing activities, Banksys capitalizes on its know-how for the development of terminals and payment applications like "banxafe" and

"Mobile banxafe". Banksys also operates a wide set of services such as terminal maintenance and CardStop to merchants and cardholders. Banksys has approximately 1,000 employees nowadays. In 2005, Banksys performed over 986 million transactions through an acceptance network of 120,000 merchants.

About Bank Card Company
Bank Card Company (BCC) manages the payment systems linked to the two largest credit card networks: Visa and MasterCard on behalf of nearly forty Belgian banks. BCC affiliates merchants to accept Visa, MasterCard, Maestro, V Pay and Visa Electron. To meet the needs of the cardholders BCC is continually diversifying its acceptance network of 55.000 active merchants.

* * *

Atos Origin Contact for Press:
Marie-Tatiana Collombert, Tel : +33 (0) 1 55 91 26 33,
marie-tatiana.collombert@atosorigin.com

Atos Origin Contact for Investors:
Virginia Jeanson, Tel: +33 (0) 1 55 91 26 32, virginia.jeanson@atosorigin.com
Bertrand Labonde, Tel : +33 (0) 1 55 91 24 45, bertrand.labonde@atosorigin.com

Banksys Contact :
Jean-Michel Dasnoy, Tel: +32 2 727 68 22, jeanmichel.dasnoy@banksys.be

BCC Contact :
Ante Rimac, Tel : +32 2 205 83 36, ante.rimac@bcc.be

PRESS RELEASE

Atos Origin takes responsibility for processing the first German combined debit and credit card program with bonus miles

Frankfurt/Main, 24 July 2006 - Atos Worldline, an Atos Origin company, has been selected to process a new payment card for Landesbank Berlin AG and its co-branding partner Air Berlin PLC & Co. Luftverkehrs KG. This first combined debit and credit card on the German market combines MasterCard and ec-/Maestro-Card and allows cardholders to earn Air Berlin top bonus air miles through ec-/Maestro extended acceptance.

Atos Worldline and Landesbank Berlin have been partners on various projects over the last 16 years. Currently, Atos Worldline is responsible for the payment processing of the Air Berlin MasterCard top bonus card. This new programme extends the business relationship for a further five years.

The technical processing provided by Atos Worldline is based on its proprietary, highly flexible card management system which was specifically extended from a conversion module to an authorisation module (SEMPRIS®authorize).

"*Through this new service our clients can create their own card programs in a more attractive and profitable way, and thereby offer more advantages than their competitors*", says Peter Vesco, Business Unit Manager of Banking & Finance International at Atos Worldline. "*With the processing of combined debit and credit card program, this is the first time it is possible to implement card programs with widespread acceptance.*"

"*Landesbank Berlin Air Berlin cardholders can earn top bonus miles from daily shopping in merchant outlets that do not accept credit cards but do accept ec-cards, while benefiting from the Air Berlin MasterCard monthly deduction facility from their private bank account. Atos Worldline has been our processing partner for sixteen years now. Their ability to implement this innovative program in a relatively short period reinforces our choice to further extend this successful partnership over the next five years*", says Dr. Tilo Schürer, Direct Marketing Manager at Landesbank Berlin.

More Flexibility through Dual Cards with Credit and ec-card

With Atos Worldline's new highly flexible card management system, credit cards such as Visa and MasterCard can be handled and processed together with an ec-card from the same card account. A Maestro-Only solution is also possible. The new combined card is dealt with in the same way as an ordinary credit card. In this way typical credit card payment functions such as "Charge Credit" and "Revolving Credit" can also be used for debit cards. At the same time typical debit card uses, such as cash payment and transfers from/to accounts, remain unchanged. Because of the widespread acceptance of the ec-/Maestro-card and access to worldwide e-transactions using credit cards becoming commonplace, card-issuing institutions can increase card use and therefore competitiveness and profitability.

Atos Origin

System extension through the conversion module in SEMPRIS®authorize
Developing new variant products required to adapt the behaviour patterns for how debit and credit cards are used in Atos Worldline card management system (SEMPRIS®core). The greatest challenge lay in the development of a conversion function in the authorisation module (SEMPRIS®authorize), ie. 'converting' Maestro-card requests to MasterCard requests.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5,5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Atos Worldline, an Atos Origin company - Atos Worldline is a major European player in the processing of large-volume electronic exchanges, specialising in electronic payment services, CRM and e-services (internet, voice and mobile services). With the focus on technological innovation, Atos Worldline implements its solutions in processing or integration mode. Atos Worldline has 2,600 employees in Europe and has an annual turnover of €400 million.

About Landesbank Berlin
Landesbank Berlin AG (LBB) is a customer-oriented, innovative institution for private and business clientele. Through the brand names Berliner Sparkasse and Berliner Bank (BB) it provides regional customers with an extensive branch network and is also the market leader in the German credit card sector. Modern distribution channels, such as online and credit card banking, call center and self-service media, complete its extensive range of products. Around 5,300 employees are aware that their daily goal is to make LBB a profitable institution.

About Air Berlin
Air Berlin is the second largest airline company in Germany and the third largest low-fare carrier in Europe. The airline was set up in 1978 and has grown steadily since then. Through the Euro Shuttle linking European cities, the company has attained a new scale of business. The attractive price performance ratio is interesting for business and private passengers alike. Due to its high service standards in product tests in January 2005 the company came out top among 15 international airlines. Air Berlin employs over 2,650 employees. The current fleet of 54 aircraft with an average age of four years makes it one of the most modern in Europe. The airline achieved a turnover of €1.22 billion in 2005, carrying 13.5 million passengers. Since early 2004 Air Berlin has held a stake of 24 percent in NIKI, the Austrian low-fare airline owned by Niki Lauda.

Atos Origin Press Contacts

Anja Müller
Tel.: +49 (0)69 6657-1401
E-Mail:
anja.mueller@atosorigin.com

Emilie Moreau
Tel: +33 1 55 91 24 74
Email: emilie.moreau@atosorigin.com

Atos Origin

PRESS RELEASE

Atos Origin Promotes Ryan Schebler to Vice President of Sales and Marketing in North America

He previously served as a principal of Solutions Delivery Service Line

Houston, 7 August 2006 – Atos Origin has announced Ryan Schebler as its new vice president responsible for the Company's Sales and Marketing in North America. He reports directly to Paul Stewart, CEO of Atos Origin North America.

Schebler joined the company in 2002 as a principal in Solutions Delivery. There, he led multi-million dollar programs on four continents and served as executive advisor to consulting and systems integration clients, including Procter & Gamble, Lexmark, Royal Philips Electronics, General Motors and Christie's International.

"Ryan has been an extremely effective force in providing high level consultation and targeted solutions to international clients," said Stewart. "He brings to his new role a successful track record helping major corporations leverage information technology platforms to enhance corporate value - an understanding that will make him very effective leading the sales and marketing functions."

Prior to joining Atos Origin, Schebler worked for two of the world's largest global business consulting companies. At Arthur Andersen, he was responsible for various aspects of several practices, including Strategy, Enterprise Resource Planning, Infrastructure Management and Business Intelligence. While there, he also spearheaded strategy and implementation of technology solutions at multiple Fortune 500 companies such as DaimlerChrysler, Rubbermaid/Newell, Hershey Foods and Major League Baseball.

As a managing consultant for IBM Global Services, Schebler handled business development and sales as well as strategic direction and tactical support for client projects. Schebler also worked as a sales analyst and implementation specialist with Alco Standard Corporation.

Schebler received his Bachelor of Science and his MBA from Purdue University. He holds several professional certifications and is often sought out to serve as a guest speaker at industry events.

Atos Origin™

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Consulting, Atos Euronext Market Solutions and Atos Worldline.

Press Contacts:

Rose Sparks
Atos Origin
+1 713-513-3271
rose.sparks@atosorigin.com

Dan Keeney, APR
DPK Public Relations
+1 832-467-2904
dan@keeneypr.com

PRESS RELEASE

Atos Origin Honoured as Partner of the Year for Sales and Marketing at 2006 Microsoft Worldwide Partner Program Awards

Paris, 9 August 2006 - Today, Atos Origin proudly announced it has won the Partner of the Year Award for Sales and Marketing in the Information Worker Solutions category at the 2006 Microsoft Worldwide Partner Program Awards. The company was chosen out of an international field of top Microsoft Partners as delivering market-leading customer solutions built on Microsoft technology.

Wilbert Kieboom, Management Board Member and CEO Northern Europe at Atos Origin said: "Atos Origin is a Microsoft partner and we are delighted to have received the accolade for best performance in Sales and Marketing. The 2006 Partner of the Year Award underlines the outstanding performance of the innovative Atos™ Workplace Solutions and continued commitment by both companies to a successful long-term collaboration."

Awards were presented in a number of categories, with winners chosen from a pool of more than 1,800 worldwide entrants. Atos Origin was recognized for superior Sales and Marketing in the Information Worker Solutions category. The Information Worker Award recognizes solution providers that help customers realize increased service revenues, new market opportunities and a renewed focus on high-value customer engagements via technology. Atos Origin won this award by providing solutions built on familiar programs that enable their customers to better manage, prioritize and collaborate on increasing volumes of information with its innovative Atos™ Workplace Solutions. This solution is used both to manage operating system migration and full outsourcing, and 600,000 desktops are already deployed, with more planned.

"It is a privilege to recognize Atos Origin as a winner of this years' Information Worker Solutions in Sales and Marketing," said Allison Watson, vice president of the Worldwide Partner Sales and Marketing Group at Microsoft. "It is this level of effectiveness in reaching out to our shared customers regarding the value of solutions built on Microsoft technology that enables continued success for us and for our Partners. We applaud Atos Origin for its achievements this year and offer gratitude for our ongoing collaboration through the Microsoft Partner Program."

The Microsoft Partner Program Awards recognize Microsoft Partners that have developed and delivered exceptional Microsoft-based solutions over the last year. Multiple awards are distributed in four categories: Partner of the Year for Technology Innovation, Partner of the Year for Sales and Marketing, the Specialization Excellence Awards, and Microsoft Initiative Awards, which also includes the Winning Customer Award.

Atos™ Workplace Solutions provide a full range of modular and flexible desktop and end-user support services, allowing the end user to work anywhere, anyplace, at anytime. Built on extensive and proven experience in all industry sectors, Atos Workplace Solutions currently manage more than 600,000 seats, 20,000 servers, 8 million calls per year and 350,000 corporate mailboxes.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For more information:
Jose de Vries
+ 33 1 55 91 24 53
jose.devries@atosorigin.com

Atos Origin

PRESS RELEASE

Atos Origin selected as preferred bidder by British Department of Health for diagnostics procurement programme - South West Region

Diagnostic services brought closer to primary care and patients

London, 23 August 2006 - Atos Origin, a leading IT services company, today announced that its Medical Services division has been selected by the British Department of Health as preferred bidder for the South West Region of the independent sector diagnostics procurement programme. The South West Region contract, one of seven shortly to be awarded, will run for five years starting in April 2007.

When the contract is awarded, the selected provider will handle diagnostic imaging including MR, CT, ultrasound, x?ray and DEXA; endoscopy; audiology; and physiological measurement, dealing with around one million investigations throughout the life of the contract. The geographical area covered encompasses Hampshire, Isle of Wight, Wiltshire, Avon, Gloucestershire, Somerset, Dorset, Devon and Cornwall.

Diagnostic services will be delivered from a range of healthcare sites, including city centre and hospital locations and GP surgeries, as well as mobile facilities. The services will be provided at a range of times including weekends and early evenings at some locations, offering patients greater choice and better access to local health services.

A Department of Health spokesman said:

"A further milestone has been reached that will help the NHS to meet the Government's target that by 2008 all NHS patients should be treated within 18 weeks of their GP referral, support choice and contestability, create an Independent Sector market that delivers Value for Money, support the shift to primary care, and promote innovative service models. The additional capacity provided by the Independent Sector will help cut 'hidden waits' brought about by patients waiting for diagnostic tests ahead of any further treatment required".

"Atos Origin is delighted to have been selected as preferred bidder for the South West region contract, an area which faces tougher geographical challenges than many others," said Simon Chipperfield, senior vice president, Medical Services, Atos Origin. "We look forward to the final stage of the bid and the potential opportunity to work closely with the Strategic Health Authorities, NHS Trusts and Primary Care Trusts to increase patient access to facilities and patient choice, and reduce waiting times for these diagnostic services."

Atos Origin is a unique service provider to the UK healthcare sector, providing occupational health, primary care, capability assessment and diagnostic services to more than two million people each year. Atos Origin also delivers IT programmes at the heart of

the health service modernisation programme, increasing patient choice and improving the patient experience.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5,5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For further information, contact:
Marie-Tatiana Collombert
Tel: +33 1 55 91 26 33
marie-tatiana.collombert@atosorigin.com

Sam Routley / Anna Mitchell
Tel: +44 20 7878 3000
Sam.routley@mslpr.co.uk / anna.mitchell@mslpr.co.uk

PRESS RELEASE

Atos Origin launches new server consolidation service to reduce total cost of ownership and increase performance

Paris, 29 August 2006 - Atos Origin has launched a new server consolidation and server virtualization service based on its own proven methodology and tools. The server consolidation service, part of Atos™ Infrastructure Solutions, takes a global approach to server consolidation and leverages Atos Origin's extensive experience in outsourcing of data centres and associated server consolidations.

Server consolidation and virtualization allows the efficient use of computer server resources in order to reduce the total number of servers or server locations that an organization requires. It allows enterprises to deal seamlessly and effectively with events such as the end-of-life issues surrounding hardware and software. It offers the following key benefits: reduced costs; diversity and complexity; and improved flexibility, agility and quality of service.

Atos Origin provides an innovative practice for IT infrastructure consolidation. Its service is based on a consistent methodology and toolset, including the use of its own unique assessment tooling, based on three main phases: QuickScan (assist clients to build the initial business case for consolidation using Atos Origin's unique QuickScan tool), a detailed assessment (confirm business case through detailed analysis, design and planning), and implementation.

Francis Delacourt, Executive Vice President Global Managed Operations at Atos Origin said: "Enterprises continuously need to reduce their IT spending and drive down their total cost of ownership, as well we execute change and comply to new regulations. These needs have led to taking a global approach to the harmonization of IT services and operational processes. Effective server consolidation addresses these issues. To deliver successful server consolidation, Atos Origin believes that partnerships with its customers are crucial where both parties share the risks and rewards through strong collaboration."

Boyd Davis, General Manager of Server Platforms marketing for Intel Corporation said "Atos Origin's extensive experience with server consolidation coupled with Intel's virtualization technology will enable customers to more rapidly make the business case for deployment virtualization technology." Atos Origin can deliver solutions using the newest, powerful open standards based hardware and software that was only possible on more expensive proprietary (RISC) architectures in the past.

Atos Origin has over 15 years' experience in delivering large-scale server consolidation projects and has a vast portfolio including distributed consolidation, data centre consolidation, application consolidation and IT business consolidation. The Server Consolidation Service is part of Atos™ Infrastructure Solutions, a solution that provides infrastructure management services ranging from remote system management, secure datacenter hosting to utility services.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For more information:

Marie-tatiana Collombert
+ 33 1 55 91 26 33
marie-tatiana.collombert@atosorigin.com

Jose de Vries
+ 33 1 55 91 24 53
jose.devries@atosorigin.com

PRESS RELEASE

DELTA outsources its IT infrastructure, office management and part of application management to Atos Origin

Utrecht/Middelburg, 5 September 2006 - Atos Origin, the leading IT services provider, has signed a contract with the Dutch utilities company DELTA for the outsourcing of IT infrastructure, office management - over 2,000 workstations - and part of its application management. The significant contract is effective from 1 October 2006 and will run for 7 years. The agreement also involves some 20 DELTA staff being transferred to Atos Origin.

An unusual feature of the contract is that agreements have been made for end-to-end service level agreements based on complete availability of the IT for each of DELTA's business processes. Wilbert Kieboom, CEO of Atos Origin Northern Europe, says: "This agreement means that the provision of IT services to DELTA is linked directly to the primary business processes. Our approach is to take end-to-end responsibility which directly provided added value for DELTA's core processes. Flexibility and the entrepreneurial spirit are the major key values within this contract."

DELTA was created in 1991 by a merger between the Zeeland water company WMZ and the Zeeland energy company PZEM. DELTA has now become a company that offers a broad range of multi-utility services and products such as electricity, gas, water, environmental services, radio and television (also via cable), cable internet and digital telephony. DELTA is increasingly operating outside its original provincial boundaries and aims to venture into international markets. "The agreement with Atos Origin helps DELTA to achieve flexibility, continuity and cost management," states Willem Keus, CFO at DELTA.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For more information:

Jaap Nelemans	Marianne Hewlett	José de Vries
+ 31 118 88 32 49	+ 31 30 299 50 06	+ 33 1 55 91 24 53
persvoorlichting@delta.nl	marianne.hewlett@atosorigin.com	jose.devries@atosorigin.com

Atos Origin

ATOS ORIGIN 2006 FIRST HALF EARNINGS ANNOUNCEMENT

2006 first half operating margin of 5.1%
2006 organic revenue growth objective confirmed at +3%

PARIS – 6 September 2006 – Atos Origin, a leading international information technology services provider, today announced that for the six months ended 30 June 2006 organic revenue growth was +2.9%, generating an operating margin of 5.1% and a normalised net income of EUR 86 million.

Financial Performance for the First Half 2006, ended 30 June 2006

(in EUR million)	First Half 2006	First Half 2005
Revenue	2,696	2,725
Operating margin	139	183
% of revenue	*5.1%*	*6.7%*
Normalised net income (Group share)	86	112
Net income (Group share)	10	121
Normalised basic EPS (euros)	1.28	1.68
Basic EPS (euros)	0.15	1.81

Bernard Bourigeaud, CEO, declares:

"Since our July announcement, we have been active. In the UK, a new organisation has been launched, 3 new consulting partners have been recruited and we are progressing rapidly towards signing some large contracts – we have currently preferred bidder status on EUR 900 million total contract value.

In Italy, given that the outlook is really tough, we took the decision to undertake a restructuring of our Italian operations to ensure that the future profitability improves, despite the market environment. We are now ready to launch the programme after discussions with the worker councils this summer. A new simplified organisation is already in place. In addition, we have made an impairment of our goodwill.

We are preparing for a rebound in growth and profitability in 2007."

In July, the Group issued two important announcements, the Half Year revenues, including a downgrade of our previous guidance, and the acquisition of Banksys and Bank Card Company (BCC). The short-term miss in our guidance, concentrated in the UK, does not affect the Group's capacity or determination to develop its business, particularly in its speciality businesses which are stock exchanges, payment systems and medical BPO, and win new contracts.

1st half 2006 operating performance confirmed

Group revenues for the first half of 2006 amounted to EUR 2,696 million, representing an organic increase of +2.9% compared with the same period last year on a constant scope and exchange rate basis, with a slight acceleration in the second quarter, as expected, to +3.2% after +2.7% in the first quarter. Nevertheless, the second quarter performance was lower than our initial target, due to slower than expected new business in the United Kingdom. In the rest of the world, revenue growth was exactly in line with our expectations, up +6.0%.

The first half operating margin was 5.1% due to the new estimate of costs to complete of several public sector legacy contracts in the United Kingdom of EUR 25 million. For the rest of the Group, progress is in line with our expectations.

Non-recurring items amounted to EUR 80 million, including an impairment charge of the Group's Italian goodwill of EUR 60 million.

After taxes, interest charges and minority interests, net income Group share came to EUR 10 million. Normalised net income Group share and basic EPS was EUR 86 million and EUR 1.28 respectively.

Cash flow from operating activities before working capital increased +20% to reach EUR 189 million, or 7.0% of revenues, in the first half 2006, compared with 5.8% in first half 2005. This performance is temporarily offset by an increase in working capital of around EUR 197 million in the period due to seasonal effects, as last year at the same period. After inclusion of other cash items, net debt at 30 June 2006 was EUR 326 million versus EUR 363 million at 30 June 2005.

UK Action plan is being implemented

To strengthen the commercial effort to reflect Atos Origin's strong strategic position and operational capacity, the plan includes :

- Increasing the commercial capacity of the consulting operations with the recruitment of new Consulting partners to win new business and thereby improve the utilization rate.
- Reorganizing the UK Systems Integration sales teams, by focusing on one hand on large account management for large, end-to-end contracts at the United Kingdom level, and, on the other, pushing the dedicated sales teams down in to the business units in order to bring them closer to the business for more reactivity and speed to market,
- Rebalancing the public / private sector mix, currently at 62% and the mix of large to small and medium-sized deals.

Already at the end of August, positive business news is coming through in the UK

Overall, the UK has recently been awarded preferred bidder status in key public and private sector projects to the value of EUR 900 million. These include NHS Scotland, The Department of Health North West and South West Diagnostic Centres, Government Gateway and the National Farmers Union Mutual. In addition to this, three new Consulting partners have been recruited, strengthening the financial services and healthcare teams within the company.

An Italian restructuring programme to ensure sustainable profitability in the future

The Italian operations have achieved +4% organic growth in the first half, won new contracts, and are slightly profitable but the market remains very difficult; pricing pressure, small average assignments, and low productivity. For these reasons, the management has engaged appropriate discussions with the worker councils during the summer to prepare a restructuring plan which is ready to be launched. The programme includes reduction in the number of management layers, re-profiling of the skills portfolio and replacement of sub-contractors by employees. The restructuring costs are estimated at EUR 20 million. A goodwill impairment charge of EUR 60 million has been recorded at the end of June 2006. Management is now confident that there is potential to generate sustainable profitability in the future.

Acquisition of Banksys and Bank Card Company

The acquisition of Banksys and Bank Card Company (BCC) is a significant step in the development of a pan-European payment business. We are convinced that SEPA will trigger further consolidation and that we are ideally positioned to take advantage of this evolution.

Banksys and BCC will become an integral part of Atos Worldline. The combined unaudited proforma IFRS 2005 revenues of the new Atos Worldline activities would have reached EUR 600 million. The four main shareholders (Dexia, Fortis, ING, KBC) have confirmed their commercial relationship with the new entity for at least 5 years. The agreement was signed on 19 July 2006 and we aim to finalize the acquisition by the end of this year, subject to approval by the European Competition Authorities.

The full Half Year Report is available on our site at www.atosorigin.com.

An analyst meeting will be held at 10.00 am CET time, and will be broadcast live on our internet site - www.atosorigin.com

Next date

31 October 2006 Announcement of 2006 3rd Quarter revenues

Disclaimers

This document contains further forward-looking statements that involve risks and uncertainties concerning the Group's expected growth and profitability for the second half of the year 2006. Actual events or results may differ from those described in this document due to a number of risks and uncertainties that are described within the 2005 annual report filed with the Autorités des Marchés Financiers (AMF) on 15 May 2006 as a Document de Référence under the registration number : D06-402.

Glossary of terms used in the press release

TCV (Total Contract Value). The total value of a contract at signature (prevision or estimation) over its duration. It represents the firm order and contractual part of the contract excluding any clause on the decision of the client, as anticipated withdrawal clause, additional option or renewal.

Pipeline. The value of revenues that may be earned from outstanding commercial proposals issued to clients. Qualified pipeline applies an estimated percentage likelihood of proposal success.

Organic growth. Organic growth represents the % growth of a unit based on a constant scope and exchange rates basis.

Normalised net income. Net income (Group share) before unusual, abnormal and infrequent items, net of tax.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors.

Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting. For more information, please visit the company's web site at http://www.atosorigin.com

Press Contact:

Marie-Tatiana Collombert, Tel: +33 (0) 1 55 91 26 33, marie-tatiana.collombert@atosorigin.com

Investor Contacts:

Virginia Jeanson, Tel: +33 (0) 1 55 91 26 32, virginia.jeanson@atosorigin.com
Bertrand Labonde, Tel : +33 (0) 1 55 91 24 45, bertrand.labonde@atosorigin.com

Atos Origin

PRESS RELEASE

NFU Mutual announces Atos Origin as preferred external IT partner

London, 6 September 2006 - NFU Mutual has today announced the selection of Atos Origin, a leading international IT services company, as the preferred external provider of IT technical services and some of its IT customer services.

Atos Origin was selected after a detailed evaluation process and was chosen from amongst the leading providers of IT outsourcing services. Negotiations are continuing, however contracts confirming the arrangements are due to be signed shortly.

"We are delighted to have been chosen as preferred bidder and look forward to the potential opportunity to work closely with NFU Mutual to manage a successful outsourcing transition programme and to effectively deliver meaningful IT solutions to the business," said Joe Edwards, Vice President – Financial Services for Atos Origin. "The team has considerable experience of working with financial institutions and relishes the chance to share that knowledge and expertise across NFU Mutual."

As a result of this around 80 of NFU Mutual's IT staff, mostly based in Stratford upon Avon, will be transferred to Atos Origin later this year. The bulk of the company's IT functions will however continue to be provided in-house.

William Schouten, NFU Mutual Corporate Services Director, said: "Outsourcing these parts of the company's IT operations will bring greater flexibility and deliver cost savings whilst providing service levels to meet changing business needs.

"The choice of supplier focused not only on their ability to provide the required expertise and levels of service, but also their fit with our culture and their commitment towards the welfare and development of employees.

"We are convinced that Atos Origin will deliver in all of these areas and look forward to a successful partnership."

Notes to editors:

1. Recognised as the UK's leading rural insurer, NFU Mutual offers a wide range of products, including general insurance, life, pensions, investments, and risk management services. These products and services are delivered through the agency network, as well as through a direct sales and service centre.
2. With over 300 offices located in rural towns and villages throughout the UK, NFU Mutual has become part of the fabric of rural life and remains committed to serving the needs of people who visit, live or work in the countryside.
3. The National Farmers Union Mutual Insurance Society Limited is authorised and regulated by the Financial Services Authority.

Atos Origin

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5,5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For further information please contact:

NFU Mutual:
Tim Price, Corporate Communications Executive
+ 44 1789 202233; (mobile + 44 7967 698175)

Chris Holland, Corporate Communications consultant
+ 44 1789 202173

ISDN line available for radio interviews on + 44 1789 262231

Spokesperson – William Schouten, Corporate Services Director

Atos Origin:
Marie-Tatiana Collombert
+ 33 1 55 91 26 33
Marie-tatiana.collombert@atosorigin.com

Anna Mitchell, MS&L for Atos Origin
+ 44 20 7878 3000
anna.mitchell@mslpr.co.uk

PRESS RELEASE

Atos Origin selected by British Department of Health as preferred bidder for second independent sector diagnostics procurement programme contract

Atos Origin in final discussions for North West Region

London, 7 September 2006 - Atos Origin, a leading IT services company, today announced that its Medical Services division has been selected as preferred bidder for a second contract in the independent sector diagnostics procurement programme. One of seven contracts shortly to be awarded by the Department of Health, the North West Region contract will commence in April 2007 and will run for five years.

The chosen provider will supply diagnostic services including CT; MRI; x-ray and DEXA; ultrasound; echo-cardiology (ECG); blood pressure measurement; audiology; spirometry; and neurophysiology. The geographical area covered by the North West Region contract comprises of Cheshire, Merseyside and Greater Manchester. Around one quarter of a million patients are expected to be seen each year in the region.

Similar to the South West region contract, for which Atos Origin has also been selected as preferred bidder, a range of healthcare sites will be used to provide the imaging services including General Practitioner (GP) surgeries and city centre and hospital locations. Mobile facilities will also be deployed around the region, providing more flexible access to local health resources. Services will be provided at a wide selection of times including weekends and evenings at some sites, offering more convenient and accessible choices to patients.

Simon Chipperfield, senior vice president, Medical Services, Atos Origin commented: "To be selected as preferred bidder for a second contract is testament to the experience, knowledge and expertise of the Medical Services team at Atos Origin. The goal in the North West Region is the same as that for all of the regions – to provide better access to healthcare facilities, increased choice and reduced waiting times for the local patients. We look forward to the potential opportunity to work closely with the Strategic Health Authorities, NHS Trusts and Primary Care Trusts in the North West Region to deliver on this goal."

Atos Origin is a unique service provider to the UK healthcare sector, providing occupational health, primary care, capability assessment and diagnostic services to more than two million people each year. Atos Origin also delivers IT programmes at the heart of the health service modernisation programme, increasing patient choice and improving the patient experience.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5,5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For further information, contact:

Marie-Tatiana Collombert
Tel: +33 1 55 91 26 33
marie-tatiana.collombert@atosorigin.com

Anna Mitchell
Tel: +44 20 7878 3000
anna.mitchell@mslpr.co.uk

PRESS RELEASE

Choose and Book upgrade successfully implemented at NHS Connecting for Health

London, 7 September 2006 - Atos Origin, a leading IT services company, has today confirmed the successful implementation of the latest upgrade to the Choose and Book system, part of the NHS National Programme for IT (NPfIT) being delivered by NHS Connecting for Health. The roll-out of the new functions was completed on schedule on 25 June 2006.

Atos Origin delivered the national Choose and Book application on time and to budget on 2 July 2004, and has since successfully delivered two major upgrades and twenty minor releases. The latest upgrade reflects the continued collaboration between Atos Origin, Cerner and NHS Connecting for Health to improve the usability and functionality of the application, based on user feedback and developing policy requirements.

The most recent major upgrade (implemented on 30 April 2006) incorporates the following important new features:

- Support for the Department of Health's Extended Choice framework delivered at the end of April 2006 to coincide with a new policy initiative.
- The ability to redirect referrals to the most appropriate consultant without needing to start afresh.
- Facilities that will allow referring clinicians to make a note of any special appointment needs, such as an interpreter.
- Enhanced usability, reducing keystrokes/clicks in booking workflows; changing the structure of some screens to display more data without having to scroll down; displaying nearest clinics according to distance from the postcode entered.

Following extensive analysis of the scope and requirements of the system, the upgrade was developed and tested with end-users in mind. In addition, the new version went through rigorous integration testing with other National Programme for IT systems prior to release into the live environment.

"Atos Origin and NHS Connecting for Health worked closely to ensure the seamless integration of the update and continue to work in partnership to make the Choose and Book system as intuitive, fast and easy to use as possible," said Dave Atherton, Head of Health, UK, Atos Origin. "The recent upgrade demonstrates how Choose and Book is constantly evolving and maturing in response to user's needs, becoming an appealing and flexible tool for GPs and consultants."

"Initial feedback from users has shown that this has already had significant benefits and has boosted ease-of-use," according to Tom Denwood, Choose and Book Programme Head, NHS Connecting for Health. "We collaborated closely with Atos Origin to ensure that the policy and user requirements were delivered in the upgrade release, which is absolutely paramount, and supported NHS Connecting for Health's overall vision for the National Programme."

Atos Origin

Atos Origin delivered the national Choose and Book system with software provided by Cerner. David Sides, Managing Director, Cerner in the UK, said: "We look forward to continuing to deliver with our partners Atos Origin and NHS Connecting for Health, focusing on increasing user roll out to help more patients take control of their health and treatment by exercising choice".

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

About Cerner
Cerner Corp. is taking the paper record out of healthcare, eliminating error, variance and waste in the care process. With more than 7,000 associates worldwide, including 860 clinicians and 2,100 in-house consultants, Cerner has deployed nearly 5,150 solutions to more than 1,500 clients across the globe. This makes Cerner the leading supplier of healthcare information technology. Cerner has been operating in the United Kingdom for more than 20 years and has dedicated service, sales, deployment and development in the country, with more than 450 associates located in the UK. In addition to being selected by Atos Origin as the subcontractor for the Choose and Book project Cerner was selected in 2005 by prime contractor Fujitsu to replace IDX as the main software supplier for the NHS in the Southern cluster.

About NHS Connecting for Health
NHS Connecting for Health is an agency of the Department of Health. Its primary role is to deliver new, integrated IT systems and services to help modernise the NHS and ensure care is centred around the patient.

For further information, contact:

MS&L for Atos Origin
Sam Routley / Anna Mitchell
Tel: +44 20 7878 3000
sam.routley@mslpr.co.uk /
anna.mitchell@mslpr.co.uk

Atos Origin
Marie-tatiana Collombert
Tel: +33 1 55 91 26 33
marie-tatiana.collombert@atosorigin.com

NHS Connecting for Health
Katherine Guerin/Sean Edmunds
Tel: + 44 113 280 5816
pressoffice@cfh.nhs.uk

PRESS RELEASE

Atos Origin is organising the 7th Poseidon Forum on payment terminals

Frankfurt/Main, 7 September 2006 - Atos Worldline, an Atos Origin Company, is organising the Poseidon Forum on payment terminals for the seventh time. This year the event will be held in the Hotel Dolce in Bad Nauheim on 20th September 2006. On the agenda are themes such as "The organisation of electronic cash on SEPA with Track2/EMV migration" and "New features on Poseidon ZVT 4.0, the latest release of the German protocol for payment terminals".

Innovations in the Atos Worldline Poseidon ZVT interface, the link between the POS terminal and payment service providers, are at the heart of the event. In the meantime, over 85 percent of all online payments carried out in Germany are already processed via solutions from the Poseidon and Worldline Pay product families. This year's event should demonstrate, among other things, how the interface that has since become a standard in the German POS arena is positioning itself for European operations with the conversion to SEPA – the single Euro payment area.

Technological innovations and ongoing activities for the move towards SEPA will be presented, along with relevant background information about the entire point of sale sector. The one-day exchange of information is above all directed at representatives of network operators and terminal manufacturers as well as consulting firms and buyers and will provide these groups with a balanced discussion of current industry topics. The participants also have the opportunity to make direct contact with Atos Worldline development managers.

About Atos Origin
Atos Origin is a leading international IT services provider. The company offers the entire spectrum of information technology consultancy and services. Its areas of expertise include consulting, systems integration and outsourcing. Atos Origin currently generates an annual turnover of more than 5.5 billion euros and employs a workforce of 47,000 in 40 countries. Atos Origin is the official worldwide IT partner for the Olympic Games. Atos Origin is quoted on the Paris Euronext Premier Marché and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline, and Atos Consulting.

Atos Worldline is a subsidiary of the Atos Origin group. As a European-wide IT services provider in the field of information and payment processing, the company specialises in electronic payment, customer relationship management and e-services (Internet and voice recognition services, as well as mobile services). Atos Worldline offers technological innovation and implements its solutions in either processing or integration mode. Atos Worldline is represented by 2,600 employees in Europe and generates an annual turnover of €400 million.

Atos Origin

Press Contact:
Emilie Moreau
Tel: +33 1 55 91 24 74
Email: emilie.moreau@atosorigin.com

Atos Origin

PRESS RELEASE

Atos Origin and Intelliden form alliance in telecom sector to improve networks management services

Menlo Park, CA, 12 September 2006 - Intelliden Inc., a leading provider of standards-based network automation solutions, today announced an alliance with Atos Origin, an international IT services company The combination of Intelliden's industry-leading network automation software and Atos Origin's world-class systems integration service capabilities will enable customers to better manage their increasingly complex networks while accelerating the time-to-market of new services. The initial focus of the partnership will be on the European communications service provider, focusing on wide area IP networks market where the companies have active projects underway with leading operators across the community.

Forward looking Tier 1 service providers are rolling out IP networks to converge voice, data, video and other services onto one wide-area network. To achieve success, service providers must adopt network management best practices to drive operational efficiency, availability and security of these complex networks utilizing state of the art IP transport technologies. Intelliden's R-Series® software suite combined with Atos Origin's reach across the communications service provider sector, and its systems integration and change management expertise, provide customers with a complete solution for automating next generation networks to accelerate revenues and reduce operating expenses.

"Our customers are demanding the kinds of highly secure, highly automated and highly available IP networks that Intelliden helps create," said Mark Becker, Managing Director, Telecoms Sector. "Communications service providers in particular are looking for more intelligent ways to manage the complexity of their mission critical networks. By utilizing the embedded intelligence of the Intelliden software, they can enhance productivity, improve compliance and security, automate network configurations and reduce costs. We see tremendous potential from the global service provider market and have already started projects with major European operators. This alliance compliments our other successful OSS network support alliances with European vendors."

"Atos Origin is one of the world's premier IT services organizations with an excellent track record and broad relationships across the communications service provider market," said Tamara Steffens, Vice President of Worldwide Sales at Intelliden. "This partnership enhances our ability to support the most complex network automation needs of our customers and underscores the importance of providing comprehensive solutions for network automation."

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

About Intelliden
Intelliden is the leading provider of standards-based network automation solutions to Communications Service Providers, Enterprises and Public Sector organizations. Intelliden's award-winning patented technology automates critical business processes such as configuration management, service activation, security and compliance management of heterogeneous IP devices. Only Intelliden provides solutions that combine the power of device modeling with 'zero touch network automation' to help organizations launch services faster, lower operational expenditure and consistently enforce network policies. For more information, visit www.intelliden.com.

For more information, please contact:

Anna Mitchell/ Margherita Bartocci
MS&L for Atos Origin
+44 20 7878 3135/ + 44 20 7878 3182
anna.mitchell@mslpr.co.uk / margherita.bartocci@mslpr.co.uk

José de Vries
Atos Origin
+ 33 1 55 91 24 53
jose.devries@atosorigin.com

Vanessa Land
Devonshire Marketing for Intelliden
+44 (0)870 242 7469
vanessa@devonshiremarketing.com

Atos Origin

PRESS RELEASE

Atos Origin delivers first stage of ePharmacy Programme for NHSScotland

Minor Ailment Service deemed a huge success

London, 13 September 2006 - Atos Origin, a leading IT services company, today announced that it has successfully implemented the initial stage of the ePharmacy Programme for the Scottish Executive Health Department. The Minor Ailment Service (MAS), which is fully underpinned by an IT support programme (eMAS) went live in all pharmacies throughout Scotland on 1st July 2006. In the two months since going live, 500,000 people - 10% of Scotland's population - have registered for the service and pharmacies have processed over 95,000 electronic reimbursement claims to NHS National Services Scotland (NSS).

eMAS is the first of three elements of the new community pharmacy contract in Scotland with IT support being deployed under the ePharmacy Programme, designed to underpin the implementation of the new community pharmacy contract in Scotland. Atos Origin managed the change programme on behalf of the Scottish Executive Health Department and provided the core technology infrastructure, which allows messages to be transmitted from pharmacies to the NSS registration and payment systems.

The core components of the technology platform, jointly developed and managed by Atos Origin and NSS, include an N3 network connection to every pharmacy in Scotland, a central ePharmacy Message Store, a central Patient Registration System, system applications for the new contract (GP and Pharmacy) and an ePay functionality within NSS. Technical support for the Acute Medication Service (eAMS) and Chronic Medication Service (eCMS) will follow during 2007, connecting the entire GP practice and pharmacy communities.

Alison Strath, principal pharmaceutical officer at the Scottish Executive Health Department, said:
"The launch of the Minor Ailment Service element of the new community pharmacy contract has been extremely successful thanks to the ePharmacy Programme. The electronic support for the service (eMAS) has meant that community pharmacists have been able to concentrate on providing care to their patients instead of worrying about the administration underpinning registration and payment processing. Feedback from the community pharmacists and NHS Boards involved in the initial pilots who did have to use paper based systems endorses this fact. This has given everyone involved in pharmacy in Scotland the confidence to move forward with the next stages of the programme."

NHSScotland has established a team of community pharmacy Information Management & Technology facilitators across each of the Boards to help support pharmacists and their staff in the use of eMAS. NSS has set up an ePharmacy helpdesk and registrations team to support eMAS.

Dave Atherton, Vice President Health, Atos Origin, UK, said: "This is a true example of a successful working partnership to implement a step-change programme on a national basis. The enormous volume of registrations and consultations since the launch verifies the huge success story that eMAS has proven to be for the PMR systems suppliers, community pharmacists, NHSScotland and, most importantly, patients. The team of facilitators and the NSS helpdesk have undoubtedly been critical elements in the successful roll-out of eMAS."

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5,5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For further information, contact:
Marie-Tatiana Collombert
Tel: +33 1 55 91 26 33
marie-tatiana.collombert@atosorigin.com

Anna Mitchell
Tel: +44 20 7878 3000
anna.mitchell@mslpr.co.uk

Atos Origin

PRESS RELEASE

The Louvre Museum selects Atos Origin to operate its website

Paris, 13 September 2006 - Atos Worldline, an Atos Origin Company, has been chosen by the Louvre Museum for the operation and application management of its website www.louvre.fr, developed using the Blue Martini software suite. With Atos Worldline, the Louvre Museum now benefits from hosting, development and maintenance services for its on-line interface from a single provider.

Following the creation of www.louvre.fr 10 years earlier, the Louvre Museum launched a new version of its website in June 2005 that put the focus on rich editorial content (35,000 objects and 140,000 pieces of artwork accessible). The overhaul included the content, user-friendliness and browser capabilities of the site. With this new site, the Louvre Museum offers its 7 million annual visitors a new cultural and information tool with fluid, horizontal navigation.

At the end of the website transition period following the overhaul, the Louvre Museum commissioned Atos Worldline to operate its website.

Atos Worldline is responsible for the hosting, operation and applications maintenance of the new version of the website, which was developed on software architecture from Blue Martini Software, a software publisher specializing in e-CRM and whose expertise Atos Worldline has integrated on its technological platform.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5,5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Atos Worldline, an Atos Origin company - Atos Worldline is a major European player in the processing of large-volume electronic exchanges, specialising in electronic payment services, CRM and e-services (internet, voice and mobile services). With the focus on technological innovation, Atos Worldline implements its solutions in processing or integration mode. Atos Worldline has 2,600 employees in Europe and has an annual turnover of €400 million.

Press Contact
Emilie Moreau
Tel: +33 (0)1 55 91 24 74
Email : emilie.moreau@atosorigin.com

Atos Origin

PRESS RELEASE

Wolfgang Sturm appointed Chief Operation Officer for Atos Origin in Germany & Central Europe

Essen, 13 September 2006 - Wolfgang Sturm (57) has been appointed Chief Operation Officer (COO) of Atos Origin in Germany and Central Europe, including activities in Austria, Switzerland and Poland. He will report directly to Dominique Illien, Member of the Management Board of Atos Origin, responsible for Germany and Central Europe region.

Wolfgang Sturm was previously responsible for the IT outsourcing business of Atos Origin in Germany as Senior Vice President Managed Operations. Significant contracts have been signed recently in this business area, with the mobile telephone provider E-Plus, the pay TV channel Premiere and Symrise, the producer of fragrances and flavours.

Wolfgang Sturm and his team's objective is to continue Atos Origin past year's successful growth in Managed Operations, Consulting and Systems Integration by further developing its close business relationships with national and international customers. In 2005 the company nearly doubled sales in the Germany & Central Europe region to EUR 562 million.

Wolfgang Sturm has been working in the IT sector for over 25 years. Before joining the Atos Origin Group, he was managing director of ITELLIUM Systems & Services GmbH, with responsibilities for KarstadtQuelle AG's IT infrastructure. Previous positions include Managing Director of Ratinger Mannesmann TeleCommerce GmbH and Vodafone Information Systems GmbH. As CIO of Deutsche Bank AG until 1999, he was responsible for the global development of applications for the retail and private banking business. And previously Head of the Financial Institutions Systems Development department at Nixdorf Computer AG.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Press Contact
Katrin Morhenne
Tel: +49 (0)201 4305 9267
email: katrin.morhenne@atosorigin.com

PRESS RELEASE

Atos Origin awarded £350m Government IT contract

London, 15 September 2006 - Atos Origin announced today it has been awarded the IT infrastructure services contract by the Department for Constitutional Affairs (DCA), one of two major new IT contracts awarded by the department.

Commenting on the appointment, Xavier Flinois, CEO (UK) and Senior Responsible Industry Executive for the DCA infrastructure programme at Atos Origin, said:

"We are delighted to have been awarded the IT infrastructure services contract and look forward to working with the Department for Constitutional Affairs to help meet its goals through the provision of a modern and effective IT infrastructure. This contract plays to our strength in managing large-scale and complex IT programmes in frontline government departments."

Atos Origin will now support the adoption and integration of three existing IT infrastructures. The new contract will make Atos Origin responsible for 28,000 desktops across over 700 locations, offering a common office environment and access to all DCA applications. Atos Origin will also provide a single point of contact for support across all services delivered over the infrastructure.

Please note that for Atos Origin the total contract value excluding pass-through will be around £220 million.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the`Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For more information please contact:

Marie-Tatiana Collombert
+ 33 1 55 91 26 33
marie-tatiana.collombert@atosorigin.com

Anna Mitchell / Margherita Bartocci
+ 44 07789 637 174 / + 44 20 7878 3000
anna.mitchell@mslpr.co.uk / margherita.bartocci@mslpr.co.uk

Atos Origin

PRESS RELEASE

Atos Origin awarded highest partner accreditation by Oracle

London, 18 September 2006 - Atos Origin in the UK has been awarded Certified Advantage Partner (CAP) status for both Oracle's Applications and Database Technology. CAP status is Oracle's highest level of partner accreditation and recognises the capability, experience and commitment of Atos Origin in consistently developing its partnership and mutual business with Oracle.

Peter Elms, Head of Oracle Enterprise Solutions at Atos Origin UK, comments: "Atos Origin is a long-term Oracle partner and we have considerable experience of delivering high-quality Oracle solutions and full lifecycle services to our customers. We are delighted to have received this accolade from Oracle, which underlines the commitment by both companies to a successful long-term partnership. The combination of our Oracle, PeopleSoft and Siebel capability makes us a leading Oracle Enterprise Solutions partner in the UK."

Charles Courquin, Senior Director, Application Solutions & Channels, Oracle Corporation UK Ltd. Said: "Oracle recognises the tremendous value Atos Origin delivers through this long-established and successful partnership. Derived from a shared sense of commitment to customers, the result has been leading innovation and extensive industry-specific solutions to meet the growing demands from today's businesses world. During this period of exciting developments in Oracle Applications, Atos Origin consistently demonstrates the ability to stay ahead and present best practice in its field".

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

About Oracle
Oracle (NASDAQ: ORCL) is the world's largest enterprise software company. For more information about Oracle, visit our web Site at http://www.oracle.com/.

Trademarks

For more information:
Anna Mitchell, Manning Selvage & Lee
+44 (0) 20 7878 3135
anna.mitchell@mslpr.uk.co

Caroline Crouch, Atos Origin
+ 44 (0) 20 7830 4233
caroline.crouch@atosorigin.com

PRESS RELEASE

Government Gateway selects Atos Origin to provide IT managed services

London, 19th September - The Cabinet Office has selected Atos Origin, an international IT services company, to provide IT managed services for the Government Gateway. The transfer of responsibility for design, build and operation of the service and development of the Government Gateway application shalll be completed by the end of 2006. The contract will run for an initial period up to 31 March 2011 and is valued at £46.7million.

The Government Gateway is an enterprise facility, enabling services delivered by a number of public sector organisations including HMRC, DWP and local authorities. The Government Gateway is an important part of the UK government's strategy of delivering 'joined up' government common infrastructure. It enables the public to communicate and make transactions with government such as making tax returns. The Government Gateway is a key part of the Transformational Government strategy.

John Suffolk, CIO for Government, said:'I consider that the Government Gateway is a key component of common infrastructure and supports the public sector response to the ambitious challenge for shared services set out in the Transformational Government paper, presented to Parliament in November 2005.'

Derek Ward, Executive Vice President for Atos Origin, said: 'Atos Origin is delighted to continue contributing to the success of the transformational Government agenda. We are looking forward to working, under the auspices of **enGage**, with both Microsoft and the Cabinet Office.'

Terry Smith, Senior Director, Public Sector at Microsoft UK, said: 'Microsoft is very proud to continue to be involved in the Government Gateway Programme, and looks forward to working as part of the **enGage** team.'

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For more information, please contact:
Caroline Crouch
Tel: +44 20 7830 4233
Email: caroline.crouch@atosorigin.com

Atos Origin

PRESS RELEASE

Atos Origin starts implementation at Alfasan International - the first to choose latest mySAP All-in-One solution for the process industry

Atos Origin's ERP solution QuicK'EM qualified by SAP

Utrecht, 20 September 2006 - Atos Origin offers small and medium-sized firms in the process industry an opportunity to implement a complete ERP solution quickly and at minimum cost. This is possible thanks to QuicK'EM™, the solution based on mySAP All-in-One that was developed by Atos Origin as part of its 'Maximise Manufacturing Together' (MMT) initiative and has been qualified by SAP. The IT services provider has made an immediate start on initial implementation of this industrial solution for Alfasan International.

QuicK'EM™ allows quick en profitable implementation of an ERP solution within just three or four months, whilst retaining maximum functionality. The sector-based solution offers a complete, reliable and flexible approach to integral support and optimisation of, amongst other things, operating processes, reporting, tracking and tracing, supply chain management, hazardous goods handling, and CRM.

Quick, silent and cost effective

The fact that QuicK'EM has been developed on the basis of SAP standard software was decisive for the choice of Alfasan, a supplier of veterinary medicaments. "In its capacity as IT partner, Atos Origin is responsible for full implementation of QuicK'EM. This allows Alfasan to concentrate on its core activities of developing and producing quality veterinary medicaments. We have no doubt that the Atos Origin team will ensure rapid, silent and cost-effective implementation", says Bart Quik, Alfasan International's Operational Director.

"Atos Origin has built up an impressive position of service in the process industry, both in the Netherlands and worldwide. This has already resulted in official recognition as a 'SAP Vertical Expertise Partner for Chemicals & Life Sciences'. We regard the IT services provider as trend-setting for other developments as well, such as SAP NetWeaver and our Enterprise Service Oriented Architecture. Atos Origin shows that it recognises itself in our international strategy, in which SME plays an important role", says Marinus ter Laak, SAP Netherlands' Managing Director.

"Atos Origin is one of the first major system integrators who, together with SAP, are investing in cost-effective and industry specific solutions that can be quickly and simply achieved", says Arnold Winkelman, Business Unit Director Enterprise

Solutions at Atos Origin. "We are extremely proud that SAP has qualified this sector-based solution. QuicK'EM offers firms an excellent basis for competing on a world scale, whilst limiting IT costs to a minimum. Alfasan can draw benefit from this as one of the first market parties in the process industry."

Atos Origin has an extensive track record in the chemical and process industries, with leading customers including Shell, Akzo Nobel, Huntsman, UCB and Solvay. In addition, Atos Origin has over 20 years experience working with SAP applications and is a Partner of SAP Global Services, a SAP Global Hosting Partner, and a member of the SAP NetWeaver® Partnership Initiative. The Atos Origin practice for SAP applications has more than 4,400 SAP consultants around the globe and has SAP Certified Data Centres in all geographical regions.

About MMT

QuicK'EM™ solution is part of Atos Origin's "Maximise Manufacturing Together" (MMT) initiative. This initiative assists customers in harmonizing and rationalizing their specific application portfolios by using SAP Best Practices and Methodologies and accelerated deliveries to achieve more business flexibility thereby lowering the TCO of their IT landscape. By using industry best practices templates MMT accelerates implementations for new customers and for customers looking to upgrade their ERP systems.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

About SAP

SAP is a market leader worldwide in business software solutions. SAP services both small and medium-sized companies and major international organisation with their solutions. With the aid of the mySAP Business Suite, firms the world over are improving their relations with customers and contracting parties by streamlining their business management and achieving incisive efficiency improvements in supply chains and business processes. This is based on SAP NetWeaver, the open integration and applications platform for webservice-based applications. SAP currently possesses 25 industry-specific market solutions, varying from the chemicals and life sciences industries and retailing to government and financial institutions. At present, more than 34.600 firms in more than 120 countries use

SAP software. The total number of SAP installations has risen worldwide to over 100,600. SAP has subsidiaries in more than 50 countries. The firm is listed under the "SAP" symbol at a number of stock exchanges, including the Frankfurt Exchange and NYSE. Please consult the SAP website for further information: www.sap.nl.

For more information:

SAP	Atos Origin	Atos Origin
Cees Kardolus	Marianne Hewlett	José de Vries
+ 31 73 645 77 39	+ 31 30 299 50 06	+ 33 1 55 91 24 53
cees.kardolus@sap.com	marianne.hewlett@atosorigin.com	jose.devries@atosorigin.cor

Atos Origin

PRESS RELEASE

Atos Origin presents its electronic invoicing offer at the European EXPP Summit 2006

Frankfurt/Main, 20 September 2006 - Atos Worldline, an Atos Origin Company, will be present at the EXPP Summit 2006 from 25thto 27th September 2006 in Berlin, Germany. At this event which gathers key solutions, latest technology developments, offerings and players of the E-invoicing business in Europe, Atos Worldline will showcase the latest developments of its e-invoicing solution Worldline Invoice.

In order to simplify the B2B electronic transactions for its European clients, Atos Worldline offers its electronic signature and legal archiving solution – Worldline Invoice – which runs on a unique collaborative web platform across all the European countries. Atos Worldline's clients have a single provider that is able to deploy an electronic signature system in Europe with the level of security required by the different local tax authorities.

With a data handling capacity of more than one million invoices per month, Worldline Invoice is the leading EBPP (Electronic Billing Presentment and Payment) European platform operating 24/7. It is compliant with the regulations of 14 European countries and is currently being rolled out in another twelve countries, with an interface tailored to each country's language and laws.

Atos Worldline solution covers: PKI and advanced electronic signature; country qualified certification; proof of invoice authenticity and integrity; control of the electronic signature; and archiving of the electronically signed invoice and control report for 10 years. The solution also integrates a web platform that enables efficient retrieval of archived records.

A major client of Atos Worldline in the e-invoicing sector, IATA (International Air Transport Association), will give a lecture on 25 September on "the way to optimise the purchase-to-pay cycle". Frédéric Léger, E-Invoicing Services Manager for IATA will share its successful experience with Atos Worldline for the deployment of its e-invoicing service in Europe.

On September 27th, Etienne Plouvier, E-Invoice Manager at Atos Worldline will present Worldline Invoice offering at the unique European E-invoicing operators forum, "Service Operator".

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5,5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Atos Worldline, an Atos Origin company - Atos Worldline is a major European player in the processing of large-volume electronic exchanges, specialising in electronic payment services, CRM and e-services (internet, voice and mobile services). With the focus on technological innovation, Atos Worldline implements its solutions in processing or integration mode. Atos Worldline has 2,600 employees in Europe and has an annual turnover of €400 million.

For further information:

Anja Müller	Emilie Moreau
Tel.: +49 (0)69 6657-1401	Tel: +33 1 55 91 24 74
anja.mueller@atosorigin.com	emilie.moreau@atosorigin.com

Atos Origin

PRESS RELEASE

Atos Origin supports 1euro.com in the deployment of its new eCommerce payment solution

Paris, 21 September 2006 - Atos Worldline, an Atos Origin Company, has been selected by 1euro.com to help it deploy its solution that supports immediate financing dedicated to eCommerce, with secure on-line payment and user account management.

1euro.com, created by Cofidis group, has launched its innovative on-line payment solution with immediate registration since spring 2006. The service is already available on around 100 e-commerce websites including Priceminister and Topachat. Until now, purchases on e-commerce sites have been limited to immediate payments. Thanks to 1euro.com, e-merchants will now be able to expand their clientèle by targeting consumers who wish to purchase immediately but spread their payment.

Atos Worldline has been selected by 1.euro.com as its technology partner to provide a complete solution that encompasses credit account opening and on-line repayment management.

Atos Worldline solution covers:

- User account management (account and password creation)
- A credit-check module
- Secure on-line payment
- Identification management
- Repayment management

"To launch this service, we were looking for a solution that would be quick to deploy and international. Atos Worldline solution met these requirements and reinforced the sense of trust built up by Cofidis with e-merchants", explains 1euro.com's Business Manager at Cofidis.

By selecting Atos Worldline, 1euro.com has acquired a payment solution certified by Visa and MasterCard's PCI-DSS standard. 1euro.com also benefits from the reputation of the payment solution from Atos Worldline, the market leader for secure Internet payment.

Thanks to its expertise in electronic payment and on-line services, Atos Worldline can guarantee high-level security for credit account opening, repayment and payment on the 1euro.com website.

The development of this solution meets the increasing need of payment solutions for eCommerce and confirms Atos Worldline's position as a specialist in secure transaction management.

About 1euro.com
COFIDIS, a subsidiary of group 3 Suisses International, pioneered and now leads the distance credit market. Inventor of the credit by telephone concept, COFIDIS now operates in eight European countries: France, Belgium, Spain, Italy, Portugal, Greece, the Czech Republic and Hungary. To date, over 7 million Europeans have chosen COFIDIS to meet their financing needs.
Internet has deeply transformed consumer behaviour. This is demonstrated in France where on-line sales top traditional mail-order sales. As a natural continuation of its core activity, COFIDIS has created an innovative on-line payment solution: 1euro.com.
Launched in spring 2006, 1euro.com is a payment service that enables users to make purchases via the Internet from a network that now includes around 100 hundred partner stores. The customer is able to register, immediately confirm his or her order and choose the preferred method of payment: immediate full payment, small monthly repayments or a fixed number of instalments.
To find out more: www.1euro.com and www.jeveuxjeclique.com.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5,5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Atos Worldline, an Atos Origin company - Atos Worldline is a major European player in the processing of large-volume electronic exchanges, specialising in electronic payment services, CRM and e-services (internet, voice and mobile services). With the focus on technological innovation, Atos Worldline implements its solutions in processing or integration mode. Atos Worldline has 2,600 employees in Europe and has an annual turnover of €400 million.

Press Contact:
Emilie Moreau
Tél: +33 1 55 91 24 74
Email: emilie.moreau@atosorigin.com

PRESS RELEASE

Atos Origin announced the divestment of its operation in the Middle East to local management

Paris, 21 September 2006 - On February 10th, 2006, Atos Origin announced the divestment of its operation in the Middle East to local management, who have run the business since 2000. The new owners continue to trade under the Atos Origin Middle East (AOME) name for several years and provide extended support capability in the region for international clients of Atos Origin.

On September 20th, 2006 LBI International AB (LBI) announced that it has sold its German subsidiary Escador GmbH to AOME. This acquisition concerns AOME company only and not the Atos Origin Group.

Atos Origin

PRESS RELEASE

CONSOB selected Atos Origin as its unique IT partner

Milan, 25 September 2006 - Atos Origin, a leading international IT services company, today announces that it has signed a three year renewable contract with CONSOB, the public authority responsible for regulating the Italian securities market, of a value of EUR 9 million. Atos Origin will be in charge of the IT services technical management, including software development and maintenance as well as end-user support.

CONSOB needed an IT partner to accompany it on a long term cooperation basis in order to support IT services delivery, while accelerating the introduction of new efficiency and effectiveness models, compliant with its institutional role.

The aim of this agreement is to entrust part of the IT services to a selected partner, while maintaining operational & technical control of infrastructure & IT processes and providing its employees with high quality tools, within strong budget constraints.

The tender process started in May and the contract was officially awarded to Atos Origin, after having been selected as exclusive bidder, for its capacity to guarantee all services & quality standards required by CONSOB, due to its complete service offering and global operations.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Press contacts:

Paola Sinigaglia
Tel. +39 02 66722209
paola.sinigaglia@atosorigin.com

Emilie Moreau
Tel. +33 1 55 91 24 74
emilie.moreau@atosorigin.com

Atos Origin

PRESS RELEASE

Atos Origin offers German banks the processing of 'Instant Cards '

Frankfurt/Main, 25 September 2006 - Atos Worldline, an Atos Origin Company, is the first service provider on the German market to offer card issuing banks and their commercial partners the processing of "Instant Cards". With these new Visa or Visa Electron cards products, banks can offer their customers a faster, cost effective and easy to use card payment option.

"Instant Cards" are pre-produced cards which can be stored by the issuing bank, and immediately completed and activated when needed, and then used anywhere in the world to pay for purchases in shops or online and withdraw cash at ATMs. Unlike highly embossed Visa or Visa Electron cards, the cardholder's name does not appear on the card.
They offer all the payment functionalities of conventional Visa and Visa Electron cards including "Credit" (revolving or delayed), "Debit" or "Prepaid" functions.

All these types of transactions can be processed using the modular Atos Worldline card management system and its components.
Customer data is compiled in the card management system on a virtual account and simultaneously stored in a special customer card program. Credit cards, whose embossing details are not personalised, are created in a credit card program, with no name field but only a card number and an expiry date.

Banks can activate these cards immediately and issue them to new cardholders. They have direct access to the Atos Worldline card management system, enabling them to identify the interested virtual account and select an available card. Thanks to a newly screen template developed by Atos Worldline, the virtual account data is copied into the selected credit card account, manually updated and completed where necessary, and allocated by entering the Instant Credit Card number.

According to Peter Vesco, Atos Worldline Unit Manager Banking & Finance International, "With "Instant Cards" we are the first service provider on the German market to be able to offer our clients the concrete implementation of a new product concept which will enable them to acquire new cardholders more rapidly and effectively in the future. This product has already been successfully introduced in other European countries - including by one of our clients in Poland -, and it has the potential to become a major growth factor for our clients in Germany".

Atos Origin

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5,5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Atos Worldline, an Atos Origin company - Atos Worldline is a major European player in the processing of large-volume electronic exchanges, specialising in electronic payment services, CRM and e-services (internet, voice and mobile services). With the focus on technological innovation, Atos Worldline implements its solutions in processing or integration mode. Atos Worldline has 2,600 employees in Europe and has an annual turnover of €400 million.

Press Contact:

Anja Müller
Tel: +49 (0)69 6657-1401
anja.mueller@atosorigin.com

Emilie Moreau
Tel: 01 55 91 24 74
emilie.moreau@atosorigin.com

Atos Origin

Austere design
Apart from its moving images and the subject-matter chosen, the stamp is also striking for its crisp, austere design. "Solar Initiative is noted for its clear, conceptual designs, with discriminating use of the smallest possible number of graphic elements", says Miguel Gori, art director at Solar Initiative. "In order to approach the atmosphere of the competition as closely as possible, the time-indicator moves with the camera, just as in TV broadcasts. Another special feature is that the movement of the film image can also be seen in the lettering of the stamp. This produces a surprisingly spacious effect."

Format
The stamps are somewhat larger than usual at 52 x 30 millimetres, resulting in a clear image of the greatest Dutch skating champions. All other Dutch gold-medal winners at Olympic Winter Games are also honoured on the stamp by displaying their names below the two stamps.

About TPG Post
TPG Post processes 17 million pieces of mail daily and delivers to more than 7 million addresses in the Netherlands. The company is also working to broaden its horizons internationally with acquisitions in Europe and Asia. A growing area of importance is services converting electronic data into physical mail. TPG Post's primary activity is mail-related services: collection, sorting, transport and delivery of letters and packages. The company also specialises in data and document services, direct mail, e-commerce and international mail. TPG Post employs over 65,000 people, and its sales in 2004 were € 3.9 billion.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

About Solar Initiative
Solar Initiative's hallmarks are clear, graphic and multimedia designs and expertise in photographic technology. Partners and founders Miguel Gori, Marieke Muskens van Bemmel and Jeannette Zuurbier work with their team for a wide variety of organisations, from major multinationals to small cultural project organisations. Their clients include Delta Lloyd Group, CBK Dordrecht, Stichting Utrecht Biennale, BNP, the Bijenkorf and paper wholesaler Modo VanGelder. Art director Miguel Gori and Remco van Bladel, Bart de Baets and Tobias Schaub of Solar Initiative developed the design for the "Going for the Gold" postage stamps.

For more information:

TPG Post	Atos Origin	Atos Origin
Mirjam Boode	Marianne Hewlett	José de Vries
+ 31 70 334 20 32	+ 31 30 299 5007	+ 33 1 55 91 24 53
m.j.boode@tpgpost.nl	marianne.hewlett@atosorigin.com	jose.devries@atosorigin.com

TURNING CLIENT VISION INTO RESULTS

2006 HALF-YEAR REPORT

CONTENTS

Atos Origin

We design, build and operate IT-enabled business processes.

We integrate business and technology, globally.

We focus on carefully chosen market sectors.

We improve the effectiveness of our clients' businesses.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The Company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors.

Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

1 FINANCIAL PERFORMANCE FOR THE SIX MONTHS ENDED 30 JUNE 2006

(in EUR million)	6 months ended 30 June 2006	6 months ended 30 June 2005	% Change
Income Statement			
Revenue	2,696	2,725	-1.1%
Operating margin	139	183	-24%
% of revenue	*5.1%*	*6.7%*	
Operating income	59	196	-70%
% of revenue	*2.2%*	*7.2%*	
Net income (Group share)	10	121	-91%
% of revenue	*0.4%*	*4.5%*	
Normalised net income (Group share) (c)	86	112	-23%
% of revenue	*3.2%*	*4.1%*	
Earnings per share (EPS)			
Basic EPS (a)	0.15	1.81	-91%
Diluted EPS (b)	0.15	1.79	-91%
Normalised basic EPS (a) (c)	1.28	1.68	-24%
Normalised diluted EPS (b) (c)	1.27	1.66	-24%

(in EUR million)	30 June 2006	31 December 2005	% Change
Other Key Indicators			
Net debt to equity ratio	16%	9%	
Employees at period end	47,761	47,684	+0%

(a) In euros, based on a weighted average number of shares.
(b) In euros, based on a diluted weighted average number of shares.
(c) Based on net income (Group share) before unusual, abnormal and infrequent items (net of tax).

6 months Revenue by service line


8%
42%
50%
Consulting
Systems Integration
Managed Operations

6 months Revenue by geographical area


1%3%2%
6%
6%
30%
11%
21%
20%
France
United Kingdom
Benelux
Germany and Central Europe
Italy
Spain
Other EMEA
Americas
Asia Pacific

6 months Revenue by industry sector


9%
6%
27%
18%
20%
20%
Public Sector and Utilities
Finance
Manufacturing
Telecom and Media
CPG and Retail
Others

2 CEO MESSAGE

In July, the Group issued two important announcements, the Half Year revenues, including a downgrade of our previous guidance, and the acquisition of Banksys and Bank Card Company (BCC). The short-term miss in our guidance, concentrated in the United Kingdom, does not affect the Group's capacity or determination to develop its business, particularly in its speciality businesses which are stock exchanges, payment systems and medical BPO, and win new contracts.

In the Half Year Revenue announcement, we have had to lower our 2006 revenue growth and profitability targets due to delays in new business acquisition and a new estimate of costs to complete on a few contracts in the United Kingdom. The issues we have are well identified and limited in scope. To improve our results and deliver the new targets, a number of specific actions are being taken to strengthen the United Kingdom and generate more business. I am confident that the action plan will deliver the required results and I am pleased to say that for the rest of the Group progress is being made in line with expectations.

As a listed company, we are obliged to inform our shareholders about any deviations in the financial forecasts, as this can influence the share price. As expected, the market reacted strongly to our announcement resulting in a considerable drop in our share price. However, it is important to understand that the size of the Group today allows us to experience these difficulties without jeopardizing the overall business. Atos Origin remains healthy and strong with profit margins that are above the market average.

Group revenues for the first half of 2006 amounted to EUR 2,696 million, representing an organic increase of +2.9% compared with the same period last year on a constant scope and exchange rates basis, with a slight acceleration in the second quarter to +3.2%, as expected, after +2.7% in the first quarter. Nevertheless, the second quarter performance was lower than our initial target, due to slower than expected new businesses in the United Kingdom. In the rest of the world, revenue growth remains exactly in line with our expectations, up +6.0%.

The first half operating margin was slightly above 5% due to the new estimate of costs to complete of several United Kingdom public sector legacy contracts, as mentioned above. The delay in the signature of several large contracts will have an effect on 2006 organic growth. While reducing our target, we still expect to see growth at around +3%.

The other major impact in our accounts in this first half 2006 is an impairment charge of our Italian goodwill of EUR 60 million. As a result, our net income for the first half was reduced to EUR 10 million. Normalised net income before unusual items and normalised basic EPS reached EUR 86 million and 1.28 euros, respectively.

Despite good new business wins this year, the Italian market is getting more and more difficult and profitability is deteriorating. As a result, we have taken the decision to implement a significant restructuring programme in the country to reduce costs and re-profile our portfolio of skills to better match our clients' needs. The programme will be completed by the fourth quarter and the costs will be taken in the second half. We are convinced that this will enable us to generate growth and sustainable profitability in the future in Italy.

The cash flow from operating activities before working capital reached EUR 189 million, or 7.0% of revenues in the first half 2006 compared with 5.8% in first half 2005. This performance is temporarily offset by an increase in working capital of around EUR 197 million in the period due to seasonal effects, as last year at the same period. After inclusion of other cash items, net debt at 30 June 2006 increased to EUR 326 million versus EUR 363 million at 30 June 2005.

Atos Origin business in the United Kingdom has undergone a major change over the last few years, moving from a Consulting & Systems Integration organization to a fully-fledged "design, build and operate" organization. At the same time, it has established 4 service lines (Consulting, Systems Integration, Managed operations and BPO Medical services) capable of competing with the best. This dual positioning of "best-in-class" service line capability combined with an ability to aggregate the services into a "design, build and operate" proposition is key for the future.

The UK team has been focused on competing for several large deals, resolving and closing the difficult contracts and reorganising its sales organisation.

Several specific commercial actions are being implemented to strengthen the commercial effort to reflect Atos Origin's strong strategic position and operational capacity. This includes :

- Increasing the commercial capacity of the consulting operations with the recruitment of new Consulting partners by July 2007 to win new business and thereby improve the utilization rate,
- Reorganizing the UK Systems Integration sales teams, by focusing on one hand on large account management for large, end-to-end contracts at the United Kingdom level, and, on the other, pushing the dedicated sales teams down in to the business units in order to bring them closer to the business for more reactivity and speed to market,
- Rebalancing the public / private sector mix, currently at 62%/38% and the mix of large to small and medium-sized deals.

In the United Kingdom, we are confident that the action plan will deliver the desired results and generate a pick-up in activity. As we go into the second half, the pipe-line is strong and under-performing contracts have been cut, our sales organizations are being reorganised to accelerate growth in new business and there are some good opportunities nearing completion. In the last few months, we have been awarded preferred bidder status on contracts worth a total of EUR 900 million, including the NHS Scotland renewal and extension, two regions for the UK diagnostics centres, the Gateway contract, and NFUM.

In the rest of the Group, progress is being made in line with expectations.

In Europe, Atos Origin strategy is constant : the Group deploys a design, build and operate approach, with a balanced mix of consulting, systems integration and managed operations. The Group has strong client base with long-term relationships. We have also carved out some strong niche positions in Exchanges, Payments Systems and Medical BPO services that are all expected to generate higher growth as demand consolidates.

The acquisition of Banksys and Bank Card Company (BCC) demonstrates our continuous commitment to expand our business and develop key areas of expertise such as the payments services. This new partnership will allow Banksys and BCC to play a key role in the current international market and it will allow Atos Origin to become a European leader in payment services.

Banksys and BCC will become an integral part of Atos Worldline and together they will create substantial development synergies and will be able to respond to the challenges and opportunities presented by SEPA, the process of European standardization. The combined unaudited proforma 2005 revenues of the new Atos Worldline activities would have reached EUR 600 million.

I am pleased that the four main shareholders of Banksys and BCC (Dexia, Fortis, ING, KBC) have expressed their confidence in our ability to further improve the already high service level and the future positioning in the European payment processing market by confirming their commercial relationship with the new entity for at least 5 years. The agreement was signed on 19 July 2006 and we aim to finalize the acquisition by the end of 2006, subject to approval by the European Competition Authorities.

We are also awaiting an outcome on the potential merger between Euronext and the New York Stock Exchange as this could provide an exciting development opportunity for AEMS.

Based on these healthy fundamentals, the Group is confident in its capacity to grow profitably in its key markets. Decisions taken in 2006 will prepare the Group for a rebound in 2007.

Bernard Bourigeaud

3 THE IT SERVICES MARKET

3.1 MARKET

3.1.1 Market Conditions

A recovering European economy will drive renewed growth across the IT Services market in the Eurozone. GDP growth is set to improve from 1.3% in 2005 to 2.0% in 2006. Business confidence is relatively high across Europe.

By country, Germany is back on track. Spain remains upbeat, while Italy remains flat to depress. The situation is improving in the Netherlands and France. The United Kingdom still leads the pack in terms of its adoption of full outsourcing, adoption of BPO and offshore, according to Ovum. 43% of deals tracked by Forrester Research were in the United Kingdom. This represents the 9th consecutive quarter in which the United Kingdom has lead in number of outsourcing deals signed.

Overall drivers in the market include Merger & Acquisitions at an all-time high and multi-nationals reporting record profits. At the micro level – MFID (Markets in Financial Instruments Directive), SEPA (Single Euro Payments Area), Compliance and cost reduction (to a lesser extent) are on the agenda. Many major contracts are up for renewal which is resulting in lower costs (therefore TCV) via offshoring. The number of deals in the market is increasing but contracts tend to be smaller in size. Second and third generation deals are becoming increasingly more business-driven and complex in scope due to a more sophisticated and experienced client.

3.1.2 Competitive environment

The market supplier base currently consists of the global firms, multi-nationals, the locals and the pure play offshore firms. We feel that we play in the global arena as we have clients, contracts and follow the sun delivery capabilities spanning 40 countries.

Results from the global ESPs have been mixed. Consolidation in the IT services market continues, as CSC and ACS have seemingly been taken off the market, and rumours on disposal of SBS persists. We are seeing targeted acquisitions and divestitures in certain geographic markets as several players have exited the Nordic markets, while LogicaCMG recently announced the acquisition of WM-Data. Getronics has exited several Central European markets. Accenture has made several targeted acquisitions recently supporting its BPO offering. We see offshore firms buying boutique consulting or firms in specific domains to gain footholds in local markets and then leveraging offshore delivery models with minimal, albeit higher profile onshore work. The one example of a larger deal involving a major Indian pure-play is the rumoured TCS deal with Vertex. TCS claims that it has the backlog and pipeline to justify the assimilation of the large number of UK based personnel.

There has been limited high profile acquisitions in India where there are 3000 IT services firms operating. The highest profile deal is EDS buying a stake in Mphasis for USD 380 million. Valuations are still running a premium, risk of attrition is high and the recent Mumbai train bombing shows there is still some political risk.

The stellar numbers continue to come from the offshore providers, namely the top five Indian firms TCS, Wipro, Infosys, Satyam and HCL.

3.1.3 Trends

With many deals multi-sourced today, we feel that multiple deals within the client will eventually be managed by a prime or an aggregator. Clients do not always have the skill sets to manage multi-vendor relationships and need to develop these skills. We have extensive experience in the area developed through complex engagements, for example, the Olympic Games. We expect to compete for these roles with firms with less IT knowledge and more program management capabilities - firms such as Serco which has developed these skills managing large scale projects in the manufacturing sector.

A global delivery platform is now seen as fundamental and almost as a "me too" ability. It is included in almost every proposal we see. This is truly a global capability which includes on-site, onshore, near-shore and offshore. Successful firms must demonstrate this ability.

According to Morgan Chambers, initial long lists for potential deals tend to include the global players along with the appropriate multi-nationals or locals depending on the scope. Most long lists now include offshore firms (sometimes as stalking horses). In the past, more second tier players would more likely round out the long list instead of the offshore firms.

At the top end of the market, the major ESPs are bundling consulting services with outsourcing - this includes more BPO especially in the United Kingdom. All deals have global delivery models addressed in the solution and most clients prefer vendors which have an industry focus. Multi-process BPO deals are growing and include procure to pay, order to cash and even speed to market for new products/services. BPO has lead growth as BPO services appeared in 19% of deals up from 14% last quarter.

Cost reduction is still a driver though not as much as in previous years. The key drivers of the outsourcing agenda continue to be to deliver flexibility, manage price variability, business process enablement and management of change / risk. End to end solutions – those solutions which span the enterprise - such as compliance and security are being targeted making business line owners and corporate finance more aware of integration and transparency issues.

3.1.4 Service lines

Consulting

In consulting, the general feeling in the market is that 2006 will not be as strong as 2005. There seemed to be some pent-up demand in 2005, not seen in 2006. Ovum's latest UK IT consulting forecast is for 2.7% growth. The growth prospects for the consulting market are generally pegged around 5% for 2006. Larger scale strategic UK government consulting deals have diminished - smaller tactical deals still happening – as spending has gone back to "normal" after several years of "excess" resulting in a slight downturn in UK government consulting.

Attrition rates this year have peaked in the industry and slowed from mid to late last year. Rates seemed to have stabilized but not fallen. Computerwire has stated that billing rates have certainly stabilized and increased slightly (probably no more than 5 - 10%) in the last 18 months.

We see the major offshore firms using consulting more as a defensive move to protect client positioning, to raise credibility at higher levels and to fend off perception of pure body-shopping. In short – we do not see a general trend for offshore firms to build on shore consulting as a separate service line to generate business. Overall, we do not believe that Indian firms are having a big impact in the consulting space at the moment, although they are recruiting.

Clients are structuring longer term consulting deals in similar terms as IT outsourcing, in that the price and rates should decrease over time. Business consulting is more subject to procurement rules in the United Kingdom – GBP 1 million deals which used to fly under the radar and now even some GBP 100 thousand deals are being subject to formal procurement.

Systems Integration

Applications Outsourcing agenda is similar to IT outsourcing in that the market is looking for vendors to deliver flexibility, price variability, business process enablement and management of change/risk.

The Application Management market is healthy but still accounts for less than 40% of the outsourcing market, according to Ovum. ADM (Application Development & Maintenance) deals are increasing to where it is a component to 23% of deals in the market, according to Forrester Research.

We continue to see relatively strong demand for ERP projects and services. We continue to see ERP as a key application to drive efficiencies in the back office and continue to invest in these applications as they grow in scope to front office, supply chain and to industry expertise.

We were recently granted partnership status with SAP, for example, in the Manufacturing sector. We also are one of only five global hosting partners for SAP which allows clients to engage SAP in a different delivery model. With Oracle, we were selected to implement Oracle in the largest-ever deployment of Oracle Applications Solution in the French hospital sector. We have won several SAP industry awards and an Oracle award in the last few months.

Ovum confirms that project services have become a growth driver - corporate investment is back in a number of countries (the Netherlands, Nordic, France). No "killer" application has emerged in the market. There continues to be a consolidation of applications towards SAP, legacy application transformation and overall efforts to lower TCO. We recently signed a global alliance with Microsoft to develop and market Atos Origin solutions based on a wide array of Microsoft products including Windows Vista, Office 2007 and Windows Server "Longhorn".

Offshore vendors are expanding services outside of application services R&D services and BPO and are investing more in near-shore and onsite delivery. These firms are working for positioning as credible business partners. European labour laws continue to be restrictive to certain vendors building global delivery models which can be restrictive to growth.

Managed Operations

Sales/Bids are becoming increasingly complex in terms of finance and business solution pushing the capabilities of the account teams – firms which invest in this area will be poised to take business going forward.

Clients are looking for innovation –not only technology but also process, financial models and deal structure. We have shown the ability to develop flexible and innovative deal structures – Atos Euronext Market Solutions (AEMS) is an example. This activity is not normally client led.

Many contract restructurings are currently in the market – revenue at risk for major providers – as a result of more knowledgeable and sophisticated clients than in previous rounds of deals. This trend creates both commodity price pressure but also opportunities for more business and sophisticated deals. Clients tend to resource and to manage deals more effectively. Of the 90 current deals in TPI's pipeline – 18 of them are restructurings.

We feel payment systems, going forward, are a major opportunity. We feel uniquely positioned in the market along with the accompany work in integration and integration. SEPA along with the chip and pin in the United Kingdom are the key drivers.

Mega-deals have been less common in the market pipeline. Deals are smaller in TCV and are trending toward the truly multi-sourced model. The recent ING and the ABN AMRO deals along with the Renault deal are classic examples of multi-sourced deals. According to TPI, in the private sector, there were eight mega deals (2 in Europe – Unilever and BAE) in the first half of 2006 but there are only two mega deals in the pipeline for the balance of 2006.

Price pressure, the competitive environment and the offshore hit prices in infrastructure activity, slowing down ITO growth.

In spite of price erosion in pure ITO deals, there is some additional profitability potential in bringing more business impact to deals and the potential to offshore some aspects of the service.

According to TPI, the financial services and public sectors have been the strongest for consulting spending in recent quarters. The Financial sector is still the hottest for outsourcing with manufacturing strong as well. Deals in the Retail Sector are increasing rapidly – Forrester Research.

3.1.5 Future

The growth in the market appears to be slight to relatively flat. The best guesses in the market are that 5% growth will be hard to achieve (Ovum, TPI and Gartner).

However, going forward, we feel that we have both client intimacy and the global capabilities within end to end solutions almost unparalleled in Europe. We can demonstrate capabilities in supply chain (Actis - B2B), back office and front office along with the processes, applications and IT infrastructure which supports the enterprise. We leverage COEs (centres of excellence) and competency centres such as Atos Euronext Market Solutions (AEMS), Atos Worldline which are truly unique to the market. The key to our success is the ability to focus all of these capabilities across service lines and geographic boundaries to effectively deliver the business solution to the client.

In addition, many analysts believe that the future involves multi-process BPO deals (although only 7% of deals today) which play well into our design, build and operate strategy. In short, Atos Origin is uniquely positioned to deploy sector based, end to end solutions over the entire client supply to demand value chain leveraging Atos Consulting, Systems Integration and Managed Operations using our global delivery platform.

3.2 MARKET SHARE AND COMPETITORS

According to Gartner, Atos Origin is the fourth largest IT services company in Europe. IT service market share rankings in Western Europe were as follows:

Ranking in Europe	Competitors in Europe	Western Europe Revenues 2005 (a)	Western Europe Market share
1	IBM	10,408	8.0%
2	Accenture	5,829	4.5%
3	Capgemini	5,443	4.2%
4	**Atos Origin**	**5,045**	**3.9%**
5	T-Systems	4,975	3.8%
6	EDS	4,703	3.6%
7	BT	4,258	3.3%
8	Computer Sciences Corporation (CSC)	3,353	2.6%
9	Siemens Business Services	3,011	2.3%
10	Fujitsu	2,811	2.2%
Total market size Western Europe		**130,270**	**38.3%**

Source: Company Information – IT Services Europe Preliminary Market Share Gartner : May 2006 in USD with 1 USD = 0.80435 EUR

(a) In EUR million, based on Professional Services include Consulting Services (Consulting for Atos Origin), Development and Integration Services (Systems Integration for Atos Origin), IT Management (Managed Services for Atos Origin) and Process Management (On-line Services and BPO for Atos Origin), but excluding Product Support (Hardware and Software Maintenance and Support).

According to Gartner, based on 2005 figures for external IT spending, Professional Services market shares in each main country were as follows:

Country	Market Size (in EUR million)	Weight	Atos Origin Market Share	Atos Origin Ranking	Market Leader
United Kingdom	43,823	34%	2.7%	9	British Telecom
Germany	27,897	21%	2.0%	8	T-Systems
France	16,718	13%	9.1%	2	Capgemini
Italy	9,585	7%	3.1%	7	IBM
The Netherlands	8,812	7%	11.6%	1	Atos Origin
Spain	6,693	5%	4.1%	5	IBM
Other Europe	16,743	13%	1.2%		
Western Europe	**130,270**	**100%**	**3.9%**	**4**	

Source: Company Information – IT Services Europe Preliminary Market Share Gartner : May 2006 in USD with 1 USD = 0.80435 EUR

4 OPERATIONAL REVIEW

4.1 OPERATING PERFORMANCE

The underlying operating performance of the on-going business is presented within Operating Margin, while unusual, abnormal or infrequent income or expenses (other operating income/expenses) are separately itemised and presented below the operating margin, in line with the CNC recommendation of 27 October 2004, before arriving at operating income.

(in EUR million)	6 months ended 30 June 2006	% margin	6 months ended 30 June 2005	% margin	% change	% organic change
Revenue	2,696		2,725		-1.1%	+2.9%
Operating margin	138.7	5.1%	183.1	6.7%	-24%	-24%
Other operating income (expenses)	(80.2)		13.1			
Operating income	58.5	2.2%	196.3	7.2%	-70%	-59%

(*) Organic growth at constant scope and exchange rates

The Group achieved an operating margin of EUR 139 million (5.1% of revenue) in H1 2006, compared with EUR 183 million (6.7% of revenue) in H1 2005. The first half of the year suffered from the new estimate of the cost to complete on some loss-making government legacy contracts in systems integration in the United Kingdom, which were delivered in June and impacted the first half operating margin by EUR 25 million, 1 point. Excluding the specific costs to complete, the operating margin of the first half 2006 is in line with the Group's financial target.

Other operating income/expenses included an impairment charge of EUR 60 million, fully attributable to Italian goodwill, a charge of EUR 8 million for reorganisation and rationalisation, a stock option expense of EUR 6 million, EUR 13 million of other infrequent items, partly compensated by a net release of EUR 6 million for opening balance sheet provisions no longer needed, enabling the Group to report operating income of EUR 59 million for H1 2006.

4.2 REVENUE

4.2.1 Organic growth

Revenues for the first half ended 30 June 2006 amounted to EUR 2,696 million, down 1% against EUR 2,725 million for the equivalent period last year.

In the past 12 months, the Group has disposed of a number of businesses, which removed EUR 119 million from the comparative revenue base – mainly the Nordic business (EUR 88 million) sold in June 2005 and the Middle-East operations (EUR 26 million) sold at the beginning of 2006.

Exchange rate movements resulted in a positive adjustment of 12 million euros on a comparable year-on-year basis, mainly from dollar-linked currencies and Brazilian real.

After adjusting for disposals and at constant exchange rates, the H1 2005 revenue base was EUR 2,619 million.

(in EUR million)	6 months ended 30 June 2006	6 months ended 30 June 2005	% change
Published revenues	**2,696**	**2,725**	**-1.1%**
Disposals		(119)	
Exchange rate impact		12	
Organic revenues (*)	**2,696**	**2,619**	**+2.9%**

(*) Organic growth at constant scope and exchange rates

Revenues in H1 2006 represented an organic growth of +2.9%, of which +2.7 % in the first quarter, and a slight acceleration in the second quarter to +3.2%.

(In EUR million)	Quarter 1 2006	Quarter 2 2006	Half-year 1 2006
Revenue	1,342	1,354	2,696
% published growth	-1,0%	-1,2%	-1,1%
% organic growth (*)	+2,7%	+3,2%	+2,9%

(*) Organic growth at constant scope and exchange rates

The second quarter performance was slightly lower than the Group's objectives due to slower than expected new businesses and more staff allocated to fix the difficult contracts with no revenue recognition in the United Kingdom, as it will be explained further on.

In the second quarter, revenues in the United Kingdom were down 4.6% on an organic basis, but it was better than in the first quarter (-10.8%).

In the rest of the world, H1 organic revenue growth of 6% was exactly in line with budget.

4.2.2 Revenue by geographical area

The revenue performance by **geographical area** was as follows:

(in EUR million)	6 months ended 30 June 2006	6 months ended 30 June 2005	% growth	% organic growth (*)	2006 revenue breakdown
France	809	731	+10.6%	+10.6%	30%
United Kingdom	541	588	-7.9%	-7.8%	20%
The Netherlands	519	508	+2.1%	+2.8%	19%
Germany + Central Europe	289	273	+5.8%	+5.8%	11%
Rest of EMEA	375	467	-19.8%	+6.2%	14%
Americas	98	93	+6.1%	-3.1%	3%
Asia – Pacific	65	65	-1.0%	-5.6%	2%
Total	**2,696**	**2,725**	**-1.1%**	**+2.9%**	**100%**

(*) Organic growth at constant scope and exchange rates

In the **United Kingdom,** the organic decrease of 7.8% in H1 2006 is explained by both the end of contracts and exceptional volumes in H1 2005. The organic revenue decline is slowing as first quarter revenue was down 10.8% and second quarter decline was reduced to 4.6%.

- In managed services, as already explained last year, the end of the one-year, non-recurring and fully subcontracted call centre contract, which terminated in April 2005, had a negative impact of EUR 25 million over the 6 months period, representing almost 4.3% of organic revenue decrease in the United Kingdom. This will have no further ongoing impact in 2006.
- In managed services as well, as known by the market, the progressive winding down of the Metropolitan Police contract ending in May 2006, had an impact of EUR 22 million in H1 2006, representing another 3.7% organic revenue decrease in the United Kingdom. The full year impact is EUR 56 million, so a further EUR 34 million in H2 2006.
- In Medical BPO (part of Managed Operations), H1 2005 (mainly in Q1) was positively impacted by exceptional volumes of EUR 21 million approximately, ahead of the DTI (Depart of Trade & Industry) contract renewal in March 2005. This amount represents 3.6% organic revenue decrease in the United Kingdom. This will have no further ongoing impact in 2006.
- In consulting, the expected ramp down of a major contract with the MOD (Ministry of Defence) had an impact of EUR 18 million in H1, representing 3.1% organic revenue decrease in the United Kingdom, with a full year impact of EUR 40 million. As a result, there will be a further EUR 22 million impact in H2 2006.

Excluding these four specific factors, organic growth in the United Kingdom was +8.0% for the first half of 2006. This performance was achieved while United Kingdom operations in system integration had to allocate more resources than expected in the successful delivery of a few government legacy projects impacting revenue recognition on these contracts.

The 2006 challenge in the United Kingdom was to progressively win new business to compensate the EUR 140 million expected shortfall in 2006 revenues of the four items mentioned above. Despite an excellent pipeline since the end of 2005, new business wins are behind schedule due to significant delays in certain medium and large contracts in which we are in active commercial process. As a result, significant projects of the 2006 pipeline have been pushed back to 2007.

Revenues in **France** were +10.6% higher than last year, reflecting a strong performance in all businesses. Even excluding the effect of the new Euronext.Liffe contract, part of the extension of AEMS for which the incremental service work is delivered in the United Kingdom but recorded in France, the organic growth reached a good level of +6%.

The limited organic revenue growth in **The Netherlands** of +2.8% results from good organic revenue growth in Consulting & Systems Integration, partly offset by a small organic growth in Managed Services. The 4.2% organic growth in Q2 was significantly higher than in Q1 at 1.4%. This was due to progressive fertilization and new business compensating for the traditional contractual sharing of savings at the beginning of the year with clients such as Philips, KPN, or Akzo Nobel. More new contracts are in the pipeline to execute our on-going strategy to widen our client base in the country.

Revenues in **Germany and Central Europe** recorded 5.8% organic growth due to the flow of new contracts in the past twelve months, including E-Plus, Premiere or Symrise in H1 2006. In Germany, where annual revenues now exceed EUR 550 million, the pipeline is vigorous and will drive further operational efficiency and help the Group to win new business for the future.

In the **rest of EMEA**, the Nordic and Middle East businesses were sold at the end of June 2005 and February 2006 respectively. Partnership alliance agreements have been signed with the purchasers of both operations, to provide extended support for Atos Origin clients in these regions. In this region, the Group is focussed primarily on Spain, Italy and Belgium. Organic growth was sustained at +6.2%.

A +13% increase in **Spain** confirmed an encouraging trend, increasingly providing near-shore support for many of the Group's major international clients and a good development in financial services and telecoms.

In spite of the weak market conditions in **Italy**, organic growth was +4% in the period. As a result of focusing on larger contract bids, the Group has had some notable contract successes in Italy during 2005, including Piaggio and the Regione Sicilia, and recently in 2006 with a new project for Region Sicilia, Fiat, and new business with Telecom Italia.

The **Americas** recorded a limited year-on-year organic revenue decrease of -3.1% in H1 2006. North America was stable in the period. Revenue declined in South America but the recovery is better than planned. The Group is focussing its resources in the region into Brazil, which is developing as an important global outsourcing centre with among others Telecom Italia, Philips, Procter and Gamble, Schlumberger, Rhodia, Symrise and Akzo Nobel. The Offshore Centre has initiated the certification process for CMMi Level 4 this year.

The **Asia-Pacific** region recorded an organic decrease of -5.6% on a year on year basis resulting mainly from exceptional volume on sales of hardware in Q1 2005 linked to one new contract started last year. Nevertheless, Indian activity is up over 50%, principally from internal offshore revenue, as a result of the planned build-up in offshore capacity of the Group.

4.2.3 Revenue by service line

The revenue performance by **service line** was as follows:

(in EUR million)	6 months ended 30 June 2006	6 months ended 30 June 2005	% growth	% organic growth (*)	2006 revenue breakdown
Consulting	206	227	-9.0%	-6.9%	8%
Systems Integration	1,131	1,134	-0.3%	+3.4%	42%
Managed Operations	1,359	1,364	-0.4%	+4.2%	50%
Total	**2,696**	**2,725**	**-1.1%**	**+2.9%**	**100%**

(*) Organic growth at constant scope and exchange rates

In H1 2006, organic revenue decrease in **Consulting** was 6.9%, with revenues of EUR 206 million compared with EUR 222 million in H1 2005 on a constant scope basis.

Consulting has continued to weaken in the second quarter (-12% versus -1% in Q1) entirely due to a shortfall in new business in the United Kingdom to replace the MOD ramp down. All other countries have again achieved positive organic growth (+7.7% excluding the United Kingdom in H1), with particular strength in France and Spain.

In the United Kingdom, while continuing to provide operational transformation services to the MOD, this contract declined significantly in line with the phased contract plan in 2006. Despite active commercial activity, the volume in new business is not yet sufficient to compensate the MOD ramp down. Nevertheless the new management is positively transforming the United Kingdom consulting organisation from delivery focus to a more balanced commercial and execution practise and the utilisation rate has moved up progressively from 56% in March to 59% in June 2006. We think that with a stable staff base and more focus on pre sales and new offerings, the United Kingdom consulting practise has the capacity to generate growth in the future and is therefore in the process of recruiting new senior partners to drive new business activity.

As far as the other countries are concerned, organic growth in the first half was double digit in France, and Spain, and good in the Netherlands.

Revenues in **Systems Integration** were +3.4% higher organically in H1 2006, with revenues of EUR 1,131 million compared with EUR 1,094 million in H1 2005 on a constant scope basis. This service line has definitively returned to steady growth, with active new business.

Growth in the period was due to better volumes, with prices remaining broadly stable.

The organic growth of +3.4% in the first half, resulted from a strong Q1, up +6%, offset somewhat by a stable Q2, up only +1%, impacted by a reduced number of working days in the quarter due to the later than usual Easter holidays and the lack of revenue contribution in a few difficult contracts in United Kingdom.

All countries, except the United Kingdom, performed in line with budget. In the United Kingdom, there were delivery delays in a few government legacy contracts. These did not generate revenue during the period, with an impact in turnover of around EUR 15 million, and at the same time did not allow us to free up the people fast enough to be transferred onto the available new business. Most of these contracts have been delivered on time at the end of June, but with an estimate of the costs to complete of EUR 25 million, in the operating margin in H1 in the United Kingdom .

Excluding the United Kingdom, the rest of the Systems Integration operations continued to perform well in the first half, particularly in ERP and applications management and generated an organic growth of +6.3% in the first half.

Organic revenue growth in **Managed Operations** was +4.2%, with revenues of EUR 1,359 million compared with EUR 1,304 million in H1 2005 on a constant scope basis.

The organic growth of +4.2% in the first half was boosted by Q2 organic growth of +8%, with strong performances in all countries, including a strong rebound in the United Kingdom, in line with expectations, after the exceptionally weak first quarter (+1%), thanks to continued fertilization and penetration of existing clients combined with a myriad of new medium-sized contract wins.

Organic growth in H1 2006 resulted from positive +6% growth in IT outsourcing business, +6% increase in payment systems, partly offset by a 12% decrease in medical business process outsourcing, mainly due to the exceptional volume in H1 2005 with DTI in the United Kingdom.

Excluding the one-year Call centre in 2005 and the progressive winding down of the Metropolitan Police contracts explained above, the IT outsourcing business would have grown 11% in the period, despite the traditional contractual sharing of savings with clients at the beginning of the year. This is due to the positive impact of the extension of Atos Euronext Market Solutions signed in July 2005 and strong fertilisation of existing clients and renewals.

The +5% growth of Atos Worldline confirms the Group's strategy to focus on reinforcing its presence on fast-growing high added-value payment card and internet processing businesses. Volumes are increasing and new offerings are being launched on the market. The Group believes that regulatory changes (SEPA - Single European Payments Area) will be one of the major challenges in the next few years for the European payment market and will provide tremendous opportunities for Atos Origin, and the recent acquisition of Banksys and BCC will reinforce the Group's positioning in this area.

As far the Medical BPO is concerned, excluding the lower level of volumes with DTI (as mentioned above) growth would have been +7%. The DWP contract renewed last year is executing its transformation phase and Atos Origin has good business growth in the occupational health sector. The Group is confident that new business development in the United Kingdom should enable growth again in 2007.

4.2.4 Order input

The Book to bill ratio in H1 2006 was 93%, after 113% in Q1 and 73% in Q2. Excluding Business Process Outsourcing contracts, for which the main one was renewed last year for a long-term period, the book-to-bill ratio remained low in the first half at 96% (in comparison with last year at 116% in H1).

The book-to-bill ratio (excluding the long-term BPO activities) declined in Q2 due to the lack of any large wins during the period as significant expected signatures have been push back to year-end, and despite a particularly active contract renewals program and business fertilisation during the period.

The main signatures in renewals and new business in H1 were with clients such as : Symrise in Germany, Heijmans, Huntsman, Dutch Ministry of Defence, Mobistar, Wolters Kluwer and Nuon in Benelux, Hong Kong Government in China, EDF, SFR, Club Avantage, EADS and Airbus in France, Electrocomponents, WM Morrisons and South Wales Police in the United Kingdom, Caja Madrid in Spain, Maroc Telecom.

Full order backlog has been maintained at EUR 7.2 billion at the end of June 2006, representing 1.4 years of revenues, despite the lack of significant deals signed.

The full backlog is down on March. Delays in the signatures of several large, long-term government contracts, particularly in the United Kingdom, explain these trends. The Group expects the order in-take to pick up from Q3, as several large deals are in final stages of negotiation and others are in active commercial process. Most of these contracts will only start contributing significantly in 2007.

As a result of these delays, the full qualified pipeline reached more than EUR 2.8 billion at the end of June 2006, an increase of 9% since the beginning of the year, and +44% in comparison with last year at the end of June.

4.2.5 Revenue by industry sector

The revenue performance by **industry sector** was as follows:

(in EUR million)	6 months ended 30 June 2006	6 months ended 30 June 2005	% growth	% organic growth (*)	2006 revenue breakdown
Public Sector and Utilities	714	722	+1.1%	+2.9%	27%
Financial Services	549	473	-13.9%	+19.5%	20%
Manufacturing	533	558	+4.7%	+0.2%	20%
Telecoms and Media	484	512	+5.8%	+0.2%	18%
CPG & Retail	250	265	+5.8%	-5.3%	9%
Transport	112	129	+15.5%	-7.9%	4%
Others	53	67	+24.5%	-17.6%	2%
Total	**2,696**	**2,725**	**+1.1%**	**+2.9%**	**100%**

(*) Organic growth at constant scope and exchange rates

The Group is organised around four main industry sectors, which represent 85% of total revenues.

The Group again strengthened its **Public Sector and Utilities** position (27% of total Group revenue, with a 3% organic increase) with French, Dutch and UK government ministries and in the healthcare sector, as well as with utilities companies.

The **Financial Services** sector (20% of total Group revenue, with a 20% organic increase) benefited from new contracts such as the extension of Atos Euronext Market Solutions, and allocation by European banks of budgets to fund projects, such as Basel II, Sarbanes-Oxley, Solvency II and the move to IFRS accounting standards.

Manufacturing (20% of total Group revenue), which includes the previous Discrete Manufacturing and Process Industries, was stable over the period benefiting from new contracts such as Renault, Shell or EADS, compensating an overall decrease in high-tech, which was directly linked to a decline in the Philips account year-on-year.

Telecoms and Media represented 18% of total Group revenue, and was stable over the period, resulting from good fertilization with clients such as France Telecom – Orange and Vodafone and new business such as with Telecom Italia, offset by productivity savings with clients such as KPN.

4.3 OPERATING MARGIN AND MARGIN RATE

4.3.1 Operating margin performance

(in EUR million)	6 months ended 30 June 2006	6 months ended 30 June 2005	% growth
Revenue	2,696	2,725	-1.1%
Operating margin	**138.7**	**183.1**	**-24%**
Operating margin rate	**5.1%**	**6.7%**	**-1.6 points**

As far as seasonality is concerned, the start of the year is traditionally impacted by a contractual reduction in revenues on long-term contracts, where the Group has agreed in advance to share specific benefits with clients. There was also a global salary increase estimated to 2.5% in 2006, which had a negative impact of 1.3 points on the margin rate.

In 2006, the initial operating margin target for the first half was expected to be below last year due to an expected lower 1st half organic growth run rate as compared with last year. This was due to be compensated by an aggressive ramp-up of organic growth in the second half, which is now not going to happen because of the situation in the United Kingdom.

The operating margin for the first half of 2006 is slightly above 5%, 1 point below our initial target, due to the new estimate of the costs to complete of a few contracts in the United Kingdom, which had an impact of EUR 25 million in the first half operating margin.

Excluding the impact of these few contracts in the United Kingdom accounted in Q2 2006, operating margin improved by 2 points between Q1 and Q2 thanks to improvements in operational performance, in line with expectations.

(in EUR million)	Quarter 1 2006	% margin	Quarter 2 2006	% margin	Half-year 1 2006	% margin
Revenue	1,342		1,354		2,696	
Operating margin	68.4	5.1%	70.3	5.2%	138.7	5.1%
Costs to complete			-25.0	-1.8%	-25.0	-0.9%
Restated operating margin	**68.4**	**5.1%**	**95.3**	**7.0%**	**163.7**	**6.1%**

4.3.2 Operating costs

(in EUR million)	6 months ended 30 June 2006	% of revenue	6 months ended 30 June 2005	% of revenue	Change
Revenue	**2,696**		**2,725**		**-30**
Personnel expenses	(1,510)	-56.0%	(1,467)	-53.8%	-43
Sub-contracting costs	(284)	-10.5%	(298)	-10.9%	+14
Purchases for selling and royalties	(153)	-5.7%	(212)	-7.8%	+60
Means of production	(209)	-7.7%	(197)	-7.2%	-11
Premises costs	(115)	-4.3%	(97)	-3.6%	-18
Travelling expenses	(61)	-2.3%	(61)	-2.2%	
Telecommunications	(58)	-2.2%	(43)	-1.6%	-15
Taxes, other than corporate income tax	(15)	-0.5%	(13)	-0.5%	-1
Other operating expenses	(74)	-2.7%	(126)	-4.6%	+52
Sub-total operating expenses	**(2,478)**	**-91.9%**	**(2,515)**	**-92.3%**	**+37**
Depreciation of fixed assets	(88)	-3.3%	(62)	-2.3%	-26
Net depreciation of current assets	1	0.0%	3	0.1%	-3
Net charge to provisions	9	0.3%	32	1.2%	-23
Sub-total depreciation and provisions	**(79)**	**-2.9%**	**(27)**	**-1.0%**	**-51**
Total operating expenses	**(2,557)**	**-94.9%**	**(2,542)**	**-93.3%**	**-15**
Operating margin	**139**	**5.1%**	**183**	**6.7%**	**-44**

Operating expenses remain dominated by staff-related costs. Personnel expenses increased by 2 points of revenues over the period, due to the average salary increase of +2.5% in 2006, the average number of staff remaining globally stable.

Subcontractor costs represented 10% of revenue, a decrease as a percentage of revenue as compared with H1 2005. In 2005, Atos Origin managed a higher number of subcontractors as a result of new outsourcing and application management contracts, which were in the transition and transformation phases, such as Renault, and that are progressively replaced by Atos Origin staff.

Purchases for selling and royalties, comprising hardware and software, significantly decreased compared with last year, as a result of the strategic Group orientation to focus on sales on services in reducing pass-through revenues. This is also due to the structure of the contracts this half with a very different contract size mix of smaller accounts and strong fertilisation on the existing client base.

Other operating expenses (around EUR 530 million), including means of production and premises, decreased by 1%, in line with the revenue change in the period. This should be optimized in the second half as a result of both active cost management and the introduction of more effective procurement management.

The global improvement of operating expenses in the period (EUR +37 million) has compensated the revenue decrease of 1% (EUR -30 million), but the depreciation of assets increased, as expected, on account of the level of capital expenditure last year.

Elsewhere, the net release of provisions corresponding to the utilisation of provisions for loss-making contracts with the counterpart in operating costs, decreased over the period, as also expected.

4.3.3 Operating margin by service line

The operating margin performance by **service line** was as follows:

(in EUR million)	6 months ended 30 June 2006 (*)	% margin	6 months ended 30 June 2005 (*)	% margin	% growth
Consulting	22.8	11.0%	33.9	14.9%	-33%
Systems Integration	34.7	3.1%	65.7	5.8%	-47%
Managed Operations	116.8	8.6%	113.6	8.3%	+3%
Corporate	(35.6)	-1.3%	(30.0)	-1.1%	+19%
Total	**138.7**	**5.1%**	**183.1**	**6.7%**	**-24%**

(*) Before allocation of central structure costs classified under Corporate

The operating margin decrease in **Consulting** of EUR 11 million is due entirely to the United Kingdom, where the revenue decreased by EUR 25 million (or -25%) in the period.

Excluding the United Kingdom, the rest of the Group maintained the same good level of margin rate as last year.

Operating efficiency was down due to the United Kingdom, which represents one third of the activity. The utilisation rate was 66% in June (against 68% in December but 65% in March), including 59% in the United Kingdom (66% in December and 56% in March). The expected efficiency decline in the United Kingdom was due to the ramp-down of the large MOD consulting contract, and the timing to re-allocate the dedicated productive staff on new contracts.

In **Systems Integration**, the operating margin decrease of EUR 31 million (or EUR 29 million on a constant scope basis) is also mainly due to the United Kingdom, where the operating margin was both impacted by a revenue decrease of 12% in the period, and by the costs to complete on a few contracts accounted in Q2 2006 for EUR 25 million.

Excluding the United Kingdom, the rest of the Group reached a 5.1% margin rate, in line with expectations. The budgeted improvement in productivity was expected to accelerate in H2, thanks to expected additional volume which would compensate the salary increase and the savings sharing with clients (mainly in applications management business), and to the extended action plan to reduce subcontractors.

At 82% in June, utilisation rates were slightly better than the high level of December 2005 (81% as in March), and despite only 77% in the United Kingdom in June.

The Group maintained a reasonable margin rate of 8.6% in **Managed Operations**, an increase compared with 8.3% in the first half of 2005. This was primarily due to scale efficiencies in France, the United Kingdom, Germany and Americas. It was also due to the good performance in the Atos Worldline business and the BPO Healthcare and despite new contract wins, initially at lower margin, essentially in the Netherlands. Nevertheless, the Group expects margins in this segment to improve again in the second half, as a result of its industrialisation plan which includes the rationalisation of premises and data centre capacity, global sourcing optimisation through the higher utilisation of near-shore and offshore resources, as well as the ramp-up of productivity management on new contracts.

Corporate costs have increased year-on-year to 1.3% of total revenues, but are more in line with the level in H2 2005 of 1.4%. These costs include the Global structures for Consulting and Systems Integration and Managed Operations, which represent around 0.3% of total revenues, the corporate organisation representing 1% of total revenues, in line with the Group's operating target.

4.3.4 Operating margin by geographical area

The operating margin performance by **geographical area** was as follows:

(in EUR million)	6 months ended 30 June 2006 (*)	% margin	6 months ended 30 June 2005 (*)	% margin	% growth
France	52.7	6.5%	56.5	7.7%	-7%
United Kingdom	27.4	5.1%	48.8	8.3%	-44%
The Netherlands	53.6	10.3%	59.4	11.7%	-10%
Germany + Central Europe	18.5	6.4%	15.4	5.6%	+20%
Rest of EMEA	13.5	3.6%	26.8	5.7%	-50%
Americas	5.0	5.1%	0.7	0.7%	+610%
Asia - Pacific	3.7	5.7%	5.6	8.6%	-35%
Corporate	(35.6)	-1.3%	(30.0)	-1.1%	+19%
Total	**138.7**	**5.1%**	**183.1**	**6.7%**	**-24%**

(*) Before allocation of central structure costs classified under Corporate

All main Group countries and regions continued to generate a positive operating margin.

The United Kingdom and France are not comparable year-on-year due to the change in scope and revenue and profit allocation per country resulting from the new AEMS (Atos Euronext Market Solutions) structure, started in July 2005, with the French margin being slightly deflated and the UK margin slightly inflated. Overall the AEMS operating margin is up.

In **France**, all other activities generated slightly improved operating margins.

In the **United Kingdom**, the operating margin is negatively impacted by EUR 25 million of new estimate of costs to complete on several contracts in systems integration and is positively impacted by the first profit contribution of the AEMS business extension. Excluding these two factors the UK operating margin has slightly increased in the semester due to improvements in productivity, mainly in managed operations.

In **the Netherlands**, the operating margin comparison year on year has been influenced by specific pension costs related to negotiation engaged since two years and finalised last year and in the first semester this year. In 2005, the Netherlands operations benefited from a positive one-off pension plan amendment negotiation, and the year 2006 will be impacted by a one-off negative charge linked to increase in the legal retirement age from 62 to 65 years. Excluding this effect, operating margin rate is stable at a high level.

Germany and Central Europe continued to increase their operating margin and margin rate. This new improvement comes from the benefits of the flow of new contracts, the overall reorganization of the region and the building of a scale operation.

The decline in the **Rest of EMEA**, was partly due to the disposal of the Nordic and Middle East operations. In Italy, revenues are growing due to new business but market conditions are tough and profitability is down but still positive, hence the restructuring programme. In Spain, we have been investing in the delocalisation of people to the South and moving towards more fixed price and recurring contracts. All other countries are growing their businesses profitably.

After business disposals during the last two years, the operating margin of **North and South America** for continuing business rose by more than 4 points over the period.

In **Asia-Pacific**, the deterioration of the operating margin was due to the ramp-up of the offshore capacity which is currently under-utilised.

5 ACTION PLAN

Atos Origin is engaged in some significant transformational projects, which will contribute to sustain the profitability in the future while serving new offerings and benefits to our customers. Except the specific case of a few loss making contracts in United Kingdom and lower ramp up of large new deals in the backlog, the Group is executing its industrial plan both in United Kingdom or at Group level.

5.1 ACTION PLAN IN THE UNITED KINGDOM

At the time of the Sema-Atos Origin merger, 2 years ago, the UK operations were structured on an industry sector organization with central sales and delivery responsibility being delegated to the service lines, dominated by Consulting and Systems Integration, compared to a relatively small Managed Operations activity.

During the last two years, the UK business has been transformed into four service lines (Consulting, Systems Integration, Managed Services and Medical BPO) while reinforcing a unique ability to aggregate services in a design, build and run proposition.

From an organizational point of view, Atos Origin performed in 2005 the following actions were taken:

- Move from industry line to service line organization with P&L responsibility and part of the sales forces
- Constitution of specialized business units in each of the service lines such as application management and technical solutions (ERP) or technical consulting in Systems Integration, server or desktop management in MS, to capitalize on knowledge capability and ensure cost optimization
- Replacement of the first line of operational management

In 2006, the reorganization continued with the following actions:

- Sales reorganization and reinforcement

During the last two years, the UK operations have faced a significant renewal phase of their major long term contracts. This renewal phase is nearing its end, with an excellent success rate, with the notable exception of Metropolitan Police. The last large contract renewals should end by Q4 this year.

At the same time, the UK operations are engaged in a number of new deals to diversify the customer base. Some of them are significant in size. In order to adequately balance the Service Line management and the ability to aggregate the design, build and run proposition without loosing commercial opportunities on large contracts, the UK sales force is being reorganized during 2006 as followed :

- Strategic accounts and complex or large multi-service line deals are managed centrally, in order to pull together all service lines into a single aggregated view for the clients. This has proven very efficient because we have been selected in the public sector as preferred bidder in some key renewals or new contracts and short listed in some new business development in the area of medical BPO business. These opportunities should come to contract by year end but with limited revenue impact for the current fiscal year.
- Dedicated sales are being pushed down to the service line. This is being done in 2 phases :

- Phase 1 was done on small accounts, generating some business fertilization in particular in managed services,
- Phase 2, will be completed by the end of Q3, systematically pushing down all the dedicated solution sales forces from central sales to the service lines, closer to the operations to improve available capacity utilisation.

- Number of partners in the Consulting division is being increased

Due to the large MOD Consulting contract execution, the UK Consulting partners were more focused in 2005 on delivery than selling. The new head of consulting has engaged an action plan to strengthen the commercial capacity of its UK Practice with :

- An infusion of new partners with client networks and relationships. The plan intends to increase the number of partners by the end of June 2007 with some already starting in Q3 and Q4 this year,
- Ensuring the current partner and associate partner population addresses the balance of delivery, administration and sales through adjustment of their short term objectives,
- Leverage best practice sales management processes to improve our lead to conversion ratio and tactical short term utilization targets.

The objective is to increase the utilization rate from 59% currently to 65% by the end of June 2007.

- Rebalance of the commercial efforts in the System Integration division

In the past, the UK Systems Integration was engaged in large legacy contracts with embedded application management contracts.

As a result of the new organization put in place by business units in 2005, a new commercial strategy has been designed to reduce dependency on large legacy contracts which are big in size and risky in execution particularly in the Public Sector.

In terms of business development, several actions have already been engaged :

- Since Q1 2006 the system integration is focusing on:
  - Application management
  - ERP (SAP, Oracle)
  - Technical Consulting

- Started last year, commercial efforts are being made to strengthen the UK operations positioning in the private sector: the share has already increased from 35% to 38% of the UK Systems Integration revenues in H1 2006.

- In H2 2006 new end to end solutions across service lines will be launched to match with customer CIO priorities :
  - Security
  - Shared services and BPO
  - Compliance and advance from legacy

- Some specific marketing actions will be implemented to increase the visibility and the market awareness like:

- Exploit the Olympics as best case study
- Leverage London 2012 Olympics as a business development tool
- Increase profile and visibility through PR, industry analyst relations
- Improve the United Kingdom brand awareness

- Improve delivery of the projects

The UK operations will be affected in 2006 in systems integration by loss making contracts. The situation was limited to a few large government legacy projects. Despite the difficulties, the Group has delivered solutions to its customers and the relationship with its customers remains promising. The rest of the systems integration business is financially sound and generates a gross margin above the average of the service line.

The Systems Integration operating model is changing to increase sales by engaging more the operations in business development, and to ensure tighter governance during delivery.

Advanced Solutions organized by markets will have the responsibility for growth and delivery on-time and on-budget. They will be the Income Statement owners across the various solutions for their markets, including professional services.

UK delivery Centres are being/have been set up to optimize offshore availability and utilisation of core competencies.

Global coordination for Systems Integration will continue to provide a supporting role.

All these actions, both in terms of organization, commercial focus on large accounts, big bids and new end to end solutions, are planned to allow the United Kingdom to return to revenue growth in 2007 and raise the win rate on the strong pipeline.

5.2 GROUP ACTION PLAN

Atos Origin has been engaged over the last year in some significant transformation projects that should provide strong opportunities for the future.

- Sales and account management

The Group has built its organic growth over the last years through large contract signatures like KPN, Euronext, KarstadtQuelle, E plus, Renault. This demonstrates our customer's recognition of the Atos Origin capability to deliver large contracts and to successfully integrate the employees coming from our customer base.

It is essential, for a Group of our size, to continue to win large deals, to widen our large account customer base and to increase our market share of each of these clients IT spending. Atos Origin will therefore continue in 2006 and 2007 to recruit and promote high quality account managers to support this strategy.

- Portfolio management

The global service lines have engaged significant efforts to design, with the regions, the best portfolio for the future. Some significant progress has been made in the last months:

Consulting

Atos Origin Consulting has 4 strong sets of solutions supported by Centres of Excellence in order to deliver impartial, objective advice, executable recommendations, and proven solutions that can generate outstanding business results in the following key areas:

Business and IT strategy, Operational transformation, financial management solutions and people and change management. These offerings are permanently updated with lessons learned from latest assignments, and best practices are being shared across the Group.

In Systems Integration there has been:

- Sector positioning in the telecom, public, manufacturing and heath care sectors,
- Increased Sap visibility and the launch of the MMT (SAP manufacturing) initiative,
- Focus on alliances and partnership with the world's leading technology companies. Recent examples include the Maximize Manufacturing Together (MMT) with HP and SAP and Atos Workplace Solutions with Microsoft & Intel,
- Creation of the Atos Application management and Atos Enterprise application offerings,
- Aggressive launch of global sourcing.

In Managed Services, the strong investments in industrialisation are allowing us to push new highly efficient offerings:

- Server consolidation,
- Technical Consulting for transformational services,
- AWS (Atos Workplace Solution) for automatised Desktop Services,
- Comprehensive international homogeneous services based upon global delivery model for Server Supervision Services, Users Helpdesk Services, ERP, Outsourcing Services and Field Services.

In Medical BPO in the United Kingdom :

Atos Origin opened late 2005 the first walk-in centres, to enter the primary care activity, demonstrating the best mobilisation capability of the industry. The Group is bidding for the Diagnostic Centre outsourcing of the NHS. This capability is being pushed out of the hospitals (secondary care) into the more commoditized primary care world, and Atos Origin is short listed for 3 of the 7 regions (this the NpfIT of diagnostics – National program for IT). The Group is extending its reach in Occupational Health.

In Atos Wordline, the acceleration of organic growth results from :

- Strong positioning into new sectors
- Strong offering investment in the payment area with SEPA Compatible Solutions,
- Strong internationalisation of the sales process.

- Industrialisation plan

In order to generate further productivity, Atos Origin has initiated in 2006 some fundamental industrialization plans in delivery services and support functions.
The related investments are heavy in 2006 and 2007 as total capital expenditure is expected to remain at the high end of the historic range of 3.5 – 4% of revenues.

In Systems Integration

In order to generate further productivity gains and reduce project slippage, AO has initiated in 2006 a significant industrialisation plan in SI. The quantitative objectives are to gain 2% points in Operating margin on fixed price contracts and Application Management, representing 76% of the SI business, of which half is to come from reduced project slippage and half from productivity improvements.

- Project control: A strong effort is dedicated into pushing best practice Group wide for efficient project control.

- Offshore: Systems Integration started (earlier than managed services) to offshore part of delivery. At the end of June 2006, 700 people produce projects offshore for the demand countries and we expect to increase the number of people to 1,000 by year end. The main offshore country is India; Spain and Morocco have started during the year. The Group plan is to double capacity next year.

- Industrialization platform for application management and development : in order to further increase efficiency in the qualification, testing and performance and acceptance phases of a project, systems integration is running a global project to implement common processes and tooling for these phases which will allow better tracking of KPIs and alert monitoring. This will reduce costs and improve project management execution and risk management. This will translate into more than 5000 SI staff certified CMMI- level 3 and above.

- Delocalization of competence centres: in some countries the delocalization to lower cost regions of the development resources is being studied so as to reduce the average cost, better manage the attrition rate while at the same time specializing these new regions by competence centres. This will have a further effect of improving the utilization rate and mark-up on projects.

In Managed Services

- Data centre consolidation and upgrade: During 2005 and 2006, following the integration of the KarstadtQuelle and Eplus contracts in Germany, the German data centres have been consolidated from approximately 10 to 3. This consolidation process will continue as and when existing capacities require upgrading or extending. In France and Holland there are two major data centre upgrades. Total data centre investment will be over EUR 20 million per annum spread over the four to five years with more than 60 data centres across the world reduced to 40.

- European mainframe consolidation: In 2006, the German mainframe consolidation has been implemented on the Essen site. At the same time, a new recovery centre is being built 5 (5 instead of 10) km away from the existing site in order to provide dual data centre capacity for the consolidation, over the next few years, of all the major European mainframe data centres. To optimize costs, the European data centre will provide twin data centres, state of the art IT infrastructure and facilities, hardware including maintenance and monitoring, Software and network management. This will improve productivity, service quality and competitiveness. A first country move will start in December 2006. The project investment in 2006 is estimated at EUR 11.5 million. Further investments will be required progressively as each consolidation occurs.

- ITIL-based offshore delivery model: the main objective is to move offshore certain defined services using an industrialized and cost effective, single delivery model. At the end of June, we had 200 staff and we should be close to 500 by the end of the year. The number is expected to double again next year. Services eligible for offshore have been defined and priority given to Service Desk management in 2006. Midrange management will be extended next year. Based on a multi-language global delivery approach, the global offshore delivery centres are based not only in India but also in Brazil, Malaysia, Morocco and Poland. This project is currently going live with the recruitment of 6 project managers to lead the implementation of the model in each supplier country.

- Tooling alignment: the main objective is to converge our country delivery approaches by rationalizing tools and implementing common standards. Benefits will be obtained from achieving economies of scale in basic components of our services, especially from offshore operations. The focus is on reducing from four to one global service management platform progressively harmonising server management and implementing a common network for Voice and services. . The Group is progressing in the migration implementation and the program is nearly complete. It will be further enhanced in the coming years.

- On site Service strategy: to define the capability per country and design a global/local industrial delivery partnership with providers for those countries or sub services not covered by Atos Origin (such as hardware maintenance). This will allow Atos Origin to design flexible cost on service management while offering at the same time a complete geographical coverage. This project should be ready to go live by end of 2006. Already one global service contract has been negotiated. Selection and negotiation of local or regional partners is due to start in Q4.

In the support functions

The support functions will also contribute to the enhancement of group productivity. The action plan aims to more efficiently support the operations and to transform the production mode of the functional services. The main projects are the following:

In 2007, using the expertise of the Consulting practice, the Global function will launch shared service centres for accounting and HR.

In terms of internal IT, all countries will operate with the same financial information system worldwide, including strict key contracts follow-up, pipeline and backlog management and the key CRM functionalities. The functionalities of the existing global HR system will also be significantly extended.

In terms of Human resources, the Group is focused on :

- Developing core competencies for the future either through specific training programs, university for project managers and high potential and leadership development,
- Reinforcing sales forces and account management with specific mentoring, recruitment of sales talents (such as UK partners) and reviewing sales incentive programs to boost growth.

All these actions plans either specifically in United Kingdom or at Group level are fully supported by the management and will allow the Group to generate margin improvement in 2007.

They all contribute to the transformation of the Group engaged in 2006 based on very solid fundamentals.

6 HUMAN RESOURCES REVIEW

6.1 CHANGE IN THE GROUP WORKFORCE

Total staff employed was globally stable from 47,684 to 47,761 between 1 January 2006 and 30 June 2006.

Headcount opening	**47,684**
Change in scope	-436
Hiring (*)	4,617
Leavers (*)	-3,731
Restructuring	-373
Headcount at closing	**47,761**

(*) Permanent staff only, excluding temporary staff movements

Changes in scope related to business disposals in the period, including the Middle-East operations (386 people) and Nolan Norton consulting business in the Netherlands (50 people).

The level of recruitment has been sustained, particularly in the Consulting business (+14% on the opening staff basis), with gross hiring of 4,617 in the period, representing 10% of the workforce, in line with the level that the Group had last year.

Leavers comprise voluntary permanent staff leavers, permanent staff who have been dismissed and those who have retired or were deceased. The number of leavers in H1 2006 was 3,731, higher than last year. Staff attrition rose in line with the business growth trend and increased to 11.7%, compared with 10.5% in 2005, which confirms the strength of the European market.

A total of 373 employees left the business in H1 2006 under specific and localised re-organisation programmes as part of the business transformation following the merger with Sema Group.

6.2 STAFF MOVEMENTS BY SERVICE LINE AND COUNTRY

Employees	30 June 2006	31 Dec. 2005	Change	Average 1st half 2006	Average 1st half 2005	Change
Consulting	2,776	2,734	+2%	2,740	2,613	+5%
Systems Integration	24,218	23,721	+2%	23,988	22,927	+5%
Managed Operations	20,575	21,036	-2%	20,724	21,334	-3%
Corporate	192	193	-1%	190	194	-2%
Total	**47,761**	**47,684**	**+0%**	**47,642**	**47,068**	**+1%**
France	14,336	13,886	+3%	14,158	12,812	+11%
United Kingdom	6,385	6,873	-7%	6,689	6,669	+0%
The Netherlands	8,273	8,429	-2%	8,314	8,502	-2%
Germany + Central Europe	3,859	3,749	+3%	3,841	3,615	+6%
Other EMEA	9,377	9,575	-2%	9,286	10,423	-11%
Americas	2,516	2,475	+2%	2,494	2,673	-7%
Asia-Pacific	2,823	2,504	+13%	2,671	2,180	+23%
Corporate	192	193	-1%	190	194	-2%
Total	**47,761**	**47,684**	**+0%**	**47,642**	**47,068**	**+1%**

The underlying stability in staff in the first half of 2006 was lower than the organic revenue increase in the period of 3% and should therefore lead to higher staff productivity for the second half of 2006.

The level of subcontractors fell steadily during the first half of the year 2006.

The proportion of internal productive staff to total staff represented 93.0% at the end of 2005, and 93.5% at the end of June 2006. As part of the development of the Group's business model, it is one of the objectives to increase over medium term this ratio to 95% by accelerating the recruitment of offshore and near-shore resources, and continuing to replace onshore subcontractors inherited from large outsourcing deals by available internal inshore and offshore productive staff.

The indirect staff ratio (indirect staff as a percentage of full-time equivalent staff, including subcontractors) has been maintained at an efficient level of 11.0% (compared with 11.2% at the end of December 2005). This level compares with 13.4% at the end of 2003 in Atos Origin before the acquisition of Sema Group. In the medium term, the Group wants to improve indirect staff efficiency and roles by developing shared services centres.

6.3 STAFF BY REGION AT 30 JUNE 2006



UK
6,400
Benelux
9,100
France
14,450
Central Europe
3,900
North America
750
Spain
5,550
Italy
2,800
Asia-Pacific
2,850
Africa &
Mediterranean
South America
1,800
Total Employees 47,800

6.4 EMPLOYEE AND MANAGEMENT SHAREHOLDING

Up to 2005, Atos Origin had limited employee and management shareholdings, mainly through the stock option programme. Employee stock purchase plans were issued in 1998, 2000 and 2002. At June 2006, the ownership of the Group's shares by employees relating to ownership plans such as mutual funds and corporate savings plans reached 0.3 millions of shares, or 0.5% of common stock.

It is the intention of Management to implement new share owning schemes to increase over time the ownership of Atos Origin shares to 10% of issued share capital, motivating employees and management and aligning their objectives with those of external shareholders.

At the Annual General Meeting hold on 23 May 2006, shareholders have approved :

- An extension of the current employee stock purchase plan allowing for the purchase of shares at a discount of up to 20% .
- A specific share purchase plan in which senior managers and the Management Board members may purchase shares in their own right and receive free "matching" shares that will vest in two or three years' time if certain financial performance conditions are met by the Company.

In 1998, Atos (pre-Origin) set up an employee stock purchase plan for its workforce in France, based on a corporate savings plan (PEE) managed through a fund invested 90% in Atos stock and frozen for five years. In 2000, the plan was extended to encompass employees of German and Spanish subsidiaries. An extension of this scheme enables Group employees to purchase Atos Origin stock (or shares in a fund invested in Atos Origin stock, in accordance with the relevant local legislation) from time-to-time at a 20% discount in relation to the current market price. 24 countries took part in the first issue of stock under this scheme in 2002. Since 1998, 312,831 new shares have been issued in relation to these plans.
In the continuity of the May 2006 shareholders approval the Company intends to launch in the fourth quarter a new leveraged corporate savings plan based on Atos Origin shares issued through a dedicated share capital increase with a 20% discount. It should represents a maximum 2% shares dilution in 2006. The program should be further pursued in the next years with a limited maximum dilution of 1% per year.

6.5 STOCK OPTIONS

It is the Group's policy to grant an annual issue of stock subscription options to senior and middle managers. In accordance with the recommendation of the Remuneration Committee, the annual grant since 2005 corresponds to 1.75% of outstanding shares every year, with no more than 20% of such options being granted to the Management Board.

During the first half of 2006, 1,147,990 new stock subscription options were granted (1,75% of the outstanding capital as of 31 December 2005), 494,140 stock subscription options were cancelled and 175,667 were exercised.

At 30 June 2006, a total of 6,623,615 stock subscription options had been allotted to employees, representing approximately 9% of current common stock after dilution. Details of the allocations are set out in the investor information section later.

7 FINANCIAL REVIEW

7.1 INCOME STATEMENT

The Group reported a net income (Group share) of EUR 10 million for the first half of 2006, which represents 0.4% of Group revenues in the period.

(in EUR million)	6 months ended 30 June 2006	% margin	6 months ended 30 June 2005	% margin	% growth
Operating margin	138.7	5.1%	183.1	6.7%	-24%
Other operating income / expenses	(80.2)		13.1		
Operating income	58.5	2.2%	196.3	7.2%	-70%
Net financial expense	(5.4)		(32.2)		
Tax charge	(35.0)		(39.1)		
Minority interests and associates	(7.7)		(3.7)		
Net income – Group share	**10.4**	**0.4%**	**121.3**	**4.5%**	**-91%**
Normalised net income Group share (*)	**86.1**	**3.2%**	**112.4**	**4.1%**	**-23%**

(*) Defined hereafter

7.1.1 Operating margin

Operating margin represents the underlying operational performance of the on-going business and decreased by 24% in the period, as described earlier.

7.1.2 Operating income

The main component of other operating income/expenses was an impairment charge of EUR 60 million, fully attributable to Italy. Despite reasonable growth in Italy, profitability was well below the Group average and is deteriorating due to the tough Italian environment. This, combined with higher sector risk premiums and lower sector estimates for perpetual growth since May/June, has led to the need for impairment charge of Italian goodwill.

Other components included reorganisation and rationalisation charges of EUR 8 million, stock option expenses of EUR 6 million, EUR 13 million of other infrequent items partly compensated by a net release of provisions of EUR 6 million.

As a result, the operating income for H1 2006 reached EUR 59 million, and represents 2.2% of total revenues in H1 2006 compared with 7.2% last year.

7.1.3 Net financial expense

Net financial expense amounted to EUR 5 million in H1 2006, compared with EUR 32 million in the previous year, including a net cost of financial debt and non-operational financial costs.

The net cost of financial debt was EUR 11 million, based on an average net debt of EUR 339 million during the period. The average cost of borrowing was 5.3% in H1 2006 before interests swaps (6.5% including them). The net cost of financial debt was covered 12 times by operating margin, compared with a requirement for not less than 4 times cover under the terms of the new facility.

Non-operational financial costs were EUR 6 million credit mainly relating to exchange rate variation, and income linked to better terms on return on pensions plan assets.

7.1.4 Tax charge

The tax charge for H1 2006 was EUR 35 million. The effective tax rate was 31.0% of pre-tax income before goodwill *impairment*.

The charge is composed of EUR 30 million of income tax and EUR 5 *million of deferred* tax.

7.1.5 Minority interests

Minority interests included shareholdings held by joint venture partners and other associates of the Group in the operations of Atos Euronext Market Solutions (50%) and Atos Worldline Processing Services in Germany (42%). The increase in H1 2006 is due to the extension of the Euronext contract from July 2005.

7.1.6 Normalised net income

The Group share of net income before unusual, abnormal and infrequent items (net of tax) was EUR 86 million, 3.2% of total revenues.

(in EUR million)	6 months ended 30 June 2006	6 months ended 30 June 2005
Net income Group share	**10.4**	**121.3**
Restructuring and rationalisation	(7.8)	(36.1)
Net charge/release of provision	(5.6)	13.8
Capital gain (loss)	(1.0)	(0.9)
Other operating income (expenses) basis	(14.5)	(23.2)
Fee charge on syndicated loan		(7.4)
Sum of unusual items	(14.5)	(30.6)
Sum of unusual items net of tax	**(10.0)**	**(20.9)**
Other capital gain (loss) already net of tax		52.7
Impairment losses on long-term assets	(60.0)	(9.4)
Depreciation of non current financial assets		(6.6)
Stock options (not deductible)	(5.7)	(6.9)
Sum of other unusual items not taxable	**(65.7)**	**29.8**
Normalised net income Group share	**86.1**	**112.4**

7.2 EARNINGS PER SHARE

(in EUR million)	6 months ended 30 June 2006	% margin	6 months ended 30 June 2005	% margin	% growth
Net income – Group share	**10.4**	**0.4%**	**121.3**	**4.5%**	**-91%**
Normalised net income – Group share	**86.1**	**3.2%**	**112.4**	**4.1%**	**-23%**
Weighted average number of shares	67,424,238		67,051,174		
Diluted weighted average number of shares (*)	68,022,727		67,647,280		
Basic EPS	**0.15**		**1.81**		**-91%**
Diluted EPS	**0.15**		**1.79**		**-91%**
Normalised basic EPS	**1.28**		**1.68**		**-24%**
Normalised diluted EPS	**1.27**		**1.66**		**-24%**

(*) With dilution impact only

Based on a weighted average of 67,424,238 shares in issue during the first half of 2006, earnings per share (Group share) were EUR 0.15, and on a diluted weighted average basis of 68,022,727 shares in the period, earnings per share (Group share) were EUR 0.15.

Based on the normalised net income of EUR 86 million, the earnings per share (Group share) were EUR 1.28.

7.3 CASH FLOW AND NET DEBT

The Group began the year with an opening net debt of EUR 180 million. The cash flow from operating activities reached EUR 189 million, or 7.0% of total revenues, including EUR 33 million of staff reorganisation and data centre rationalisation expenses, compared with 5.8% in H1 2005.

This represents an improvement of +20% despite a lower operating margin than last year. It results from less restructuring expenses, less release for loss-making contracts, and more depreciation of fixed assets.

This performance was temporarily impacted by an increase in working capital of around EUR 197 million in the period due to seasonal effects, as last year at the same period. The working capital position should improve sharply in the second half of the year, by the combination of a reduction in working capital as last year in H2 and higher cash flow from operations linked to a higher operating margin in H2.

Net debt at the end of June was therefore largely unchanged compared with the end of June 2005, representing a gearing of 16%, and a leverage ratio (net debt / OMDA) of 0.74.

(in EUR million)	**6 months ended 30 June 2006**	**6 months ended 30 June 2005**
Cash from operating activities	**188.9**	**157.2**
Income tax paid	(9.1)	1.2
Change in working capital	(197.2)	(105.7)
Net cash from operating activities	**(17.4)**	**52.7**
Capital expenditure	(95.5)	(81.0)
Disposal of intangible and tangible assets	1.2	0.6
Net cash from current operations	**(111.7)**	**(27.7)**
Other changes	(25.2)	14.9
Net cash before financial investments	**(136.9)**	**(12.6)**
Financial investments	(15.4)	(17.4)
Disposal of financial assets	6.9	158.2
Net financial investments	**(8.5)**	**140.8**
Net cash flow	**(145.5)**	**128.1**
Opening net debt	**180.5**	**491.6**
Closing net debt	**325.9**	**363.5**

7.3.1 Change in working capital

The negative change in working capital of EUR 197 million in H1 2006 is the result of both the negative seasonality factors, including annual bonus payments, and an increase in DSO ratio from 63 days in H2 2005 to 69 days in H1 2006, but 70 days in H1 2005.

7.3.2 Operating investments

Capital expenditure amounted to EUR 95 million in H1 2006, representing 3.5% of Group revenues, which is in line with the medium-term guidance. The off-balance sheet commitments for operating leases on IT equipment have been reduced from EUR 146 million at the end of 2005 to EUR 127 million at the end of June 2006.

7.3.3 Other changes

Other changes include common stock issues (EUR +7 million), reclassifications linked to derivative instruments and pensions (EUR +18 million), offset by financial interest paid (EUR -16 million), purchases of treasury stock (EUR -13 million) within the framework of the liquidity contract, profit-sharing amounts payable to French employees accounted as debt (EUR -8 million), negative translation differences (EUR -11 million) and dividends paid to minority shareholders of subsidiaries (EUR -2 million).

7.3.4 Net financial investments

Net financial investments concern several instalments on past acquisitions (EUR 7 million) and equity investments (EUR 8 million). Disposal of financial assets concerns sales of limited businesses such as Nolan Norton, consulting business in the Netherlands.

7.3.5 Bank covenants

The Group is substantially within its borrowing covenants, with a consolidated leverage ratio (net debt divided by OMDA) of 0.74 at the end of June 2006. The consolidated leverage ratio may not be greater than 2.5 times under the new multi-currency revolving facility.

(in EUR million)	6 months ended 30 June 2006	6 months ended 30 June 2005	Covenants 2006
Operating margin	**138.7**	**183.1**	
Depreciation of fixed assets	87.8	62.3	
Operating net charge to provisions for current assets	(0.5)	(3.2)	
Operating net charge of provisions	(6.9)	(31.9)	
Net charge of provisions for pensions	2.6	6.4	
OMDA	**221.7**	**216.7**	
Closing net debt	**325.9**	**363.5**	
Leverage ratio (Net debt divided by OMDA)	**0.74**	**0.84**	**< 2.5**

The consolidated Interest cover ratio (operating margin divided by the net cost of financial debt) was 12 times in H1 2006. It may not be less than 4 times throughout the term of the new multi-currency revolving facility.

(in EUR million)	6 months ended 30 June 2006	6 months ended 30 June 2005	Covenants 2006
Operating margin	**138.7**	**183.1**	
Net cost of financial debt	**(11.1)**	**(15.6)**	
Coverage of Net cost of financial debt by Operating margin	**12.5**	**11.7**	**> 4.0**

8 HALF-YEAR FINANCIAL REPORT

8.1 Statutory auditors' report on the half-year condensed consolidated financial statements for the period ended 30 June 2006

8.2 Half-year condensed consolidated financial statements

8.2.1 Consolidated income statement

8.2.2 Consolidated balance sheet

8.2.3 Consolidated cash flow statement

8.2.4 Consolidated statement of changes in shareholders' equity

8.2.5 Notes to the half-year condensed consolidated financial statements for the period ended 30 June 2006

- General information
- Basis of preparation and significant accounting policies
- Financial risk management
- Notes to the half-year condensed consolidated financial statements

8.1 STATUTORY AUDITORS' REVIEW REPORT ON THE FIRST HALF-YEAR FINANCIAL INFORMATION FOR 2006

8.2 HALF-YEAR CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

8.2.1 Consolidated income statement

(in EUR million)	Notes	6 months ended 30 June 2006	6 months ended 30 June 2005	12 months ended 31 December 2005
Revenue		**2,695.8**	**2,725.4**	**5,458.9**
Personnel expenses	Note 3	(1,510.4)	(1,467.4)	(2,886.8)
Operating expenses	Note 4	(1,046.7)	(1,074.9)	(2,159.1)
Operating margin		**138.7**	**183.1**	**413.0**
% of revenue		**5.1%**	**6.7%**	**7.6%**
Other operating income and expenses	Note 5	(80.2)	13.1	(25.2)
Operating income		**58.5**	**196.3**	**387.8**
% of revenue		**2.2%**	**7.2%**	**7.1%**
Net cost of financial debt		(11.1)	(15.6)	(24.7)
Other financial income and expenses		5.7	(16.6)	(9.4)
Net financial income	Note 6	(5.4)	(32.2)	(34.1)
Tax charge	Note 7	(35.0)	(39.1)	(108.1)
Share of net income from associates		(0.1)	0.2	0.3
Net income		**18.0**	**125.2**	**245.9**
Of which:				
- Group share		**10.4**	**121.3**	**235.4**
- Minority interests	Note 8	7.6	3.9	10.5

(in EUR and number of shares)				
Net income (Group share) per share	Note 9			
Weighted average number of shares		67,424,238	67,051,174	67,169,757
Basic earnings per share		**0.15**	**1.81**	**3.50**
Diluted weighted average number of shares		68,022,727	67,647,280	67,636,614
Diluted earnings per share		**0.15**	**1.79**	**3.48**

8.2.2 Consolidated balance sheet

(in EUR million) ASSETS	Notes	30 June 2006	31 December 2005
Goodwill	Note 10	2,092.6	2,172.4
Intangible assets		79.0	74.9
Tangible assets		332.7	323.5
Non-current financial assets		67.1	33.9
Deferred tax assets		261.8	265.6
Total non-current assets		**2,833.2**	**2,870.3**
Trade accounts and notes receivable	Note 11	1,557.6	1,563.0
Current taxes		55.4	52.4
Other current assets		271.9	237.6
Current financial instruments	Note 16	1.1	0.9
Cash and cash equivalents	Note 12	270.9	533.5
Total current assets		**2,156.9**	**2,387.4**
Assets held for sale and discontinued operations			**36.2**
TOTAL ASSETS		**4,990.1**	**5,293.9**

(in EUR million) LIABILITIES AND SHAREHOLDERS' EQUITY		30 June 2006	31 December 2005
Common stock		67.6	67.4
Additional paid-in capital		1,259.0	1,252.8
Consolidated reserves		520.3	289.5
Translation adjustments		8.5	28.3
Net income for the period		10.4	235.4
Shareholders' equity – Group share		1,865.8	1,873.4
Minority interests		158.1	153.2
Total shareholders' equity		**2,023.9**	**2,026.5**
Provisions for pensions and similar benefits	Note 13	490.9	477.8
Non-current provisions	Note 14	131.7	147.5
Borrowings	Note 15	408.3	506.2
Deferred tax liabilities		22.1	20.6
Non-current financial instruments	Note 16	3.1	6.4
Other non-current liabilities		0.6	3.6
Total non-current liabilities		**1,056.7**	**1,162.1**
Trade accounts and notes payable	Note 17	595.2	587.2
Current taxes		103.1	79.3
Current provisions	Note 14	86.6	104.9
Current financial instruments	Note 16	2.3	6.2
Current portion of borrowings	Note 15	188.5	201.4
Other current liabilities	Note 18	933.8	1,110.9
Total current liabilities		**1,909.5**	**2,089.9**
Liabilities held for sale and discontinued operations			**15.4**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**4,990.1**	**5,293.9**

8.2.3 Consolidated cash flow statement

(in EUR million)	Notes (*)	6 months ended 30 June 2006	6 months ended 30 June 2005	12 months ended 31 December 2005
Net income Group share		**10.4**	**121.3**	**235.4**
Depreciation of fixed assets		87.8	62.3	153.0
Net charge to operating provisions		(4.8)	(28.7)	(67.0)
Net charge to financial provisions		(6.8)	6.7	3.0
Net charge to other operating provisions		44.3	(27.7)	(39.6)
(Gains) / losses on disposals of fixed assets		0.9	(59.6)	(40.2)
Unrealized gains and losses on changes in fair value			9.4	
Net charge for stock options and similar options		5.7	6.9	13.9
Minority interests and associates		7.7	3.7	10.2
Financial instruments		(4.7)	6.3	11.8
Financial interests		13.5	17.6	28.3
Tax charge (including deferred tax)		35.0	39.1	108.1
Cash from operating activities before change in working capital requirement, financial interests and taxes	a	188.9	157.2	416.9
Taxes paid	b	(9.1)	1.2	(29.2)
Change in working capital requirement	c	(197.2)	(105.7)	27.4
Net cash from / (used in) operating activities		**(17.4)**	**52.7**	**415.2**
Purchase of tangible and intangible assets	d	(95.5)	(81.0)	(173.5)
Proceeds from disposals of tangible and intangible assets	e	1.2	0.6	11.0
Net operating Investment		(94.3)	(80.4)	(162.5)
Amounts paid for acquisitions and long-term investments	f	(15.4)	(22.4)	(38.2)
Cash and cash equivalents of companies purchased during the period	g		6.5	8.6
Proceeds from disposals of financial investments	h	6.9	21.6	188.1
Cash and cash equivalents of companies sold during the period	i		(26.7)	(30.6)
Net long-term investments		(8.5)	(21.0)	127.9
Net cash from / (used in) investing activities		**(102.8)**	**(101.4)**	**(34.6)**
Common stock issues	j		-	-
Common stock issues on the exercise of stock options	k	6.5	9.4	13.2
Purchase and sale of treasury stock	l	(12.6)	-	-
Dividends paid to minority shareholders of subsidiaries	m	(2.0)	(1.4)	(5.0)
New borrowings	n	251.1	791.9	665.6
Repayment of long and medium-term borrowings	o	(363.0)	(940.8)	(979.6)
Net interest paid (including finance lease)	p	(12.0)	(22.3)	(32.3)
Net cash from / (used in) financing activities		**(131.9)**	**(163.2)**	**(338.0)**
Increase / (decrease) in cash and cash equivalents	**q**	**(252.1)**	**(211.9)**	**42.5**
Opening cash and cash equivalents		**533.5**	**465.5**	**465.5**
Increase / (decrease) in cash and cash equivalents	q	(252.1)	(211.9)	42.5
Impact of exchange rate fluctuations on cash and cash equivalents		(10.5)	27.7	25.6
Closing cash and cash equivalents		**270.9**	**281.3**	**533.5**

(*) For reconciliation to the change in net debt over the period and the cash flow by activity over the period presented in the notes.

8.2.4 Consolidated statement of changes in shareholders' equity

(in EUR million)	Number of shares at period-end (thousands)	Common Stock	Additional paid-in capital	Consolidated reserves	Translation adjustments	Items recognized directly in equity	Net income Group share	Equity – Group share	Minority interests	TOTAL
At 31/1204	**66,938**	**66.9**	**1,240.1**	**168.6**	**(2.8)**	**-**	**113.3**	**1,586.0**	**49.3**	**1,635.3**
* Common stock issued	301	0.3	9.1					9.4		9.4
* Translation adjustments					50.1			50.1	(0.3)	49.8
* Appropriation of prior period net income				113.3			(113.3)			
* Stock options				6.9				6.9		6.9
* First time adoption of IAS 32/39				2.8		(12.5)		(9.7)	(1.2)	(10.9)
* Changes in fair value of financial instruments					(0.3)	(2.6)		(2.8)		(2.8)
* Net income for the period							121.3	121.3	3.9	125.2
* Other				(0.3)	0.1			(0.1)	(1.0)	(1.1)
At 30/06/05	**67,239**	**67.2**	**1,249.3**	**291.3**	**47.1**	**(15.1)**	**121.3**	**1,761.1**	**50.7**	**1,811.9**
* Common stock issued	124	0.1	3.6					3.7		3.7
* Translation adjustments					(18.2)			(18.2)	0.9	(17.3)
* Stock options				7.0				7.0		7.0
* First time adoption of IAS 32/39				(4.4)		4.4		(0.1)	1.2	1.1
* Changes in fair value of financial instruments					(0.6)	6.9		6.3		6.3
* Net income for the period							114.1	114.1	6.6	120.7
* Other				(0.4)	(0.1)			(0.5)	93.8	93.3
At 31/12/05	**67,363**	**67.4**	**1,252.8**	**293.5**	**28.3**	**(3.8)**	**235.4**	**1,873.4**	**153.2**	**2,026.5**
* Common stock issued for cash	176	0.2	6.2					6.4		6.4
* Translation adjustments					(19.8)			(19.8)	(0.7)	(20.5)
* Appropriation of prior period net income				235.4			(235.4)	0.0		0.0
* Stock options				5.7				5.7		5.7
* Changes in treasury stock (1)						(12.6)		(12.6)		(12.6)
* Changes in fair value of financial instruments						2.5		2.5		2.5
* Net income for the period							10.4	10.4	7.6	18.0
* Other				(0.2)				(0.2)	(2.0)	(2.2)
At 30/06/06	**67,539**	**67.6**	**1,259.0**	**534.4**	**8.5**	**(13.9)**	**10.4**	**1,865.8**	**158.1**	**2,023.9**

(1) Changes in treasury stock recorded as a deduction from shareholders' equity are linked to the liquidity contract signed in February 2006 with Rothschild & Cie Banque. This contract is concluded for one year and is renewable by tacit agreement. Such agreement is compliant with the Code of Practice of the Association Française des Entreprises d'Investissement. At the end of June 2006, Atos Origin held 211 500 shares in relation to this contract for a net value of EUR 12.6 million.

8.2.5 Notes to the half-year condensed consolidated financial statements for the period ended 30 June 2006

8.2.5.1 General information

The half-year condensed consolidated financial statements of the Company for the six months ended 30 June 2006 comprise the Company and its subsidiaries (together referred to as the "Group") and the Group's interests in associates and jointly controlled entities.

These interim condensed consolidated financial statements were presented by the Management Board to the Supervisory Board on 5 September 2006.

8.2.5.2 Basis of preparation and significant accounting policies

Basis of preparation

The interim condensed consolidated financial statements for the six months ended 30 June 2006 have been prepared in accordance with the standard IAS 34 - *Interim Financial Reporting*. As such these financials statements do not include all of the information required for annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group for the year ended 31 December 2005.
The Company follows positions issued by Syntec Informatique, representing major IT groups, for application of the existing International Financial Reporting Standards to specificities of the IT industry.

Changes in accounting policies

The accounting policies applied by the Group in the interim condensed consolidated financial statements are consistent with those applied by the Group in its consolidated financial statements for the year ended 31 December 2005, except for the adoption of the following changes in accounting policies and interpretations, mandatory for annual periods beginning on or after 1 January 2006:

- *IFRIC 4, Determining whether an Arrangement contains a Lease,* which requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. An assessment is made whether: (a) fulfilment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset. Adoption of this interpretation has no material effect on the 2005 opening equity or on the June and December 2005 and June 2006 Group financial statements.

- *IAS 19 (Amendment), Employee Benefits.* This amendment introduces the option of an alternative recognition approach for actuarial gains and losses. As the Group does not intend to change the accounting policy adopted for recognition of actuarial gains and losses, adoption of this amendment will only impact the format and extent of disclosures presented in the accounts.

- Other amendments *(IAS 21 and IAS 39)* are correctly applied in the Group and are not affecting significantly the Group results of operations or financial position.

Accounting estimates and judgments

The preparation of interim financial statements in accordance with IAS 34 requires management to make judgements, estimates and assumptions that affect the reported amounts of assets and liabilities, income and expenses in the financial statements and disclosures of contingent assets and liabilities as of that date.

The estimates and assumptions that may result in a significant adjustment to the carrying amounts of assets and liabilities within the next annual financial statements are essentially related to:

Impairment tests

The Group tests at least annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated below. The recoverable amounts of cash generating units are determined based on value-in-use calculations.

Revenue recognition and associated costs on long-term contracts

Revenue recognition and associated costs, including forecast losses on completion are measured according to policy stated below. Total projected contract costs are based on various operational assumptions such as forecast volume or variance in the delivery costs and have a direct influence on the level of revenue and eventual forecast losses on completion that are recognised.

Consolidation methods

Subsidiaries

Subsidiaries are entities controlled by the Group. Control is defined by the ability to govern the financial and operating policies generally, but not systematically, combined with a shareholding of more than 50% of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible, the power to appoint the majority of the members of the governing bodies and the existence of veto rights are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date on which control ceases.

Joint ventures

The Group's interests in jointly controlled entities are accounted for by proportionate method. Operating and shareholders' agreements are considered when assessing the joint control.

Associates

Associates are entities over which the Group has significant influence but not control or joint control, generally, but not systematically, accompanying a shareholding of between 20 and 50% of the voting rights. Investments in associates are accounted for by the equity method.

Segment reporting

The Group's operational organisation is based on regions composed of geographical areas. The primary reporting segment corresponds to these geographical areas and the secondary reporting segment to the service lines.

Presentation rules

Current and non-current assets and liabilities

Assets and liabilities classified as current are expected to be realised, used or settled during the normal cycle of operations, which can extend beyond 12 months following the period-end. All other assets and liabilities are classified as non-current. Current assets and liabilities, excluding the current portion of borrowings, financial receivables and provisions represent the Group's working capital requirement.

Assets and liabilities held for sale or discontinued operations

Assets and liabilities held for sale or discontinued operations are presented on a separate line in the balance sheet. They are measured at the lower of their carrying amount and fair value less costs to sell. Non-current assets and liabilities are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use.

This condition is regarded as met only when the sale is highly probable and the assets and liabilities are available for immediate sale in their present condition.

Should these assets and liabilities represent either a complete business line or a geographical segment, the profit or loss from these activities will be presented on a separate line of the income statement.

Translation of financial statements denominated in foreign currencies

The balance sheets of companies based outside the euro zone are translated at closing exchange rates. Income statement items are translated based on average exchange rate for the period. Balance sheet and income statement translation adjustments arising from a change in exchange rates are recognised as a separate component of equity under "Translation adjustments".

The Group does not consolidate any entity operating in a hyperinflationary economy.

Translation of transactions denominated in foreign currencies

Foreign currency transactions are translated into the functional currency using the exchange rate prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement under the heading "Other financial income and expenses", except where hedging accounting is applied as explained in the paragraph "Financial assets – Derivative financial instruments".

Business combination and goodwill

A business combination may involve the purchase of another entity, the purchase of all the net assets of another entity or the purchase of some of the net assets of another entity that together form one or more businesses.

Major services contracts involving staff and asset transfers that enable the Group to develop or improve significantly its competitive position within a business or a geographical sector are considered for business combination accounting. Goodwill represents the excess of the cost of a business combination, including transaction expenses, over the Group's interest in the fair value of assets, liabilities and contingent liabilities acquired at the acquisition date.

Goodwill is not amortised and is subject to an annual impairment test and in case of a trigger event to half-year impairment test. Goodwill is allocated to Cash Generating Units (CGU) for the purpose of impairment testing. A CGU is defined as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. CGUs correspond to geographical areas where the Group has operations. The recoverable value of a CGU is based on the higher of its fair value less costs to sell and its value in use determined using the discounted cash-flows method. When this value is less than its carrying amount, an impairment loss is recognised in the operating income. The impairment loss is first recorded as an adjustment of the carrying amount of the goodwill allocated to the CGU and the remainder of the loss, if any, is allocated to the other assets of the unit.

Intangible assets

Intangible assets consist primarily of software and user rights acquired by the Group as well as internally developed software costs, provided that the following conditions are satisfied:

- the costs can be attributed to the identified software and measured reliably,
- the technical feasibility of the software has been demonstrated,
- the Group has the intention and the capability to complete the software development and to use or sell it, and
- it is probable that future economic benefits will flow to the Group.

Software is amortised on a straight-line basis over its expected useful life, generally not exceeding five years, and related depreciation is recorded in operating expenses. In the case of Business Process Outsourcing (BPO) activities, the costs of adapting software previously developed by the Group for the specific requirements of a client are capitalised in intangible assets and amortised in operating expenses over the term of the contract.

Tangible assets

Tangible assets are recorded at acquisition cost, excluding any interest expenses. They are depreciated on a straight-line or reducing-balance basis over the following expected useful lives:

▪ Buildings	20 years
▪ Fixtures and fittings	5 to 10 years
▪ Computer hardware	3 to 5 years
▪ Vehicles	4 years
▪ Office furniture and equipment	5 to 10 years

Leases

Asset leases where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's inception at the lower of the fair value of the leased asset and the present value of the minimum lease payments. Assets acquired under finance lease are depreciated over the shorter of the assets' useful life and the lease term.

Leases where the lessor retains substantially all the risks and rewards of ownership are classified as operating leases.

Impairment of assets other than goodwill

Assets that are subject to amortisation are tested for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying value exceeds its recoverable value.

Financial assets

Financial assets are accounted for at trade date.

<u>Investments in non-consolidated companies</u>

The Group holds shares in companies without exercising significant influence or control. Investments in non-consolidated companies are treated as assets available for sale and recognised at their fair value. For listed shares, fair value corresponds to the share price at closing date. In the absence of an active market for the shares, the investments in non-consolidated companies are carried at historical cost. An impairment cost is recognised when there is objective evidence of a permanent impairment in value. The most common financial criteria used to determine fair value are equity and earnings outlooks. Gains and losses arising from variation in the fair value of available for sale assets are recognised as "items recognised directly in equity". If there is evidence that an asset is permanently impaired, the cumulative loss is written off in the income statement under "Other financial income and expense".

<u>Loans, trade accounts and notes receivable</u>

Loans are part of non-current financial assets. Loans, trade accounts and notes receivable are recorded initially at their fair value and subsequently at their amortised value. The nominal value represents usually the initial fair value for trade accounts and notes receivable. In case of deferred payment over one year, where the effect is significant on fair value, trade accounts and notes receivables are discounted. Where appropriate, a provision is raised on an individual basis to take likely recovery problems into account.

Effective from 1 January 2006, certain service arrangements might qualify for treatment as lease contracts if they convey a right to use an asset in return for payments included in the overall contract remuneration. If service arrangements contain a lease, the Group is considered to be the lessor regarding its customers. Where the lease transfers the risks and rewards of ownership of the asset to its customers, the Group recognises assets held under finance lease and presents them as "Trade accounts and notes receivable" for the part that will be settled within 12 months, and "Non-current financial assets" for the part beyond 12 months.

Assets securitisation

Assets securitisation programmes, in which the Group retains substantially all the risks and rewards of ownership of the transferred assets, do not qualify for de-recognition. A financial liability for the consideration received is recognised. The transferred assets and the financial liability are valued at their amortised costs.

Derivative financial instruments

Derivative instruments are recognised as financial assets or liabilities at their fair value. Any change in the fair value of these derivatives is recorded in the income statement as a financial income or expense, except when they are eligible for hedge accounting, whereupon:

- for fair value hedging of existing assets or liabilities, the hedged portion of an instrument is measured on the balance sheet at its fair value. Any change in fair value is recorded as a corresponding entry in the income statement, where it is offset simultaneously against changes in the fair value of hedging instruments.

- for cash flow hedging, the effective portion of the change in fair value of the hedging instrument is directly offset in shareholders' equity as "items recognised directly in the equity". The change in value of the ineffective portion is recognised in "Other financial income and expenses". The amounts recorded in net equity are transferred to the income statement simultaneously to the recognition of the hedged items.

Cash and cash equivalents

Cash and cash equivalents include cash at bank, and money market securities that are convertible into cash at very short notice and are not exposed to any significant risk of impairment. Money market securities are recognised at their fair value. Changes in fair value are recorded in the income statement under "Other financial income and expenses".

Treasury stock

Atos Origin shares held by the parent company are recorded at their acquired cost as a deduction from consolidated shareholders' equity. In the event of a disposal, the gain or loss and the related tax impacts are recorded as a change in consolidated shareholders' equity.

Pensions and similar benefits

Employee benefits are granted by the Group through defined contribution and defined benefit plans. Defined contribution costs are recognised in the income statement based on contributions paid or due in respect of the accounting period when the related services have been accomplished by beneficiaries.

The valuation of Group commitments in respect of defined benefit plans is based on a single actuarial method known as the "projected unit credit method". This method relies in particular on projections of future benefits to be paid to Group employees, by anticipating the effects of future salary increases. Its implementation further includes the formulation of specific assumptions, detailed in note 13, which are periodically updated, in close liaison with external actuaries used by the Group.

Plan assets usually held in separate legal entities are measured at their fair value, determined at closing.

From one accounting period to the other, any difference between the projected and actual amounts of commitments in respect of pension plans and their related assets is cumulated at each benefit plan's level to form actuarial differences. These actuarial differences may result either from changes in actuarial assumptions used, or from experience adjustments generated by actual developments differing, in the accounting period, from assumptions determined at the end of the previous accounting period.

Group final option in terms of recognition method for actuarial differences has not been elected yet, since a new option has been introduced under IAS 19 to recognise these actuarial differences through equity. By application of the "corridor" method, the Group therefore continues to recognise in its profit and loss account only the portion of cumulated actuarial differences which is above a normative fluctuation margin of 10% of the greater, at closing, of plan commitments and their related assets. This portion is amortised over the remaining active life of the beneficiaries of each particular benefit plan.

The measurement of pension commitments is highly sensitive to the evolution of long term interest rates on which the discount rate to be used has to be based. To better reflect this significant market evolution, the Group has elected to request interim actuarial updates of the measurement of the pension liabilities, and related assets, of its main pension plans when significant rates evolution occur.

Interest costs on obligations, net of expected returns on plans assets are recognised in other financial income.

Provisions

Provisions are recognised when the Group has a present legal, regulatory, contractual or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably quantified.

Provisions are discounted when the time value effect is material. The provision revaluation at each accounting period results in a provision increase recognised in financial expenses.

Borrowings

Borrowings are recognised initially at fair value, net of debt issuance costs. Borrowings are subsequently stated at amortised costs. The calculation of the effective interest rate takes into account interest payments and the amortisation of the debt issuance costs.

Debt issuance costs are amortised in financial expenses over the life of the loan. The residual value of issuance costs for loans repaid in advance is expensed in the year of repayment.

Bank overdrafts are recorded in the current portion of borrowings.

The Group does not capitalise borrowing costs as part of the costs of acquired assets.

Minority interest purchase commitments

Firm or conditional commitments under certain conditions to purchase minority interests are similar to a purchase of shares and are recorded in borrowings with an offsetting reduction of minority interests. When the cost of the purchase exceeds the amount of minority interests, the Group had chosen to recognise the balance as goodwill. Any further change in the fair value of the minority purchase commitment will also be recorded in goodwill.

Revenue Recognition

The Group provides information technology (IT) and business process outsourcing (BPO) services. Depending on the structure of the contract, revenue is recognised accordingly to the following principles :

Revenue based on variable IT work units is recognised as the services are rendered.

Revenue from fixed price contracts such as Consulting and Systems Integration contracts, is recognised using the percentage-of-completion (POC) method. Under the POC method, revenue is recognised based on the costs incurred to date as a percentage of the total estimated costs to fulfil the contract. Revenue relating to these contracts is recorded in the Consolidated Balance Sheet under "Trade accounts and notes receivable" for services rendered in excess of billing, while billing exceeding services rendered is recorded as deferred income under "Other current liabilities".

Annual contractual revenue for long-term fixed price Managed Operations services is generally structured in a manner to reflect the cost completion over the contract term and is recognised based on this structure throughout the contract term.

If circumstances arise, that change the original estimates of revenues, costs, or extent of progress toward completion, then revisions to the estimates are made. The company performs ongoing profitability analyses of its services contracts in order to determine whether the latest estimates of revenue, costs, profits, require updating. If, at any time, these estimates indicate that the contract will be unprofitable, the entire estimated loss for the remainder of the contract is recorded immediately through a provision for estimated losses on completion.

Revenue is reported net of supplier costs when the Group is acting as an agent between the client and the supplier. Factors generally considered to determine whether the Group is a principal or an agent, are most notably whether it is the primary obligor to the client, it assumes credit and delivery risks, or it adds meaningful value to the supplier's product or service.

The Group enters into multiple-element arrangements, which may include combinations of different services. Revenue is recognized for the separate elements when they have been subject to separate negotiation, the contractor and customer have been able to accept or reject that part of the contract relating to each component, and, each component's costs and revenues can be identified. A group of contracts is combined and treated as a single contract when that group of contracts is negotiated as a single package and the contracts are so closely interrelated that they are, in effect, part of a single project with an overall profit margin, and the contracts are performed concurrently or in a continuous sequence.

Upfront payments to clients incurred at contract inception are recorded in "Other current assets" and spread on a straight-line basis as a reduction of revenue over the term of the contract.

Transition costs

Costs related to delivering Managed Operations services are generally expensed as incurred. However, certain transition costs incurred in the initial phases of outsourcing contracts can be deferred and expensed over the contract term, provided that they will be recovered. Capitalised transition costs are classified in "Trade accounts and notes receivable" of the Consolidated Balance Sheet and amortisation expense is recorded in operating expenses in the Consolidated Income Statements.
In case the contract turns to be loss-making, capitalised transition costs are impaired for the related forecasted loss, before recognising an additional provision for estimated losses on completion when necessary.

Other operating income and expenses

"Other operating income and expenses" covers income or expense items that are unusual, abnormal or infrequent. They are presented below the operating margin in line with the CNC recommendation of 27 October 2004.

Classification of restructuring costs in the income statement depends on the nature of the restructuring:

- Restructurings directly in relation with operations are classified within Operating Margin,
- Restructurings related to business combinations or qualified as large and unusual are classified in Operating Income.

When accounting for business combinations, the Group may record provisions for risks, litigation, etc. in the opening balance sheet for a period of 12 months beyond the business combination date. After the 12-month period, any unused provision arising from changes in circumstances are recorded through the Income Statement under "Other operating income and expenses".

"Other operating income and expenses" also include the annual charge for stock options, restructuring costs as defined above, major litigation, capital gains and losses on the disposal of tangible and intangible assets, and impairment losses on assets other than financial assets.

Share-based payments

Stocks options are granted to management and certain employees at regular intervals. These equity-settled share-based payments are measured at fair-value at the grant date using the binomial option-pricing model. Changes in the fair value of options after the grant date have no impact on the initial valuation. The fair value of share options is recognised in "Other operating income and expenses" on a straight-line basis over the period during which those rights vest, using the straight-line method, with the offsetting credit recognised directly in equity.

In some tax jurisdictions, Group's entities receive a tax deduction when stock options are exercised, based on the Group share price at the date of exercise. In those instances, a deferred tax asset is recorded for the difference between the tax base of the employee services received to date (being the future tax deduction allowed by local tax authorities) and the current carrying amount of this deduction, being nil by definition. Deferred tax assets are estimated based on the Group's share price at each closing date, and are recorded in income tax provided that the amount of tax deduction does not exceed the amount of the related cumulative stock option expenses to date. The excess, if any, is recorded directly in the equity.

Corporate income tax

The income tax charge includes current and deferred tax expenses. For the purposes of the interim condensed consolidated financial statements, consolidated income tax expense is determined by applying the estimated effective tax rate for the full year to the "half-year net income before tax". The estimated effective tax rate for the full-year is determined on the basis of forecasted current and deferred tax expense for the year in the light of full-year earnings projections.

Deferred tax is calculated wherever temporary differences occur between the tax base and the consolidated base of assets and liabilities, using the liability method. Deferred tax is valued using the enacted tax rate at the closing date that will be in force when the temporary differences reverse.

Deferred tax assets and liabilities are netted off at the taxable entity level, when there is a legal right to offset. Deferred tax assets corresponding to temporary differences and tax losses carried forward are recognised when they are considered to be recoverable during their validity period, based on historical and forecast information.

Deferred tax liabilities for taxable temporary differences relating to goodwill are recognised, to the extent they do not arise from the initial recognition of goodwill.

Earnings per share

Basic earnings per share is calculated by dividing the net income (Group share) by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per share is calculated by dividing the net income (Group share), adjusted for the financial cost (net of tax) of dilutive debt instruments, by the weighted average number of ordinary shares outstanding during the period, plus the average number of shares which, according to the share buyback method, would have been outstanding had all the issued dilutive instruments been converted (stock options and convertible debt).

The dilutive impact of each convertible instrument is determined in order to maximise the dilution of basic earnings per share. The dilutive impact of stock options is assessed based on the average price of Atos Origin shares over the period.

8.2.5.3 Financial risk management

The Group's activities expose it to a variety of financial risks including liquidity risk, cash flow interest rate risk, credit risk and currency risk. Financial risk management is carried out by the Global Treasury Department and involves minimising potential adverse effects on the Group's financial performance.

Liquidity risk

Liquidity risk management involves maintaining sufficient cash and marketable securities and the availability of funding through an adequate amount of committed credit facilities. Credit facilities are subject to financial covenants that are carefully followed by the Global Treasury Department.

Cash flow interest rate risk

Cash flow interest rate risk arises mainly from borrowings. The management of exposure to interest rate risk encompasses two types:

- A price risk on fixed-rate financial assets and liabilities. For example, by contracting a fixed-rate liability, the Group is exposed to potential opportunity losses should interest rates fall. A change in interest rates would impact the market value of fixed-rate financial assets and liabilities. However, this loss of opportunity would not impact financial income and expenses as reported in the Consolidated Income Statement and, as such, future net income of the Company up to maturity of these assets and liabilities.
- A cash-flow risk on floating-rate financial assets and liabilities should interest rates increase.

The main objective of managing overall interest rate on the Group's debt is to minimise the cost of debt and to protect the Group against fluctuation in interest rates by swapping to fixed rate a portion of the floating-rate financial debt. Authorised derivative instruments used to hedge the debt are swap contracts entered with leading financial institutions.

Credit risk

The Group has no significant concentrations of credit risk. The client selection process and related credit risk analysis is fully integrated within the global risk assessment project conducted throughout the life cycle of a project. Derivative counterparties and cash transactions are limited to high-credit quality financial institutions.

Currency risk

The Group's financial performance is not materially influenced by fluctuations in exchange rate since a significant portion of the business takes place within the euro zone and costs and revenues are generally denominated in the same currency. The main residual exposures are primarily in UK pounds and US dollars.

The Group has established a policy for managing foreign exchange positions resulting from commercial and financial transactions denominated in currencies different from the local currency of the relevant entity. According to this policy, any material exposure must be hedged as soon as it occurs. In order to hedge its foreign exchange rate exposure, the Group uses a variety of financial instruments, mainly forward contracts and foreign currency swaps.

Price risk

The Group has no material exposure to the price of equity securities, nor is it exposed to commodity price risks.

8.2.5.4 Notes to the half-year condensed consolidated financial statements

Note 1 Change of scope of consolidation

During the first semester of 2006, there has been no new business combination. Two disposals have been recorded beginning of 2006:

- The Group sold its activities located in the Middle-East area. These were mainly Systems Integration activities.
- The Group sold to its Management Nolan, Norton & Co., a specific consulting business in the Netherlands.

The effects of the disposals are the following :

(in EUR million)	Disposals
Reversal of net goodwill	1.9
Selling price	26.2
Profit on disposal	3.2
Cash and cash equivalent disposed	–
To be received in followings years	22.9
Cash-in linked to the disposals of the year	3.3

Note 2 Segment information

Primary reporting format – geographical segments

The Group is organised on a worldwide basis into seven geographical segments. Geographical segments are made of the following countries:

Geographic segments	Countries
▪ France	France
▪ The Netherlands	The Netherlands
▪ United Kingdom	United Kingdom
▪ Germany and Central Europe	Germany, Switzerland, Poland, Austria
▪ Other European countries, Middle-East and Africa	Belgium, Luxembourg, Sweden, Norway, Italy, Spain, Portugal, Andorra, Greece, Turkey, Saudi Arabia, Dubai, Bahrain, Morocco, South Africa
▪ Americas	United States of America, Mexico, Argentina, Brazil, Chile, Peru, Colombia, Venezuela
▪ Asia-Pacific	China, Taiwan, Japan, Malaysia, Singapore, Thailand, Indonesia, India

Inter-segment transfers or transactions are entered into under the normal commercial terms and conditions that would also be available to unrelated third parties.

The geographical primary segment information for the period ended 30 June 2006 is as follows:

(in EUR million)	France	United Kingdom	The Netherlands	Germany and Central Europe	Other EMEA	Americas	Asia-Pacific	Unallocated (1)	Eliminations	Total Group
Income statement										
External revenue by segment	809.1	541.4	518.6	289.2	374.6	98.3	64.7			2,695.8
%	30.0%	20.1%	19.2%	10.7%	13.9%	3.6%	2.4%			100.0%
Inter-segment revenue	23.2	57.8	14.7	7.8	19.6	5.7	15.2	14.9	(158.9)	
Total revenue	832.3	599.2	533.3	296.9	394.2	103.9	79.9	14.9	(158.9)	2,695.8
Operating margin before allocation of corporate costs	**52.7**	**27.4**	**53.6**	**18.5**	**13.4**	**5.0**	**3.7**	**(35.6)**		**138.7**
%	6.5%	5.1%	10.3%	6.4%	3.6%	5.1%	5.7%			5.1%
Allocation of corporate costs	(8.6)	(6.5)	(6.7)	(3.3)	(6.5)	(1.4)	4.7	28.2		
%	-1.1%	-1.2%	-1.3%	-1.2%	-1.7%	-1.4%	7.3%			
Operating margin after allocation of corporate costs	44.1	20.9	46.9	15.2	6.9	3.6	8.4	(7.3)		138.7
%	5.4%	3.9%	9.0%	5.2%	1.9%	3.7%	12.9%			5.1%
Operating income before allocation of corporate costs	**42.0**	**30.1**	**54.9**	**18.2**	**(52.0)***	**5.5**	**3.7**	**(43.8)**		**58.5**
%	5.2%	5.6%	10.6%	6.3%	-13.9%	5.6%	5.7%			2.2%
Profit before tax										53.0
Income tax expense										(35.0)
Net income										18.0

(1) Central structure costs unallocated by service line

(*) Including EUR 60 million impairment charge as detailed in note 10-Goodwill

The geographical primary segment information for the period ended 30 June 2005 was as follows:

(in EUR million)	France	United Kingdom	The Netherlands	Germany and Central Europe	Other EMEA	Americas	Asia-Pacific	Unallocated (1)	Eliminations	Total Group
Income statement										
External revenue by segment	730.8	587.7	508.0	273.3	467.3	92.7	65.3	0.4		2,725.4
%	26.8%	21.6%	18.6%	10.0%	17.1%	3.4%	2.4%			100.0%
Inter-segment revenue	26.1	22.4	18.3	8.1	20.6	5.9	11.3	18.7	(131.4)	
Total revenue	756.9	610.1	526.3	281.3	487.9	98.5	76.6	19.2	(131.4)	2,725.4
Operating margin before allocation of corporate costs	**56.5**	**48.8**	**59.4**	**15.4**	**26.8**	**0.7**	**5.6**	**(30.0)**		**183.1**
%	7.7%	8.3%	11.7%	5.6%	5.7%	0.7%	8.6%	-1.1%		6.7%
Allocation of corporate costs	(7.7)	(6.9)	(6.3)	(3.1)	(6.9)	(1.2)	1.5	30.6		
%	-1.1%	-1.2%	-1.2%	-1.1%	-1.5%	-1.2%	2.3%			
Operating margin after allocation of corporate costs	48.8	41.9	53.1	12.3	19.9	(0.5)	7.1	0.5		183.1
%	6.7%	7.1%	10.5%	4.5%	4.3%	-0.5%	10.9%			6.7%
Operating income before allocation of corporate costs	**52.2**	**47.6**	**33.5**	**16.8**	**12.7**	**(0.3)**	**6.5**	**27.1**		**196.3**
%	7.1%	8.1%	6.6%	6.1%	2.7%	-0.3%	10.0%	1.0%		7.2%
Profit before tax										164.1
Income tax expense										(39.1)
Net income										125.2

(1) Central structure costs unallocated by service line

Secondary reporting format – Information by service line

The secondary segment information for the year ended 30 June 2006 is as follows:

(in EUR million)	Consulting	Systems integration	Managed operations	Unallocated (1)	Total Group
External revenue	206.4	1,130.5	1,358.8		**2,695.8**
Operating margin before allocation of corporate costs	22.8	34.7	116.8	(35.6)	138.7
% margin	11.0%	3.1%	8.6%	-1.3%	**5.1%**

(1) Central structure costs unallocated by service line

The secondary segment information for the period ended 30 June 2005 was as follows:

(in EUR million)	Consulting	Systems integration	Managed operations	Unallocated (1)	Total Group
External revenue	226.8	1,134.3	1,364.3		**2,725.4**
Operating margin before allocation of corporate costs	33.9	65.7	113.6	(30.0)	183.1
% margin	14.9%	5.8%	8.3%	-1.1%	**6.7%**

(1) Central structure costs unallocated by service line

Note 3 Personnel expenses

(In EUR million)	6 months ended 30 June 2006	% revenue	6 months ended 30 June 2005	% revenue	12 months ended 31 December 2005	% revenue
Wages and salaries	(1,159.1)	-43.0%	(1,112.1)	-40.8%	(2,226.1)	-40.8%
Social security charges	(319.5)	-11.8%	(319.0)	-11.7%	(614.8)	-11.3%
Tax, training, profit-sharing	(29.2)	-1.1%	(29.9)	-1.1%	(63.5)	-1.1%
Net charge to provisions for pensions	(2.6)	-0.1%	(6.4)	-0.2%	17.6	0.3%
Total	**(1,510.4)**	**-56.0%**	**(1,467.4)**	**-53.8%**	**(2,886.8)**	**-52.9%**

Note 4 Operating expenses

(In EUR million)	6 months ended 30 June 2006	% revenue	6 months ended 30 June 2005	% revenue	12 months ended 31 December 2005	% revenue
Purchase for selling and royalties	(152.8)	-5.7%	(212.3)	-7.8%	(336.1)	-6.2%
Sub-contracting costs	(283.6)	-10.5%	(297.8)	-10.9%	(599.8)	-11.0%
Premises costs	(115.2)	-4.3%	(97.2)	-3.6%	(210.8)	-3.9%
Means of production	(208.5)	-7.7%	(197.2)	-7.2%	(434.8)	-7.9%
Telecommunications	(58.3)	-2.2%	(43.1)	-1.6%	(106.2)	-1.9%
Travelling expenses	(61.3)	-2.3%	(61.3)	-2.2%	(123.8)	-2.3%
Taxes, other than corporate income tax	(14.5)	-0.5%	(13.1)	-0.5%	(23.3)	-0.4%
Other operating expenses	(73.8)	-2.7%	(125.5)	-4.6%	(220.7)	-4.0%
Sub-total expenses	**(968.0)**	**-35.9%**	**(1,047.6)**	**-38.4%**	**(2,055.4)**	**-37.6%**
Depreciation of fixed assets	(87.8)	-3.3%	(62.3)	-2.3%	(153.0)	-2.8%
Net depreciation of current assets	0.5	0.0%	3.2	0.1%	7.2	0.1%
Net charge to provisions	8.6	0.3%	31.8	1.2%	42.1	0.8%
Sub-total depreciation and provisions	**(78.7)**	**-2.9%**	**(27.3)**	**-1.0%**	**(103.7)**	**-1.9%**
Total	**(1,046.7)**	**-38.8%**	**(1,074.9)**	**-39.4%**	**(2,159.1)**	**-39.5%**

Note 5 Other operating income and expenses

(In EUR million)	6 months ended 30 June 2006	6 months ended 30 June 2005	12 months ended 31 December 2005
Restructuring and rationalization	(7.8)	(36.1)	(56.5)
Net profit /(charge) relating to major litigations	(12.1)	(2.7)	3.6
Release of opening balance sheet provisions no longer needed	6.4	16.5	45.8
Capital gains and losses on disposal of assets	(1.0)	51.8	40.2
Impairment losses on long-term assets	(60.0)	(9.4)	(44.5)
Stock options	(5.7)	(6.9)	(13.9)
Total	**(80.2)**	**13.1**	**(25.2)**

The 2006 restructuring and rationalization expense is lower than 2005 as the Sema acquisition restructuring programs are almost entirely done.

The net charge relating to major litigations corresponds to extra-ordinary settlement and litigations with third parties, essentially in France and in the United Kingdom.

The release of opening balance sheet provisions no longer needed mainly relates to positive settlement on tax related exposures.

On 29 March 2006, the Group announced a stock option plan with an exercise price of EUR 59.99 under which 1,147,990 options were issued. The corresponding charge for the period is EUR 2.8 million out of a total charge of EUR 5.7 million over the period.

The EUR 60.0 million impairment losses on long-term assets result from a review of the fair value of long-term assets as detailed in note 10- Goodwill.

Note 6 Net financial income

Net cost of financial debt

(In EUR million)	6 months ended 30 June 2006	6 months ended 30 June 2005	12 months ended 31 December 2005
Net Interest expenses	**(11.3)**	**(15.0)**	**(22.8)**
Gain /(loss) on disposal of cash equivalents	2.4	2.0	3.6
Gain/(loss) on interest rate hedges of financial debt	(2.2)	(2.6)	(5.5)
Net cost of financial debt	**(11.1)**	**(15.6)**	**(24.7)**

The average net debt during the first half-year 2006 was EUR 339.4 million, with an average net cost of financial debt amounting 5.3% before interests swaps and to 6.5% after interests swaps.

Other financial income and expenses

(In EUR million)	6 months ended 30 June 2006	6 months ended 30 June 2005	12 months ended 31 December 2005
Foreign exchange income and hedge-related	1.0	1.7	6.4
Other financial income	5.0		
Financial income	**6.0**	**1.7**	**6.4**
Discounting financial expenses	(0.3)	(2.0)	(3.3)
Other financial expenses		(16.3)	(12.5)
Financial expenses	**(0.3)**	**(18.3)**	**(15.8)**
Other financial income and expenses	**5.7**	**(16.6)**	**(9.4)**

The EUR 5 million of Other financial income mainly relates to pensions, and represents the positive difference between the interests cost and the expected return on plan assets compared with a negative difference of EUR 0.2 million for the first half-year 2005.

The 2005 other financial expenses were strongly impacted by the depreciation of a non-current financial asset and by the impairment of the unamortised residual cost of the previous syndicated loan.

Note 7 Tax Charge

Current and deferred taxes

(In EUR million)	6 months ended 30 June 2006	6 months ended 30 June 2005	12 months ended 31 December 2005
Current taxes	(29.9)	(17.9)	(47.6)
Deferred taxes	(5.1)	(21.2)	(60.5)
Total	**(35.0)**	**(39.1)**	**(108.1)**

Effective tax rate

The difference between the French standard rate of tax and the effective rate is as follows :

(In EUR million)	6 months ended 30 June 2006	6 months ended 30 June 2005	12 months ended 31 December 2005
Net income before tax	53.1	164.1	353.7
French standard rate of tax	34.4%	34.9%	34.9%
Theoretical tax charge at French standard rate	(18.3)	(57.3)	(123.6)
Impact of permanent differences	(19.3)	8.3	(20.5)
Differences in foreign tax rates	9.1	8.4	26.0
Impact of unrecognized tax assets	1.6	(8.4)	19.4
Other	(8.1)	9.9	(9.4)
Group tax charge	**(35.0)**	**(39.1)**	**(108.1)**
Effective tax rate	**65.9%**	**23.8%**	**30.6%**
Effective tax rate before goodwill impairment	**31.0%**	**22.5%**	**27.1%**

The effective tax rate for the first half of 2006 is 65.9 %. Adjusted for Goodwill impairment (EUR 60.0 million), the effective tax rate for the group is 31.0%. This rate corresponds to the estimated effective tax rate for the year in accordance with IAS 34 on interim financial reporting.

Note 8 Minority interests

(In EUR million)	31 December 2005	Income Statement	Others	30 June 2006
AEMS	142.7	5.5	(0.7)	147.5
AWP GmbH	4.2	0.5	-	4.7
Others	6.3	1.6	(2.0)	5.9
Total	**153.2**	**7.6**	**(2.7)**	**158.1**

Note 9 Earnings per share

The dilutive instruments are composed of stock options which do not generate any restatement on the net income used for the diluted earnings per share calculation.

Basic and diluted earnings per share are reconciled as follows :

	6 months ended 30 June 2006	6 months ended 30 June 2005	12 months ended 31 December 2005
Net income - Group share [a]	**10.4**	**121.3**	**235.4**
Weighted average number of shares outstanding [b]	67,424,238	67,051,174	67,169,757
Impact of dilutive instruments [c]	598,489	596,106	466,857
Diluted weighted average number of shares [d]=[c]+[b]	68,022,727	67,647,280	67,636,614
Earnings per share in EUR [a]/[b]	**0.15**	**1.81**	**3.50**
Diluted earnings per share in EUR [a]/[d]	0.15	1.79	3.48

The total average number of stock options not exercised on first half of 2006 amounted to 6,639,482 shares, out of which only 598,489 have a dilutive effect on the earning per share.

Note 10 Goodwill

(In EUR million)	31 December 2005	Acquisition/ depreciation	Disposals	Others	Exchange rate fluctuations	30 June 2006
Gross value	2,218.4	0.1	(1.9)	(1.5)	(16.7)	2,198.4
Impairment loss	(46.0)	(60.0)			0.2	(105.8)
Carrying amount	**2,172.4**	**(59.9)**	**(1.9)**	**(1.5)**	**(16.5)**	**2,092.6**

Goodwill is allocated to the Group's cash generating units (CGUs) by geographical segment.
The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial business plans approved by management, covering a three-year period.

The difficult market conditions led to an update of the impairment test at Group level based on lower long term growth assumptions and higher discount rates. It led to a EUR 60 million impairment charge, fully attributable to Italy, where profitability is below the Group average and is deteriorating due to the tough Italian environment. The remaining goodwill for Italy amounts to EUR 10.4 million as of 30 June 2006.

The discount rate used for the Italian test was 9.6% corresponding to a pre-tax discount rate of 17.6% compared to respectively 8.6% and 12.4% in 2005.

Note 11 Trade accounts and notes receivable

(In EUR million)	30 June 2006	31 December 2005
Gross value	1,588.7	1,596.9
Provision for doubtful debts	(31.1)	(33.9)
Net asset value	**1,557.6**	**1,563.0**
Prepayments	(23.3)	(23.9)
Deferred income and amounts due to customers	(267.1)	(342.5)
Net accounts receivable	1,267.2	1,196.6
Number of days' sales outstanding	**69**	**63**

Note 12 Cash and cash equivalent

(In EUR million)	30 June 2006	31 December 2005
Cash in hand and short term bank deposit	262.0	530.8
Money market funds	8.9	2.7
Total	**270.9**	**533.5**

Depending on market conditions and short-term cash flow expectation, Atos Origin may from time to time invest in Money Market Funds for a maturity not exceeding three months.

Note 13 Pension

The net total amount recognised in the balance sheet in Group accounts in respect of pension plans and assimilated benefits is EUR 483.2 million.

Group commitments are located predominantly in the United Kingdom (56% of Group total obligations), in the Netherlands (35%), and in Germany (4%).

The measurement of the related liabilities is highly sensitive to long term interest rates, on which the discount rate to be used under IAS 19 is based. Reference discount rates used end of 2005 were historically very low (4.75% in the United Kingdom and 4% in the Eurozone), and have significantly increased during the first half 2006 to 5.25% in the United Kingdom and 4.8% in the Eurozone.

To better reflect this significant market evolution in its June accounts, the Group has elected to request interim actuarial updates of the measurement of the pension liabilities, and related assets, of its main pension plans. As a consequence, unrecognised actuarial losses of EUR 150.8 million as at 31 December 2005 have been more than compensated by net actuarial gains generated trough the update of discount rates and fair value of assets. The net resulting position as at 30 June 2006 is an unrecognised gain of EUR 68.5 million.

(In EUR million)	30 June 2006	31 December 2005
Amounts recognised in financial statements consist of :		
Prepaid pension asset - Post employment plans	7.7	5.5
Accrued liability - Post employment plans	(465.6)	(462.8)
Accrued liability - Other long term benefits	(25.3)	(26.4)
Net amount recognised – Total	**(483.2)**	**(483.7)**
Reconciliation of prepaid (accrued) Benefit cost		
Funded Status - post employment plans	(397.1)	(616.1)
Funded Status - other long term benefit plans	(25.3)	(26.4)
Unrecognised Actuarial (Gain) Loss	(68.5)	150.8
Unrecognised Past Service Cost	8.4	8.5
Any other amount not recognised (asset ceiling limitation, ...)	(0.7)	(0.5)
Prepaid (Accrued) Pension Cost	**(483.2)**	**(483.7)**
Of which non-current financial assets	*7.7*	*5.5*
Reconciliation of net amount recognised		
Net amount recognised at beginning of year	**(483.7)**	**(522.2)**
Net periodic pension cost – Post employment plans	(40.1)	(31.9)
Benefits paid by employer - Post employment plans	5.4	7.0
Employer contributions for - Post employment plans	31.3	61.8
Business combinations / disposals	-	8.6
Other (other long term benefit, exchange rate)	3.9	(7.0)
Net amount recognised at end of year	**(483.2)**	**(483.7)**

Note 14 Provisions

(In EUR million)	31 December 2005	Charge	Release used	Release unused	Other (a)	30 June 2006	Current	Non Current
Reorganization	30.7	14.2	(26.5)	(0.4)	(0.2)	17.8	17.8	
Rationalization	44.2	1.0	(5.0)	(0.4)	(1.7)	38.1	12.5	25.6
Project commitments	65.8	3.0	(9.5)	(2.2)	(0.8)	56.3	56.3	
Litigation and contingencies	111.6	10.7	(3.0)	(11.1)	(2.1)	106.1		106.1
Total provisions	**252.4**	**28.9**	**(44.0)**	**(14.1)**	**(4.9)**	**218.3**	**86.6**	**131.7**

(a) Other movements mainly consist of the translation adjustment resulting from the translation of the provisions of the entities outside the Euro zone.

Movements on the provisions impact the income statement aggregates as follows :

(In EUR million)	Charge	Release Unused	Sub-total	Release Used
Operating margin	(15.5)	6.2	(9,3)	16.2
Other operating items	(12.8)	7.6	(5,2)	27.7
Financial result	(0.6)	0.3	(0,3)	0.1
Total Income Statement impact	**(28.9)**	**14.1**	**(14,8)**	**44.0**

(b) « unused » means without costs in counterpart in the income statement and without cash outflow in the cash flow statement.
(c) « used » means consumed in the period with costs in counterpart in the income statement and with cash outflow in the cash flow statement.

Note 15 Borrowings

(In EUR million)	30 June 2006			31 December 2005		
	Current	Non-Current	Total	Current	Non-Current	Total
Finance leases	(26.2)	(24.7)	(50.9)	(27.1)	(32.8)	(59.9)
Bank loans	(6.1)	(364.0)	(370.1)	(5.6)	(450.5)	(456.1)
Securitization	(144.2)	-	(144.2)	(140.7)	-	(140.7)
Other borrowings	(12.0)	(19.6)	(31.6)	(28.0)	(22.8)	(50.8)
Total borrowings	**(188.5)**	**(408.3)**	**(596.8)**	**(201.4)**	**(506.2)**	**(707.6)**

Tangible assets held under finance leases had a net carrying value of EUR 51.2 million.

Non-current borrowings maturity

(In EUR million)	1 to 2 year	2 to 3 year	3 to 4 year	4 to 5 year	Over 5 years	Total
Finance leases	(15.2)	(7.2)	(1.6)	(0.7)	(0.0)	(24.7)
Bank loans	(0.7)	(0.6)	(0.2)	(360.5)	(2.0)	(364.0)
Other borrowings	(3.7)	(5.5)	(3.8)	(6.6)	(0.0)	(19.6)
As at 30 June 2006 long -term debt	**(19.6)**	**(13.3)**	**(5.6)**	**(367.8)**	**(2.0)**	**(408.3)**
As at 31 December 2005 long-term debt	(29.7)	(18.0)	(11.2)	(446.5)	(0.8)	(506.2)

Change in net debt over the period

(In EUR million)	Notes (*)	6 months ended 30 June 2006	6 months ended 30 June 2005
Opening net debt		**(180.5)**	**(491.6)**
New borrowings	-n	(251.1)	(791.9)
Repayment of long and medium-term borrowings	-o	363.0	940.8
Increase /(decrease) in cash and cash equivalents	q	(252.1)	(211.9)
Short-term financial receivables			163.0
Long and medium-term debt of companies purchased during the period	r		(1.5)
Long and medium-term debt of companies sold during the period	s		0.3
Impact of exchange rate fluctuations on net long and medium-term debt	t	(10.8)	27.3
Other changes (**)	u	5.6	2.0
Closing net debt		**(325.9)**	**(363.5)**

(*) For reconciliation to the consolidated cash flow statement and the cash flow by activity below

(**) Other changes include profit sharing amounts payable to French employees transferred to debt, IAS 32/39 impact and new finance lease over the period.

Cash flow by activity over the period

(In EUR million)	Notes (*)	6 months ended 30 June 2006	6 months ended 30 June 2005
Cash from operating activities	a	188.9	157.2
Income tax paid	b	(9.1)	1.2
Change in working capital requirement	c	(197.2)	(105.7)
Net cash from operating activities		**(17.4)**	**52.7**
Purchase of tangible and intangible assets	d	(95.5)	(81.0)
Proceeds from disposals of tangible and intangible assets	e	1.2	0.6
Net cash from operations		**(111.7)**	**(27.7)**
Other changes	j+k+l+m+p+t+u	(25.2)	14.9
Net cash before financial investments		**(136.9)**	**(12.6)**
Financial Investments	f+g+r	(15.4)	(17.4)
Proceeds from disposals of financial investments	h+i+s	6.9	158.2
Net financial investments		**(8.5)**	**140.8**
Net cash flow		**(145.5)**	**128.1**
Opening net debt		**(180.5)**	**(491.6)**
Closing net debt		**(325.9)**	**(363.5)**

(*) For reconciliation to the consolidated cash flow statement

Note 16 Fair value and characteristics of financial instruments

	30 June 2006		31 December 2005	
(In EUR million)	**Assets**	**Liabilities**	**Assets**	**Liabilities**
Forward foreign exchange contracts	1.1	(2.3)	0.9	(6.2)
Interest rate swaps		(3.1)		(6.4)
Analysed as:				
Non-current		(3.1)		(6.4)
Current	1.1	(2.3)	0.9	(6.2)

Breakdown of the designation of the instruments per currency is as follows :

	30 June 2006		31 December 2005	
Instruments	**Fair Value**	**Notional**	**Fair Value**	**Notional**
Cash Flow Hedge				
Interest rate				
Swaps	(3.1)	413.0	(6.4)	273.0
Foreign exchange				
Forward contracts USD	(0.7)	17.8	0.6	21.5
Fair Value Hedge – Trading				
Foreign exchange				
Forward contract USD	(0.6)	34.7	(6.1)	94.3
Forward contract SEK			0.2	126.0
Forward contract GBP	0.1	1.7	(0.1)	3.7

The total EUR 413 million notional interest swaps include nine interest swaps starting on 30 June 2006 for a total amount of EUR 150 million, temporarily overlapping 5 existing interest swaps amounting to EUR 163 million which expired on 29 August 2006.

Note 17 Trade accounts and notes payable

(In EUR million)	30 June 2006	31 December 2005
Trade payables	584.0	579.6
Amounts payable on tangible assets	11.2	7.6
Total	**595.2**	**587.2**

Note 18 Other current liabilities

(In EUR million)	30 June 2006	31 December 2005
Advances and down payments received on client orders	23.3	23.9
Employee-related liabilities	263.7	305.6
Social security and other employee welfare liabilities	186.4	206.9
VAT payable	157.0	186.4
Deferred income	201.5	225.5
Other operating liabilities	101.9	162.6
Total	**933.8**	**1,110.9**

Note 19 Off-balance-sheet commitments

Contractual commitments

In EUR million		**Maturing**			
	30 June 2006	**Up to 1 year**	**1 to 5 years**	**Over 5 years**	**31 Dec. 2005**
Long-term borrowings (> 5 years)	370.0	6.1	362.0	1.9	456.1
Finance leases	50.9	26.2	24.7	0.0	59.9
Recorded on the balance sheet	**420.9**	**32.3**	**386.7**	**1.9**	**516.0**
Operating leases: land, buildings, fittings	576.7	107.3	360.7	108.7	587.3
Operating leases : IT equipment	127.5	53.9	73.6	0.0	146.0
Operating leases: other fixed assets	118.5	29.1	89.4	0.0	114.9
Non-cancellable purchase obligations (>5 years)	19.6	13.1	6.4	0.1	28.4
Commitments	**842.3**	**203.4**	**530.1**	**108.8**	**876.6**
Total	**1,263.2**	**235.7**	**916.8**	**110.7**	**1,392.6**

Commercial commitments

(In EUR million)	30 June 2006	31 December 2005
Performance guarantees	669.8	661.3
Bank guarantees	120.3	114.9
Pledges	1.0	1.3
Total	**791.1**	**777.5**

Note 20 Subsequent events

Acquisition of Banksys and BCC

Atos Origin, Banksys and Bank Card Company (BCC), as well as the four major shareholders of Banksys and BCC (Dexia, Fortis, ING, KBC), have announced the agreement of the acquisition of Banksys and BCC by Atos Origin. This new partnership will allow Banksys and BCC to play a key role in the current international market and it will allow the Group to become a European leader in payment services. The agreement was signed on Wednesday 19 July 2006 and the acquisition is expected to be finalized by the end of 2006, subject to approval by the European Competition Authorities.

The 2 companies have combined unaudited 2005 revenues of approximately EUR 300 million (under Belgium Gaap) and employ 1,100 people.

Announcement of the Italian restructuring programme

Despite good new business wins this year, the Italian market is getting more and more difficult and profitability is deteriorating. As a result, the Group has taken the decision to implement a significant restructuring programme in the country to reduce the number of management layers, re-profile the skills portfolio and replace sub-contractors by employees. The programme will be completed by the fourth quarter and the costs will be taken in the second half.

9 SUPERVISORY BOARD

Followings the ratification of the appointment of Vernon Sankey during the Annual Shareholders' Meeting on 23 May 2006, the Supervisory Board is now composed of the following members :

Name	Function	Date of appointment	Committee member	Term of offices (3)	Number of shares held (4)
Didier Cherpitel (1)	Chairman	2004	(a),(b),(c),(d)	2009	1,000
Dominique Bazy (1)	Member	1997	(a)	2009	20
Diethart Breipohl (1) (2)	Member	2004		2009	10
Philippe Germond (1)	Member	2003	(b),(c)	2009	50
Jan P. Oosterveld (2)	Member	2004	(b),(c),(d)	2007	10
Vernon Sankey (1) (2)	Member	2005		2007	500
Michel Soublin (1)	Member	2004	(a)	2007	500
Jean-François Theodore	Member	2000	(b),(d)	2009	10

1) Independent director
2) Foreign (non-French) national
3) Annual General Meeting to approve the fiscal year financial statements
4) Each member of the Supervisory Board must hold at least ten shares

(a) Audit Committee
(b) Investment Committee
(c) Remuneration Committee
(d) Nomination Committee

10 COMMON STOCK EVOLUTION AND SHARE PERFORMANCE

Atos Origin shares are traded on the Paris Eurolist Market under Euroclear code 5173 ISIN FR0000051732. They were first listed in Paris in 1995. The shares are not listed on any other stock exchange and Atos Origin SA is the only listed company in the Group.

10.1 TRADING OF SHARES (EURONEXT)

Number of shares traded	: 67,539,132
Sector classification	: Information Technology
Main index	: CAC AllShares
Other indices	: CAC IT, CAC IT20, CAC Next20, Euronext 100, SBF120
Market	: Eurolist segment A
Trading place	: Euronext Paris (France)
Tickers	: ATO (Euronext)
Code ISIN	: FR0000051732
Payability PEA / SRD	: Yes / Yes

10.2 COMMON STOCK

10.2.1 Common stock at 30 June 2006

At 30 June 2006, the Company's issued common stock amounted to EUR 67.5 million, comprising 67,539,132 fully paid-up shares of EUR 1 par value each. Changes in the total number of issued shares of the Company during the half-year come all from exercise of 175,667 stock subscription options.

Transactions	Number of shares issued	Common stock (in EUR million)	Additional paid-in capital (in EUR million)	Total (in EUR million)
At 31 December 2005	**67,363,465**	**67.4**	**1 252.8**	**1 320.2**
Shares issued at 31 March 2006	144,022	0.1	5.3	5.4
Shares issued at 30 June 2006	31,645	0.0	0.9	1.0
Through exercise of stock options	175,667	0.2	6.2	6.4
At 30 June 2006	**67,539,132**	**67.5**	**1 259.0**	**1 326.5**

10.2.2 Share ownership structure

Main shareholders

There was no major change in share ownership during the first half of 2006. The free-float of the Company's shares is almost 100% today.

Disclosure of interests

The Company has not been advised of any share movement in the first half of 2006.

10.2.3 Potential common stock

During the period, 1,147,990 new stock subscription options were granted to employees (of which 230,000 options were issued to the six members of the Management Board), at a share price of EUR 59.99.

This allotment is part of the 2006 annual grant to 1,248 Atos Origin employees in relation with the amount not utilized of the 8th resolution of the shareholders meeting held on 4 June 2004.

This grant corresponds to 1.70% of actual common stock. This allocation is in line with the recommendation of the Remuneration Committee meeting held on March 2005 to grant annually 1.75% of the common stock, with no more than 20% of such options being granted to the Management Board.

Number of stock subscription options at 31 December 2005	**6,145,432**
Stock subscription options granted in H1 2006	1,147,990
Stock subscription options exercised in H1 2006	-175,667
Stock subscription options forfeited in H1 2006	-20,140
Stock subscription options expired in H1 2006	-474,000
Number of Stock subscription options at 30 June 2006	**6,623,615**

A total of 494,140 stock subscription options were cancelled and 175,667 were exercised during the six months.

Based on 67,539,132 shares in issue, the common stock of the Company could be increased by 6,623,615 new shares, representing 8.9% of the common stock after dilution. This can occur only through the exercise of stock subscription options granted to employees.

In shares	30 June 2006	31 Dec. 2005	Change	% dilution	EUR million
Number of shares outstanding	**67,539,132**	**67,363,465**	**175,667**		
Stock subscription options	6,623,615	5,671,432	952,183	8.9%	402.6
Stock subscription warrants		474,000	-474,000		
Total Employees	**6,623,615**	**6,145,432**	**478,183**	**8.9%**	**402.6**
Total potential common stock	**74,162,747**	**73,508,897**	**653,850**		

The exercise of all the options and warrants would have the effect of increasing total shareholders' equity by EUR 403 million and common stock by EUR 6.6 million.

Nevertheless, 28% of stock subscription options granted to employees have an exercise price that exceeds the stock market price at 30 June 2006 (EUR 51.15), and 11% that exceeds the stock market price at 31 August 2006 (EUR 40.99)

Unused authorizations to issue shares and share equivalents

Having regard to resolutions voted during the Annual Shareholders Meeting on 23 May 2006, the unused authorizations to issue shares and share equivalents are the following :

Authorization (in EUR)	Amount authorized Par value	Amount utilized Par value	Amount not utilized Par value	Authorization expiry date
EGM 04/06/2004 8th resolution Stock subscription options	8,500,000	1,144,780 in 2005 1,147,990 in 2006	6,207,230	04/08/2007
Sub-total stock options			**6,207,230**	
EGM 03/06/2005 13th resolution Common stock increase with preferential subscription rights	22,400,000		22,400,000	03/08/2007
EGM 03/06/2005 15th resolution Common stock increase in payment for contributions in kind	6,716,075		6,716,075	03/08/2007
EGM 23/05/2006 *11th resolution* *Common stock increase without preferential* *subscription rights (in deduction of the 22.4 million authorization)*	*6,716,075*		*6,716,075*	*23/07/2008*
EGM 23/05/2006 14th / 15th resolutions Common stock increase reserved for employees (in connection or not with an employee savings plan)	6,750,748		6,750,748	23/07/2008 23/11/2007
Sub-total common stock			**35,866,823**	
Total			**42,074,053**	

The potential authorization to issue shares of 42 million of shares represents 62% of current issued common stock.

The following authorisation to cancel shares corresponds to 10% of the current issued common stock.

Authorisation (in EUR)	Amount authorised Par value	Amount utilised Par value	Amount not utilised Par value	Authorisation expiry date
EGM 23/05/2006 6th resolution Share cancellation	6,750,749		6,750,749	23/11/2007
Common stock			**6,750,749**	

10.3 DIVIDENDS

The AGM on 23 May 2006 approved the recommendation of the Supervisory Board not to pay a dividend this year. The Company has not paid any dividends in the last five years. The Group's current policy is to reinvest all net profits generated, in order to maximize capital growth over the medium-long term. This policy is reviewed at regular intervals.

10.4 SHARE TRADING PERFORMANCE

10.4.1 Monthly and quarterly trading volumes

Based on a closing share price of EUR 51.15 at the end of June 2006 and 67,539,132 shares in issue, the market capitalization of the Group at 30 June 2006 was EUR 3.5 billion.

Source : Euronext	High	Low (in EUR per share)	Closing	Weighted average price	Trading Volume (in thousands of shares)	Trading Volume (in EUR thousands)
2006						
January	64.4	55.8	61.0	60.2	12,100	728,341
February	62.5	58.1	58.5	60.7	7,302	442,974
March	62.2	56.3	61.2	60.0	9,443	566,783
1st Quarter					**28,845**	**1,738,098**
April	65.2	57.2	59.5	61.4	8,657	531,629
May	59.9	51.7	53.7	56.0	9,631	538,977
June	55.9	49.2	51.2	51.9	9,366	486,039
2nd Quarter					**27,654**	**1,556,645**
% of capital traded during the period : 84%					**56,500**	**3,294,742**

The daily average number of shares traded during the first 6 months of 2006 was 445,000, an increase of 15% compared with the first six months last year. The monthly average trading volume during the first 6 months of 2006 was EUR 549 million, an increase of 31% compared with the first six months last year.

10.4.2 Post closing event

On 18 July 2006, the Group informed its shareholders that it was lowering its 2006 revenue growth objective to 3% and that the market consensus for the operating margin at 7.8% was too high, due to delays in new business and new estimate of costs to complete on a few contracts in the United Kingdom. As expected, the market reacted strongly to this announcement resulting in a -18% decline in Atos Origin share price from EUR 44.31 (17 July) to EUR 36.31 (18 July).

11 SHAREHOLDER RELATIONS

11.1 COMMUNICATION

The Company aims to provide regular and clear information to all its shareholders, whether private individuals or institutions. We ensure the uniformity and transparency of information through the distribution of formal financial documents, the Company's web site and personal meetings.

11.2 CONTACTS

Institutional investors, financial analysts and individual shareholders may obtain information from:

Virginia Jeanson
Tel. : + 33 (0) 1 55 91 26 32
E-mail : virginia.jeanson@atosorigin.com

Bertrand Labonde
Tel. : + 33 (0) 1 55 91 24 45
E-mail : bertrand.labonde@atosorigin.com

Or by sending requests for information to investors@atosorigin.com

11.3 SHAREHOLDER DOCUMENTATION

In addition to the Half-Year Report, which is published in English and French, the following information is available to shareholders:

An annual report
Quarterly revenue and trading update announcements
The Company's informational website at www.atosorigin.com
Regular press releases, available through the web site or via the AMF database

Legal documents relating to the Company bylaws, minutes of Shareholder Meetings, Auditors' reports, etc. may be viewed at the Company's registered office (Legal Department) by prior appointment.

11.4 REGISTRAR

The Company's share registrar and paying agent is Société Générale.

11.5 FINANCIAL CALENDAR

2006 Calendar	
▪ Tuesday, 31 October 2006	▪ Third quarter revenue for 2006
▪ Wednesday, 31 January 2007	▪ Fourth quarter revenue for 2006
▪ Wednesday, 28 February 2007	▪ Full year results for 2006
▪ Tuesday, 23 May 2007	▪ Annual General Meeting

12 PERSONS RESPONSIBLE FOR THE DOCUMENT AND THE AUDIT OF THE FINANCIAL STATEMENTS

12.1 PERSON RESPONSIBLE FOR THE DOCUMENT

Bernard Bourigeaud
Chairman of the Management Board

12.2 PERSON RESPONSIBLE FOR THE ACCURACY OF THE DOCUMENT

To the best of our knowledge, the information presented in this reference document fairly reflects the current situation and includes all information required by investors to assess the net asset position, activities, financial solvency, results and future prospects of the Company. We confirm that no information likely to have a material impact on the interpretation of these documents has been omitted.

Bernard Bourigeaud
Chairman of the Management Board

12.3 PERSONS RESPONSIBLE FOR THE AUDIT OF THE FINANCIAL STATEMENTS

Statutory Auditors	Deputy Auditors
Grant Thornton Daniel Kurkdjian and Vincent Papazian	Cabinet IGEC, 3, rue Léon Jost, 75017 Paris
Appointed on: 30 May 2002 for a term of 6 years Term of office expires: at the end of the AGM held to adopt the 2007 financial statements	Appointed on: 30 May 2002 for a term of 6 years Term of office expires: at the end of the AGM held to adopt the 2007 financial statements
Deloitte & Associés Jean-Paul Picard and Jean-Marc Lumet	Cabinet B.E.A.S., 7/9, Villa Houssay 92200 Neuilly-sur-Seine
Appointed on: 23 May 2006 for a term of 6 years Term of office expires: at the end of the AGM held to adopt the 2011 financial statements	Appointed on: 23 May 2006 for a term of 6 years Term of office expires: at the end of the AGM held to adopt the 2011 financial statements

13 GLOSSARY – DEFINITIONS

Financial terms and Key Performance Indicators

- Current and non-current
- DSO
- EBITDA
- EPS
- Gearing
- Gross margin – Direct costs
- Indirect costs
- Interest cover ratio
- Leverage ratio
- Net debt
- Normalised EPS
- Normalised net income
- OMDA
- Operating income
- Operating margin
- Operational Capital Employed
- ROCE (Return Of Capital Employed)

Business Key Performance Indicators

- Attrition rate
- Backlog / Order cover
- Book-to-bill
- Direct and indirect staff
- External revenue
- Full Time Equivalent (FTE)
- Legal staff
- Order entry / bookings
- Organic revenue growth
- Permanent and temporary staff
- Pipeline
- Ratio S
- Subcontractors and interims
- TCV (Total Contract Value)
- Turnover
- Utilisation rate and non-utilisation rate

Business terms

- BPO
- CMM
- CRM
- ERP
- LAN
- MMS
- SCM
- WAN

Market terms

- Consensus
- Dilutive instruments
- Dividends
- Enterprise Value (EV)
- Free float
- Free float capitalisation
- Market capitalisation
- PEG (Price Earnings Growth)
- PER (Price Earnings Ratio)
- Volatility

13.1 FINANCIAL TERMS AND KEY PERFORMANCE INDICATORS USED IN THIS DOCUMENT

Operating margin. Operating margin comprises operating income before stock option charges, capital gains or losses on the disposal of assets, reorganisation and rationalisation costs, impairment losses on long-term assets, net charge to provisions for major litigations and the release of opening balance sheet provisions no longer needed.

Operating income. Operating income comprises net income before deferred and income taxes, net financial expenses, share of net income from associates and the results of discontinued operations.

EBITDA (Earnings before Interest, Tax, Depreciation and Amortisation). For Atos Origin, EBITDA is based on Operating margin less non-cash items and is referred to as **OMDA** (Operating Margin before Depreciation and Amortisation)

OMDA (Operating Margin before Depreciation and Amortisation) is calculated as follows:

Operating margin
- Less - Depreciation of fixed assets (as disclosed in the "Financial Report")
- Less - Operating net charge of provisions (composed of net charge of provisions for current assets and net charge of provisions for contingencies and losses, both disclosed in the "Financial Report")
- Less - Net charge of provisions for pensions (as disclosed in the "Financial Report")

Gross margin and **Indirect costs.** Gross margin is composed of revenues less the direct costs of goods sold. Direct costs relate to the generation of products and/or services delivered to customers, while indirect costs include all costs related to indirect staff (defined hereafter), which are not directly linked to the realisation of the revenue. The operating margin comprises gross margin less indirect costs.

Normalised net income. Net income (Group share) before unusual, abnormal and infrequent items, net of tax.

EPS (earnings per share). Basic EPS is the net income divided by the weighted-average number of common shares outstanding during the period. Diluted EPS is the net income divided by the diluted weighted-average number of common shares for the period (number of shares outstanding + dilutive instruments with dilutive effect). **Normalised EPS** is based on normalised net income.

Operational capital employed. Operational capital employed comprises net fixed assets and net working capital, but excludes goodwill and net assets held for sale.

Current and non-current assets or liabilities. A current and non-current distinction is made between assets and liabilities on the balance sheet. Atos Origin has classified as current assets and liabilities those that Atos Origin expects to realise, use or settle during its normal cycle of operations, which can extend beyond 12 months following the period-end. Current assets and liabilities, excluding the current portion of borrowings and financial receivables, represent the Group's working capital requirement.

Net debt. Net debt comprises total borrowings (bonds, finance leases, short and long-term bank loans, securitisation and other borrowings), short-term financial assets and liabilities bearing interest with a maturity of less than 12 months, less cash and cash equivalents (transferable securities, cash at bank and in hand).

DSO (Days' sales outstanding). DSO is the amount of trade accounts receivables (including work in progress) expressed in days' revenue (on a last-in, first-out basis). The number of days is calculated in accordance with the Gregorian calendar.

Gearing. The proportion, expressed as a percentage, of net debt to total shareholders' equity (Group share and minority interests).

Interest cover ratio. Operating margin divided by the net cost of financial debt, expressed as a multiple.

Leverage ratio. Net debt divided by OMDA.

ROCE (return on capital employed). ROCE is net income (Group share), before the net cost of financial debt (net of tax) and the depreciation of goodwill, divided by capital employed.

13.2 MARKET TERMS

Consensus. Opinion that emerges from the financial community, in which financial analysts play a prominent role. Consensus can relate to earnings outlook (individual stock consensus) or to a group of companies in the same sector (market consensus).

Dilutive instruments. Financial instruments such as bonds, warrants, stock subscription options, free shares, which could be converted into shares and have therefore a potential dilutive impact on common stock.

Dividends. Cash or stock payments from a company's profits that are distributed to stockholders.

Free float. Free float is the proportion of a Company's share capital that is regularly traded on the stock exchange. It excludes shares in the six categories listed below (source Euronext):

- *Shares held by Group companies*
  Shares of the listed company held by companies that it controls within the meaning of Article 233/3 of the French Commercial Code.
- *Shares held by founders*
  Shares held directly or indirectly by the founders (individuals or family group) when these founders have managerial or supervisory influence (management positions, control by voting rights, influence that is a matter of public knowledge, etc.).
- *Shares held by the State*
  Interests held directly by the State, or by public sector or other companies which are themselves controlled by the State.
- *Shares within the scope of a shareholders agreement*
  Shares subject to a shareholders' agreement within the meaning of Article 233/10 and 11 of the French Commercial Code, and other than those held by founders or the State.
- *Controlling interest*
  Shares held by juridical persons (other than founders or the State) exercising control within the meaning of article 233/3 of the French Commercial Code.
- *Interests considered stable*
  Interests exceeding 5%, which have not declined by one percentage point or more, excluding the impact of dilution, in the three preceding years. This category also includes shareholders that, in addition to or in association with the link represented by share ownership, have recently entered into significant industrial or strategic agreements with the Company.

Free-float capitalisation. The share price of a company multiplied by the number of free-float shares as defined above.

Market capitalisation The share price of a company multiplied by the number of its shares in issue.

Volatility. The variability of movements in a share price, measured by the standard deviation of the ratio of two successive prices.

Enterprise Value (EV). Market capitalisation + debt.

PER (Price Earnings Ratio). Market capitalisation divided by net income for a trailing (or forward) 12-month period.

PEG (Price Earnings Growth). Price-earnings ratio divided by year-on-year earnings growth.

13.3 BUSINESS TERMS

BPO (Business Process Outsourcing). Outsourcing of a business function or process, e.g. administrative functions such as accounting, HR management, call centres, etc.

CMM (Capability Maturity Model). CMM is a method for evaluating and measuring the competence of the software development process in an organisation on a scale of 1 to 5.

CMMI. Capability Maturity Model Integration.

CRM (Customer Relationship Management). Managing customer relationships (after–sales service, purchasing advice, utilisation advice, customer loyalty) has become a strategic component of a company's successful operation. Not only does CRM facilitate efficiency, it also leads to higher sales by building customer loyalty.

ERP (Enterprise Resource Planning). An ERP system is an integrated management software system built in modules, which is capable of integrating sales, manufacturing, purchasing, accounting and human resources systems into an enterprise-wide management information system.

LAN (Local Area Network). A local network that connects a number of computers within a single building or unit.

MMS (Multimedia Message Service). A message capable of carrying text, sounds, fixed or animated colour images, generally sent to a mobile phone.

SCM (Supply Chain Management). A system designed to optimise the logistics chain, aimed at improving cost management and flexibility.

WAN (Wide Area Network). A long–distance network that generally comprises several local networks and covers a large geographical area.

13.4 BUSINESS KPIS (KEY PERFORMANCE INDICATORS)

13.4.1 Revenue

External revenue. External revenue represents Atos Origin sales to third parties (excluding VAT, nil margin pass-through revenue).

Book-to-bill. A ratio expressed in percentage terms based on order entry in the period divided by revenue of the same period.

Order entry / bookings. The total value of contracts (TCV), orders or amendments signed during a defined period. When an offer is won (contract signed), the total contract value is added to the backlog and the order entry is recognised.

TCV (Total Contract Value). The total value of a contract at signature (prevision or estimation) over its duration. It represents the firm order and contractual part of the contract excluding any clause on the decision of the client, as anticipated withdrawal clause, additional option or renewal.

Backlog/ Order cover. The value of signed contracts, orders and amendments that remain to be recognised over their contract lives.

Pipeline. The value of revenues that may be earned from outstanding commercial proposals issued to clients. Qualified pipeline applies an estimated percentage likelihood of proposal success.

Organic growth. Organic growth represents the % growth of a unit based on a constant scope and exchange rates basis.

13.4.2 Human resources

Legal staff. The total number of employees under Atos Origin employment contracts at the end of the period. Legal staff includes those on long sickness or long absence, apprentices, trainees, and employees on maternity leave, but excludes subcontractors and interims.

FTE (Full-time equivalent) staff). The total number of staff calculated using information from time sheets on the basis of working time divided by standard contractual workable time per employee. In general, a person working on a full time contract is considered as one FTE, whereas a person working on a part time contract would be less considered than one FTE.

Calculations are based on contractual working time (excluding overtime and unpaid holidays) with potential workable time (in hours or days) = nominal time + overtime balance – unpaid vacation. For subcontractors and interims, potential workable hours are based on the number of hours billed by the supplier to Atos Origin.

Subcontractors. External subcontractors are third-party suppliers. Outsourced activities (e.g. printing or call centre activities) and fixed price subcontracting are excluded from the recorded number of subcontractors or interims.

Interims. Staff from an agency for temporary personnel. Interims are usually used to cover seasonal peaks or for situations requiring staff for a short period of time.

Direct Staff. Direct staff include permanent staff and subcontractors, whose work is billable to a third party.

Indirect staff. Indirect staff include permanent staff or subcontractors, who are not billable to clients. Indirect staff are not directly involved in the generation of products and/or services delivered to clients.

Permanent staff. Permanent staff members have a contract for an unspecified period of time.

Temporary staff. Temporary staff have a contract for a fixed or limited period of time.

Ratio S . Measures the number of indirect staff as a percentage of total FTE staff, including both own staff and subcontractors.

Staff turnover and **attrition rate** (for legal staff). Turnover and attrition rates measure the proportion of legal staff that has left the Company (voluntary and/or involuntary) in a defined period.

Turnover measures the percentage of legal staff that has left the business in a defined period.

Attrition measures the percentage of legal permanent staff that has voluntarily left the business in a defined period. Attrition rate is a ratio based on total voluntary leavers in the period on an annual basis divided by the average number of permanent staff in the period.

Utilisation rate and **non-utilisation rate**. Utilisation rate + non-utilisation rate = 100% of workable time for direct FTE, which excludes legal vacations, long-term sickness, long-term sabbaticals and parental leave. Workable time is composed of billed time, inactivity that is billable but not billed (exceptional holidays, sickness, on the bench which is between two assignments, other inactivity as delegation), and non-billable time (pre-sales, training, management meetings, research and development and travel).

Utilisation rate measures the proportion of workable time (hours or days) of direct FTE (own staff excluding subcontractors) that is billed to customer. The ratio is expressed in percentage terms based on billed hours divided by workable hours excluding vacations. Non-utilisation rate measures the workable time (hours or days) of direct FTE (own staff excluding subcontractors) that is not billed or is non-billable to clients.

14 CONTACTS

Company Headquarters

Belgium
Da Vincilaan 5
B-1930 Zaventem
Tel: +32 2 712 3777

France
Tour Les Miroirs, - Bât C
18, avenue d'Alsace
92926 Paris La Defense Cedex
Tel : +33 1 55 91 2000

Argentina
Vedia 3892 P.B.
C1430 DAL - Buenos Aires
Tel: +54 11 4546 5500

Austria
Technologiestraße 8 / Gebäude D
A-1120 Wien
Tel: +43 1 60543 0

Bahrain
Floors 6 & 7, BNH Building
Al-Seef District
P. O. Box 2677
Manama
Tel: +973 17 53 7080

Belgium
Da Vincilaan 5
B-1930 Zaventem
Tel: +32 2 690 2800

Global Consulting & Systems Integration (Global C&SI)
Da Vincilaan 5
B-1930 Zaventem
Tel: +32 2 712 3777

Brazil
Rua Itapaiuna
2434 - 2° andar - Santo Amaro
São Paulo – SP
CEP: 05707-001
Tel: +55 11 3779 2344

Chile
Av. Vitacura 2771, piso 10
Las Condes
Santiago
Tel: +56 2 462 2600

China
5th Floor, Lido Commercial Center
Jichang Road
Beijing 100004
Tel: +86 10 6437 6668

France
Tour les Miroirs - Bât C
18, avenue d'Alsace
92926 Paris La Défense Cedex
Tel: +33 1 55 91 2000

Atos Worldline France
Tour Manhattan
5-6 place de l'Iris
92926 Paris La Defense Cedex
Tel: +33 1 49 00 9000

Outsourcing
Tour Horizon
64 Rue du 8 Mai 1945
92025 Nanterre
Tel: +33 1 70 92 1340

Systems Integration
Tour les Miroirs - Bât C
18, Avenue d'Alsace
92926 Paris La Defense Cedex
Tel: +33 1 55 91 2000

Atos Consulting
6-8 Boulevard Haussmann
75009 Paris
Tel: +33 1 73 03 2000

Atos Euronext Market Solutions
6-8 Boulevard Haussmann
F - 75009 Paris
Phone: +33 1 73 03 0303

Germany
Theodor-Althoff-Str. 47
D-45133 Essen
Telefon: +49 (0) 20 14 3050

Atos Worldline GmbH
Hahnstraße 25
D-60528 Frankfurt/Main
Tel: +49 69 66566 0

Greece
18 Kifisias Avenue
151 25 Athens
Tel +30 210 688 9016

Hong Kong
Suites 1701-8, Prudential Tower
21 Canton Road
Tsimshatsui, Kowloon
Tel: +852 2830 0000

India
SDF-IV, Units 126/127
SEEPZ, Andheri (east)
Mumbai 400 096
Tel: +91 22 28 29 0743

Indonesia
Wisma Kyoei Prince, #1707
Jalan Jenderal Sudirman Kav. 3
Jakarta, 10220
Tel: +62 21 572 4373

Italy
Via Riccardo Morandi, 32
00050 Roma
Tel: +39 06 8307 4201

Piazza IV Novembre, 3
20124 Milano
Tel: +39 2 66 7221

Viale Carlo Viola, 76
11026 Pont-Saint-Martin
Tel : +39 1 25 81 0201

Japan
20/F Shinjuku Park Tower, 3-7-1
Nishi-shinjuku, Shinjuku-ku,
Tokyo 163-1020
Tel: +81 3 3344 6631

Luxembourg
Rue Nicolas Bové 2a
1253 Luxembourg
Tel.: +352 31 36 37 1

Malaysia
Suite F01, 1st Floor
2310 Century Square
Jalan Usahawan
63000 Cyberjaya
Selangor Darul Ehsan
West Malaysia
Tel: +60 3 8318 6100

Mexico
Hegel 141, Piso 1
Col. Chapultepec Morales
CP 11570
Tel: +52 55 5905 3303

Poland
ul. Domaniewska 41
02-672 Warszawa
(budynek Taurus)
Tel: +48 22 606 1900

Morocco
Rue Ahmed Balafrej, 3
10100 Souissi, Rabat
Morocco
Tel : +212 37 63 3641

Portugal
Av. 5 de Outubro, 73 - C,
1 andar
Edifício Goya, Escritório 4
1050-049 Lisboa
Tel: +351 21 359 3150

Singapore
8 Temasek Boulevard
#07-01 Suntec Tower Three
Singapore 038988
Tel: +65 6333 8000

South Africa
204 Rivonia Road, Sandton
Private Bag X136
Bryanston 2021
Tel: +27 11 895 2000

Spain
Albarracín, 25
28037 Madrid
Tel: +34 91 440 8800

Atos Consulting
Albarracín, 27
28037 Madrid
Tel: +34 91 214 9500

Switzerland
Industriestrasse 19
8304 Wallisellen
Tel: +41 1 877 6969

24, Avenue de Champel
1206 Genève
Tel: +41 22 789 3700

Switzerland (Telecom)
Binzmühlestrasse 95
8050 Zürich
Switzerland
Tel : +41 1 308 9510

Taiwan
9F, No 115 Sec 3
Ming Sheng E Road
Taipei
Tel: +886 2 2514 2500

Thailand
200 Moo 4, 25th Floor
Jasmine International Tower
Room No. 2502
Chaengwattana Road Pakkret
Nonthaburi 11120
Tel: +66 2 582 0955

The Netherlands
Papendorpseweg 93
3528 BJ Utrecht
Tel: +31 30 299 4444

Atos Consulting
Papendorpseweg 93
3528 BJ Utrecht
Tel: +31 30 299 4444

Turkey
ITU ARI Teknokent-2
Buyukdere Caddesi A Blok K.4
Maslak-Sisli 34398
Istanbul
tel: +90 212 286 4666

United Kingdom
4 Triton Square
Regent's Place
London NW1 3HG
Phone: +44 20 7830 4444

USA
5599 San Felipe
Suite 300
Houston TX, 77056
Tel: +1 713 513 3000